
04043993

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED
SEP 2 4 2004
PROCESSING SECTION
WASH. DC 179

IndyMac ABS, Inc..	**0001060764**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 22, 2004, Series SPMD 2004-B	**333-118931**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 2 7 2004
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 23, 2004

INDYMAC ABS, INC.

By: Victor H. Woodworth

Name: Victor Woodworth

Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

	Arm	9.8% CPR	14% CPR	21% CPR	28% CPR	28% CPR
Given : Price	Fix	35% PPC	50% PPC	75% PPC	100% PPC	107% PPC
100.0000	Yield	1.9995	1.9995	1.9996	1.9995	1.9995
Discount Margin		18.0000	18.0000	18.0000	18.0000	18.0000
Avg Life		1.6291	1.5521	1.0473	0.7836	0.7305
Modified Duration		1.6001	1.5261	1.0365	0.7783	0.7261
First Payment Prd		1	1	1	1	1
Last Payment Prd		39	39	26	19	18

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Please fill in all blue values!
Thank You!

	ARM	FRM	Total/Avg.
Percentage Bal.	77.24%	22.76%	
Deal Balance	546,936,494	161,184,966	708,121,460
WAM	359	347	
WALA	1	2	
WAC	7.275%	6.982%	
LTV	78.11%	72.30%	
FICO	595.00	644.00	
Avg. Loan Size	203,929	190,077	
Stated Document %	29.66%	30.41%	
DTI	39.96%	38.31%	
IO %	19.40%	7.00%	
Second Lien %	0.00%	0.00%	
Property Type			
Single Family %	73.01%	76.47%	
PUD %	13.60%	8.34%	
2-4 Unit %	5.54%	8.13%	
MH %	0.00%	0.00%	
Occupancy Type			
Owner Occupied	96.08%	93.15%	
2nd Home	0.78%	1.66%	
Investor Prop.	3.14%	5.19%	
Loan Purpose			
Purchase	27.25%	26.39%	
Cash-Out	67.22%	65.76%	
Rate-Reduction	5.53%	7.85%	

ARM

Check: 100.00%

State	Percent
NY	8.32%
PA	1.47%
OH	1.31%
NJ	8.27%
GA	2.85%
FL	6.71%
IL	3%
Other	68%

FRM

Check: 100.00%

State	Percent
NY	18.25%
PA	1.47%
OH	1.24%
NJ	5.49%
GA	2.15%
FL	7.19%
IL	2%
Other	62%

Indymac Bank., Series SPMD 2004-8

Breakeven Runs

Assumptions:
1) Lag Months = 12
2) Triggers Passes
3) Severity: 45% - Fixed, 40% - Arms

Prepay %	Forward LIBOR					
	Bond	% CDR	Total Collateral Loss %	WAL	Principal Window	Yield
100	M7	201.49	9.28	17.93	164-361	6.490
100	M8	173.02	8.18	19.19	181-361	6.543
100	M9	148.92	7.20	10.38	72-361	7.533

Prepay %	Forward LIBOR + 100BPS					
	Bond	% CDR	Total Collateral Loss %	WAL	Principal Window	Yield
100	M7	170.75	8.09	18.32	170-361	7.26
100	M8	146.74	7.11	12.30	69-361	7.28
100	M9	128.48	6.34	10.65	48-361	8.24

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Indymac Bank Home Equity Loan Trust, Series SPMD 2004-B

Breakeven Runs

Assumptions:
1) Lag Months = 12
2) Triggers Hit

Prepay %	Severity %		Forward LIBOR	
		Bond	**% CDR**	**Total Collateral Loss %**
100	40	M-7	10.13	10.27

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

100.0000		5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
100.0000	**Yield**	1.9995	1.9995	1.9995	1.9995	1.9995	1.9995
	Discount Margin	18.0000	18.0000	18.0000	18.0000	18.0000	18.0000
	Avg Life	3.6544	1.9922	1.3441	1.0027	0.7924	0.6496
	Modified Duration	3.4952	1.9471	1.3248	0.9928	0.7867	0.6462
	First Payment Prd	1	1	1	1	1	1
	Last Payment Prd	92	51	34	26	20	17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Cor
is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the a
of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus ar
(the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securit
associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such inform
in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the info
to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such inform
with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospe
OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or relate
mentioned herein.

ɿnputational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
ɜddressee's legal, tax, financial and/or accounting advisors for the purposes
ɿd prospectus supplement (the "Final Prospectus") related to the securities
ːies described herein, particularly with respect to the risk and special considerations
ation will change. Any information contained herein will be more fully described
ırmation contained in the material is based on sources the Underwriter(s) believe(s)
ation should not be viewed as projections, forecasts, predictions, or opinions
ːctus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
d securities or perform for or solicit investment banking services from, any company

		5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
100.0000	**Yield**	1.9995	1.9995	1.9995	1.9995	1.9995	1.9995
	Discount Margin	18.0000	18.0000	18.0000	18.0000	18.0000	18.0000
	Avg Life	3.6544	1.9922	1.3441	1.0027	0.7924	0.6496
	Modified Duration	3.4952	1.9471	1.3248	0.9928	0.7867	0.6462
	First Payment Prd	1	1	1	1	1	1
	Last Payment Prd	92	51	34	26	20	17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Cor
is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the a
of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus ar
(the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securit
associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such inform
in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the info
to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such informa
with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospe
OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or relatec
mentioned herein.

ɲputational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
ɜddressee's legal, tax, financial and/or accounting advisors for the purposes
ɲd prospectus supplement (the "Final Prospectus") related to the securities
:ies described herein, particularly with respect to the risk and special considerations
ation will change. Any information contained herein will be more fully described
ɪrmation contained in the material is based on sources the Underwriter(s) believe(s)
ation should not be viewed as projections, forecasts, predictions, or opinions
:ctus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
d securities or perform for or solicit investment banking services from, any company

NO PREAY STRESS

Fwd LIBOR/Swap Shift	-200 bp	Min 0 bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss 1st $ Principal Loss	11.94	10.27	8.45
CDR - 1st $ Principal Loss	12.37	10.13	7.93
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss 1st $ Principal Loss	12.57	10.70	8.71
CDR - 1st $ Principal Loss	7.90	6.50	5.11

PREPAY STRESS

Fwd LIBOR/Swap Shift	-200 bp	Min 0 bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss 1st $ Principal Loss	7.81	10.52	13.45
CDR - 1st $ Principal Loss	12.30	7.92	5.46

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral T
is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third parl
of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the
(the "Securities") in making their investment decisions. This material does not include all relevant information rela
associated with an investment in the Securities. All information contained herein is preliminary and it is anticipate
in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus.
to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or comp
with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully revie
OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell S
mentioned herein.

Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
ty other than the addressee's legal, tax, financial and/or accounting advisors for the purposes
final prospectus and prospectus supplement (the "Final Prospectus") related to the securities
iting to the Securities described herein, particularly with respect to the risk and special considerations
d that such information will change. Any information contained herein will be more fully described
Although the information contained in the material is based on sources the Underwriter(s) believe(s)
lete. Such information should not be viewed as projections, forecasts, predictions, or opinions
w the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
securities or related securities or perform for or solicit investment banking services from, any company

		5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
100.0000	**Yield**	1.9995	1.9995	1.9995	1.9995	1.9995	1.9995
	Discount Margin	18.0000	18.0000	18.0000	18.0000	18.0000	18.0000
	Avg Life	3.6544	1.9922	1.3441	1.0027	0.7924	0.6496
	Modified Duration	3.4952	1.9471	1.3248	0.9928	0.7867	0.6462
	First Payment Prd	1	1	1	1	1	1
	Last Payment Prd	92	51	34	26	20	17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

100.0000		5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
	Yield	1.9995	1.9995	1.9995	1.9995	1.9995	1.9995
	Discount Margin	18.0000	18.0000	18.0000	18.0000	18.0000	18.0000
	Avg Life	3.6544	1.9922	1.3441	1.0027	0.7924	0.6496
	Modified Duration	3.4952	1.9471	1.3248	0.9928	0.7867	0.6462
	First Payment Prd	1	1	1	1	1	1
	Last Payment Prd	92	51	34	26	20	17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

(the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Indymac Bank., Series SPMD 2004-B
Class M-6
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	6.33	6.51	2.19	-13.16	-25.97	-37.89
	Discount Margin (bp)	157	164	-256	-1,750	-3,111	-4,467
	Avg Life (yr)	15.12	18.54	22.55	8.36	6.15	4.97
	Modified Duration (yr)	10.11	11.26	10.94	6.11	5.04	4.49
	First Payment Prd	167	187	237	79	62	51
	Last Payment Prd	200	308	361	129	89	69
	Bond Loss ($)	0	0	11,267,232	15,000,000	15,000,000	15,000,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	6.09	6.23	6.06	0.78	-18.69	-32.59
	Discount Margin (bp)	157	162	134	-388	-2,329	-3,854
	Avg Life (yr)	10.99	12.25	14.87	17.43	7.09	5.40
	Modified Duration (yr)	8.23	8.84	9.86	10.08	5.64	4.74
	First Payment Prd	123	132	146	179	66	53
	Last Payment Prd	143	168	361	361	115	80
	Bond Loss ($)	0	0	1,430,756	10,769,627	15,000,000	15,000,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	5.82	5.93	6.07	5.59	0.28	-21.88
	Discount Margin (bp)	157	161	165	104	-425	-2,673
	Avg Life (yr)	8.42	9.06	10.02	11.88	13.43	6.44
	Modified Duration (yr)	6.78	7.16	7.69	8.56	9.01	5.52
	First Payment Prd	95	100	107	117	136	58
	Last Payment Prd	109	120	141	361	361	116
	Bond Loss ($)	0	0	0	1,799,024	9,465,634	15,000,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	5.56	5.65	5.76	5.89	5.47	0.49
	Discount Margin (bp)	157	160	163	167	111	-388
	Avg Life (yr)	6.70	7.08	7.55	8.27	9.65	10.57
	Modified Duration (yr)	5.66	5.91	6.22	6.66	7.43	7.87
	First Payment Prd	76	79	83	88	94	106
	Last Payment Prd	86	92	101	118	361	361
	Bond Loss ($)	0	0	0	0	1,300,907	7,727,175
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	5.67	5.39	5.48	5.57	5.70	5.78
	Discount Margin (bp)	164	159	162	164	167	160
	Avg Life (yr)	6.80	5.71	5.99	6.34	6.86	7.95
	Modified Duration (yr)	5.69	4.96	5.15	5.40	5.75	6.44
	First Payment Prd	62	64	67	69	73	77
	Last Payment Prd	112	74	79	85	98	360
	Bond Loss ($)	0	0	0	0	0	246,579
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83	9.39

Indymac Bank., Series SPMD 2004-B
Class M-7
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	7.32	0.71	-14.22	-28.47	-41.78	-53.73
	Discount Margin (bp)	244	-386	-1,850	-3,382	-4,923	-6,407
	Avg Life (yr)	19.74	27.35	7.71	5.59	4.48	3.79
	Modified Duration (yr)	10.99	9.14	5.56	4.60	4.12	3.86
	First Payment Prd	200	308	75	57	47	40
	Last Payment Prd	325	361	115	79	62	51
	Bond Loss ($)	0	12,413,755	13,000,000	13,000,000	13,000,000	13,000,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	7.09	5.43	-9.06	-25.07	-39.45	-52.02
	Discount Margin (bp)	243	73	-1,328	-3,006	-4,645	-6,188
	Avg Life (yr)	13.32	16.72	8.76	5.94	4.63	3.87
	Modified Duration (yr)	8.94	9.69	6.27	4.82	4.21	3.90
	First Payment Prd	143	168	78	58	47	41
	Last Payment Prd	184	361	158	88	66	53
	Bond Loss ($)	0	5,029,590	13,000,000	13,000,000	13,000,000	13,000,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	6.83	7.06	2.79	-17.65	-34.70	-48.78
	Discount Margin (bp)	242	249	-175	-2,213	-4,092	-5,781
	Avg Life (yr)	9.90	11.83	13.96	6.77	4.95	4.03
	Modified Duration (yr)	7.37	8.25	8.72	5.43	4.41	3.98
	First Payment Prd	109	120	141	60	48	41
	Last Payment Prd	132	191	361	120	74	58
	Bond Loss ($)	0	0	7,170,345	13,000,000	13,000,000	13,000,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	6.57	6.73	6.41	0.41	-24.64	-42.59
	Discount Margin (bp)	242	246	199	-399	-2,965	-5,023
	Avg Life (yr)	7.74	8.58	10.30	11.65	5.71	4.34
	Modified Duration (yr)	6.16	6.64	7.48	7.93	5.02	4.18
	First Payment Prd	86	92	101	118	51	42
	Last Payment Prd	102	119	361	361	106	65
	Bond Loss ($)	0	0	1,117,255	7,907,669	13,000,000	13,000,000
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	6.51	6.45	6.60	5.41	-1.09	-27.89
	Discount Margin (bp)	245	245	249	117	-535	-3,332
	Avg Life (yr)	7.05	6.71	7.42	8.67	9.66	5.19
	Modified Duration (yr)	5.72	5.51	5.95	6.63	7.14	5.08
	First Payment Prd	75	74	79	85	98	45
	Last Payment Prd	120	90	106	361	361	119
	Bond Loss ($)	0	0	0	1,967,039	7,744,531	13,000,000
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83	9.39

Indymac Bank., Series SPMD 2004-B
Class M-8
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	1.94	-13.51	-30.27	-45.97	-59.84	-71.90
	Discount Margin (bp)	-262	-1,775	-3,583	-5,432	-7,206	-8,876
	Avg Life (yr)	28.30	7.83	5.38	4.19	3.50	3.04
	Modified Duration (yr)	9.03	5.54	4.47	3.98	3.74	3.61
	First Payment Prd	325	78	56	44	38	33
	Last Payment Prd	361	114	75	57	47	40
	Bond Loss ($)	10,089,957	10,500,000	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	5.38	-12.35	-29.83	-46.01	-60.07	-72.17
	Discount Margin (bp)	65	-1,657	-3,534	-5,437	-7,237	-8,916
	Avg Life (yr)	18.09	7.95	5.41	4.18	3.48	3.03
	Modified Duration (yr)	9.89	5.69	4.52	3.99	3.74	3.62
	First Payment Prd	184	76	55	44	37	33
	Last Payment Prd	361	122	78	58	47	41
	Bond Loss ($)	4,650,642	10,500,000	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	7.19	-2.61	-27.22	-44.63	-59.30	-71.65
	Discount Margin (bp)	254	-716	-3,243	-5,268	-7,134	-8,841
	Avg Life (yr)	13.35	18.11	5.61	4.25	3.51	3.05
	Modified Duration (yr)	8.81	8.92	4.67	4.04	3.76	3.63
	First Payment Prd	132	191	54	43	37	33
	Last Payment Prd	361	361	84	60	48	41
	Bond Loss ($)	134,274	9,426,968	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	6.93	3.58	-20.75	-40.96	-57.10	-70.24
	Discount Margin (bp)	256	-86	-2,542	-4,825	-6,845	-8,639
	Avg Life (yr)	9.50	11.81	6.19	4.44	3.60	3.09
	Modified Duration (yr)	7.10	7.98	5.15	4.17	3.81	3.64
	First Payment Prd	102	119	56	44	37	33
	Last Payment Prd	134	361	112	66	51	42
	Bond Loss ($)	0	4,396,921	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	6.43	6.83	-0.83	-33.16	-52.39	-67.29
	Discount Margin (bp)	249	251	-514	-3,916	-6,237	-8,224
	Avg Life (yr)	6.34	9.09	10.45	4.87	3.77	3.18
	Modified Duration (yr)	5.23	6.84	7.43	4.50	3.91	3.69
	First Payment Prd	69	90	106	45	38	33
	Last Payment Prd	129	361	361	82	55	45
	Bond Loss ($)	0	131,130	6,500,980	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83	9.39

Indymac Bank., Series SPMD 2004-B
Class M-9
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	-5.92	-24.67	-43.24	-59.49	-72.95	-83.94
	Discount Margin (bp)	-995	-2,950	-5,089	-7,152	-9,022	-10,676
	Avg Life (yr)	9.05	5.50	4.04	3.27	2.82	2.51
	Modified Duration (yr)	5.65	4.26	3.69	3.43	3.32	3.28
	First Payment Prd	88	56	42	35	31	27
	Last Payment Prd	131	78	56	44	38	33
	Bond Loss ($)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	-8.17	-27.09	-45.62	-61.53	-74.64	-85.39
	Discount Margin (bp)	-1,220	-3,217	-5,380	-7,426	-9,268	-10,905
	Avg Life (yr)	8.33	5.24	3.90	3.19	2.76	2.47
	Modified Duration (yr)	5.42	4.18	3.65	3.41	3.32	3.29
	First Payment Prd	79	52	40	34	30	27
	Last Payment Prd	127	76	55	44	37	33
	Bond Loss ($)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	-7.18	-28.06	-46.89	-62.78	-75.75	-86.35
	Discount Margin (bp)	-1,130	-3,327	-5,537	-7,596	-9,432	-11,057
	Avg Life (yr)	8.53	5.13	3.83	3.14	2.73	2.45
	Modified Duration (yr)	5.87	4.17	3.64	3.41	3.31	3.29
	First Payment Prd	74	50	39	33	29	27
	Last Payment Prd	198	76	54	43	37	33
	Bond Loss ($)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	1.71	-27.63	-46.78	-63.05	-76.20	-86.82
	Discount Margin (bp)	-272	-3,280	-5,524	-7,633	-9,498	-11,133
	Avg Life (yr)	13.09	5.15	3.82	3.13	2.71	2.44
	Modified Duration (yr)	7.80	4.22	3.66	3.41	3.32	3.29
	First Payment Prd	134	48	38	33	29	26
	Last Payment Prd	361	80	56	44	37	33
	Bond Loss ($)	6,391,154	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	4.26	-21.56	-45.24	-62.15	-75.81	-86.70
	Discount Margin (bp)	25	-2,628	-5,335	-7,510	-9,440	-11,114
	Avg Life (yr)	7.10	5.63	3.89	3.15	2.72	2.44
	Modified Duration (yr)	5.48	4.87	3.71	3.44	3.33	3.30
	First Payment Prd	66	48	38	32	29	26
	Last Payment Prd	361	135	58	45	38	33
	Bond Loss ($)	2,942,570	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83	9.39

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Indymac Bank., Series SPMD 2004-B
Class M-6
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	6.33	6.51	2.19	-13.16	-25.97	-37.89
	Discount Margin (bp)	157	164	-256	-1,750	-3,111	-4,467
	Avg Life (yr)	15.12	18.54	22.55	8.36	6.15	4.97
	Modified Duration (yr)	10.11	11.26	10.94	6.11	5.04	4.49
	First Payment Prd	167	187	237	79	62	51
	Last Payment Prd	200	308	361	129	89	69
	Bond Loss ($)	0	0	11,267,232	15,000,000	15,000,000	15,000,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	6.09	6.23	6.06	0.78	-18.69	-32.59
	Discount Margin (bp)	157	162	134	-388	-2,329	-3,854
	Avg Life (yr)	10.99	12.25	14.87	17.43	7.09	5.40
	Modified Duration (yr)	8.23	8.84	9.86	10.08	5.64	4.74
	First Payment Prd	123	132	146	179	66	53
	Last Payment Prd	143	168	361	361	115	80
	Bond Loss ($)	0	0	1,430,756	10,769,627	15,000,000	15,000,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	5.82	5.93	6.07	5.59	0.28	-21.88
	Discount Margin (bp)	157	161	165	104	-425	-2,673
	Avg Life (yr)	8.42	9.06	10.02	11.88	13.43	6.44
	Modified Duration (yr)	6.78	7.16	7.69	8.56	9.01	5.52
	First Payment Prd	95	100	107	117	136	58
	Last Payment Prd	109	120	141	361	361	116
	Bond Loss ($)	0	0	0	1,799,024	9,465,634	15,000,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	5.56	5.65	5.76	5.89	5.47	0.49
	Discount Margin (bp)	157	160	163	167	111	-388
	Avg Life (yr)	6.70	7.08	7.55	8.27	9.65	10.57
	Modified Duration (yr)	5.66	5.91	6.22	6.66	7.43	7.87
	First Payment Prd	76	79	83	88	94	106
	Last Payment Prd	86	92	101	118	361	361
	Bond Loss ($)	0	0	0	0	1,300,907	7,727,175
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	5.67	5.39	5.48	5.57	5.70	5.78
	Discount Margin (bp)	164	159	162	164	167	160
	Avg Life (yr)	6.80	5.71	5.99	6.34	6.86	7.95
	Modified Duration (yr)	5.69	4.96	5.15	5.40	5.75	6.44
	First Payment Prd	62	64	67	69	73	77
	Last Payment Prd	112	74	79	85	98	360
	Bond Loss ($)	0	0	0	0	0	246,579
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83	9.39

Indymac Bank., Series SPMD 2004-B
Class M-7
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	7.32	0.71	-14.22	-28.47	-41.78	-53.73
	Discount Margin (bp)	244	-386	-1,850	-3,382	-4,923	-6,407
	Avg Life (yr)	19.74	27.35	7.71	5.59	4.48	3.79
	Modified Duration (yr)	10.99	9.14	5.56	4.60	4.12	3.86
	First Payment Prd	200	308	75	57	47	40
	Last Payment Prd	325	361	115	79	62	51
	Bond Loss ($)	0	12,413,755	13,000,000	13,000,000	13,000,000	13,000,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	7.09	5.43	-9.06	-25.07	-39.45	-52.02
	Discount Margin (bp)	243	73	-1,328	-3,006	-4,645	-6,188
	Avg Life (yr)	13.32	16.72	8.76	5.94	4.63	3.87
	Modified Duration (yr)	8.94	9.69	6.27	4.82	4.21	3.90
	First Payment Prd	143	168	78	58	47	41
	Last Payment Prd	184	361	158	88	66	53
	Bond Loss ($)	0	5,029,590	13,000,000	13,000,000	13,000,000	13,000,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	6.83	7.06	2.79	-17.65	-34.70	-48.78
	Discount Margin (bp)	242	249	-175	-2,213	-4,092	-5,781
	Avg Life (yr)	9.90	11.83	13.96	6.77	4.95	4.03
	Modified Duration (yr)	7.37	8.25	8.72	5.43	4.41	3.98
	First Payment Prd	109	120	141	60	48	41
	Last Payment Prd	132	191	361	120	74	58
	Bond Loss ($)	0	0	7,170,345	13,000,000	13,000,000	13,000,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	6.57	6.73	6.41	0.41	-24.64	-42.59
	Discount Margin (bp)	242	246	199	-399	-2,965	-5,023
	Avg Life (yr)	7.74	8.58	10.30	11.65	5.71	4.34
	Modified Duration (yr)	6.16	6.64	7.48	7.93	5.02	4.18
	First Payment Prd	86	92	101	118	51	42
	Last Payment Prd	102	119	361	361	106	65
	Bond Loss ($)	0	0	1,117,255	7,907,669	13,000,000	13,000,000
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	6.51	6.45	6.60	5.41	-1.09	-27.89
	Discount Margin (bp)	245	245	249	117	-535	-3,332
	Avg Life (yr)	7.05	6.71	7.42	8.67	9.66	5.19
	Modified Duration (yr)	5.72	5.51	5.95	6.63	7.14	5.08
	First Payment Prd	75	74	79	85	98	45
	Last Payment Prd	120	90	106	361	361	119
	Bond Loss ($)	0	0	0	1,967,039	7,744,531	13,000,000
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83	9.39

Indymac Bank., Series SPMD 2004-B
Class M-8
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR
50% PPC	**Yield (%)**	1.94	-13.51	-30.27	-45.97	-59.84
	Discount Margin (bp)	-262	-1,775	-3,583	-5,432	-7,206
	Avg Life (yr)	28.30	7.83	5.38	4.19	3.50
	Modified Duration (yr)	9.03	5.54	4.47	3.98	3.74
	First Payment Prd	325	78	56	44	38
	Last Payment Prd	361	114	75	57	47
	Bond Loss ($)	10,089,957	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14
75% PPC	**Yield (%)**	5.38	-12.35	-29.83	-46.01	-60.07
	Discount Margin (bp)	65	-1,657	-3,534	-5,437	-7,237
	Avg Life (yr)	18.09	7.95	5.41	4.18	3.48
	Modified Duration (yr)	9.89	5.69	4.52	3.99	3.74
	First Payment Prd	184	76	55	44	37
	Last Payment Prd	361	122	78	58	47
	Bond Loss ($)	4,650,642	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18
100% PPC	**Yield (%)**	7.19	-2.61	-27.22	-44.63	-59.30
	Discount Margin (bp)	254	-716	-3,243	-5,268	-7,134
	Avg Life (yr)	13.35	18.11	5.61	4.25	3.51
	Modified Duration (yr)	8.81	8.92	4.67	4.04	3.76
	First Payment Prd	132	191	54	43	37
	Last Payment Prd	361	361	84	60	48
	Bond Loss ($)	134,274	9,426,968	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42
125% PPC	**Yield (%)**	6.93	3.58	-20.75	-40.96	-57.10
	Discount Margin (bp)	256	-86	-2,542	-4,825	-6,845
	Avg Life (yr)	9.50	11.81	6.19	4.44	3.60
	Modified Duration (yr)	7.10	7.98	5.15	4.17	3.81
	First Payment Prd	102	119	56	44	37
	Last Payment Prd	134	361	112	66	51
	Bond Loss ($)	0	4,396,921	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39
150% PPC	**Yield (%)**	6.43	6.83	-0.83	-33.16	-52.39
	Discount Margin (bp)	249	251	-514	-3,916	-6,237
	Avg Life (yr)	6.34	9.09	10.45	4.87	3.77
	Modified Duration (yr)	5.23	6.84	7.43	4.50	3.91
	First Payment Prd	69	90	106	45	38
	Last Payment Prd	129	361	361	82	55
	Bond Loss ($)	0	131,130	6,500,980	10,500,000	10,500,000
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83

14% CDR
-71.90
-8,876
3.04
3.61
33
40
10,500,000
19.95
-72.17
-8,916
3.03
3.62
33
41
10,500,000
15.94
-71.65
-8,841
3.05
3.63
33
41
10,500,000
13.12
-70.24
-8,639
3.09
3.64
33
42
10,500,000
11.02
-67.29
-8,224
3.18
3.69
33
45
10,500,000
9.39

Indymac Bank., Series SPMD 2004-B
Class M-8
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	1.94	-13.51	-30.27	-45.97	-59.84	-71.90
	Discount Margin (bp)	-262	-1,775	-3,583	-5,432	-7,206	-8,876
	Avg Life (yr)	28.30	7.83	5.38	4.19	3.50	3.04
	Modified Duration (yr)	9.03	5.54	4.47	3.98	3.74	3.61
	First Payment Prd	325	78	56	44	38	33
	Last Payment Prd	361	114	75	57	47	40
	Bond Loss ($)	10,089,957	10,500,000	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	5.38	-12.35	-29.83	-46.01	-60.07	-72.17
	Discount Margin (bp)	65	-1,657	-3,534	-5,437	-7,237	-8,916
	Avg Life (yr)	18.09	7.95	5.41	4.18	3.48	3.03
	Modified Duration (yr)	9.89	5.69	4.52	3.99	3.74	3.62
	First Payment Prd	184	76	55	44	37	33
	Last Payment Prd	361	122	78	58	47	41
	Bond Loss ($)	4,650,642	10,500,000	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	7.19	-2.61	-27.22	-44.63	-59.30	-71.65
	Discount Margin (bp)	254	-716	-3,243	-5,268	-7,134	-8,841
	Avg Life (yr)	13.35	18.11	5.61	4.25	3.51	3.05
	Modified Duration (yr)	8.81	8.92	4.67	4.04	3.76	3.63
	First Payment Prd	132	191	54	43	37	33
	Last Payment Prd	361	361	84	60	48	41
	Bond Loss ($)	134,274	9,426,968	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	6.93	3.58	-20.75	-40.96	-57.10	-70.24
	Discount Margin (bp)	256	-86	-2,542	-4,825	-6,845	-8,639
	Avg Life (yr)	9.50	11.81	6.19	4.44	3.60	3.09
	Modified Duration (yr)	7.10	7.98	5.15	4.17	3.81	3.64
	First Payment Prd	102	119	56	44	37	33
	Last Payment Prd	134	361	112	66	51	42
	Bond Loss ($)	0	4,396,921	10,500,000	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	6.43	6.83	-0.83	-33.16	-52.39	-67.29
	Discount Margin (bp)	249	251	-514	-3,916	-6,237	-8,224
	Avg Life (yr)	6.34	9.09	10.45	4.87	3.77	3.18
	Modified Duration (yr)	5.23	6.84	7.43	4.50	3.91	3.69
	First Payment Prd	69	90	106	45	38	33
	Last Payment Prd	129	361	361	82	55	45
	Bond Loss ($)	0	131,130	6,500,980	10,500,000	10,500,000	10,500,000
	Total Collateral Loss (%)	6.44	7.06	7.67	8.26	8.83	9.39

Indymac Bank., Series SPMD 2004-B
Class M-9
To Maturity/Trigger Fails/Fwd LIBOR/12 MTR/40% Severity

		9% CDR	10% CDR	11% CDR	12% CDR	13% CDR	14% CDR
50% PPC	**Yield (%)**	-5.92	-24.67	-43.24	-59.49	-72.95	-83.94
	Discount Margin (bp)	-995	-2,950	-5,089	-7,152	-9,022	-10,676
	Avg Life (yr)	9.05	5.50	4.04	3.27	2.82	2.51
	Modified Duration (yr)	5.65	4.26	3.69	3.43	3.32	3.28
	First Payment Prd	88	56	42	35	31	27
	Last Payment Prd	131	78	56	44	38	33
	Bond Loss ($)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	15.28	16.35	17.35	18.28	19.14	19.95
75% PPC	**Yield (%)**	-8.17	-27.09	-45.62	-61.53	-74.64	-85.39
	Discount Margin (bp)	-1,220	-3,217	-5,380	-7,426	-9,268	-10,905
	Avg Life (yr)	8.33	5.24	3.90	3.19	2.76	2.47
	Modified Duration (yr)	5.42	4.18	3.65	3.41	3.32	3.29
	First Payment Prd	79	52	40	34	30	27
	Last Payment Prd	127	76	55	44	37	33
	Bond Loss ($)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	11.70	12.64	13.53	14.38	15.18	15.94
100% PPC	**Yield (%)**	-7.18	-28.06	-46.89	-62.78	-75.75	-86.35
	Discount Margin (bp)	-1,130	-3,327	-5,537	-7,596	-9,432	-11,057
	Avg Life (yr)	8.53	5.13	3.83	3.14	2.73	2.45
	Modified Duration (yr)	5.87	4.17	3.64	3.41	3.31	3.29
	First Payment Prd	74	50	39	33	29	27
	Last Payment Prd	198	76	54	43	37	33
	Bond Loss ($)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	9.34	10.16	10.95	11.70	12.42	13.12
125% PPC	**Yield (%)**	1.71	-27.63	-46.78	-63.05	-76.20	-86.82
	Discount Margin (bp)	-272	-3,280	-5,524	-7,633	-9,498	-11,133
	Avg Life (yr)	13.09	5.15	3.82	3.13	2.71	2.44
	Modified Duration (yr)	7.80	4.22	3.66	3.41	3.32	3.29
	First Payment Prd	134	48	38	33	29	26
	Last Payment Prd	361	80	56	44	37	33
	Bond Loss ($)	6,391,154	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	7.68	8.39	9.08	9.75	10.39	11.02
150% PPC	**Yield (%)**	4.26	-21.56	-45.24	-62.15	-75.81	-86.70
	Discount Margin (bp)	25	-2,628	-5,335	-7,510	-9,440	-11,114
	Avg Life (yr)	7.10	5.63	3.89	3.15	2.72	2.44
	Modified Duration (yr)	5.48	4.87	3.71	3.44	3.33	3.30
	First Payment Prd	66	48	38	32	29	26
	Last Payment Prd	361	135	58	45	38	33
	Bond Loss ($)	2,942,570	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
	Total Collateral Loss (%)	5.44	7.06	7.67	8.26	8.83	9.39

```
         ##                                                     ##
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#####     # ##   ####   ### ###   ####   ## ###          ### #
 #        ##  # #    #   #   #   #    #    ##           #   ##
 #        #   # #    #   # # #    #####    #            #    #
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```

Job : 154
Date: 9/22/2004
Time: 11:00:51 AM

		5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
100.0000	**Yield**	1.9995	1.9995	1.9995	1.9995	1.9995	1.9995
	Discount Margin	18.0000	18.0000	18.0000	18.0000	18.0000	18.0000
	Avg Life	3.6544	1.9922	1.3441	1.0027	0.7924	0.6496
	Modified Duration	3.4952	1.9471	1.3248	0.9928	0.7867	0.6462
	First Payment Prd	1	1	1	1	1	1
	Last Payment Prd	92	51	34	26	20	17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

100.0000		5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
	Yield	1.9995	1.9995	1.9995	1.9995	1.9995	1.9995
	Discount Margin	18.0000	18.0000	18.0000	18.0000	18.0000	18.0000
	Avg Life	3.6544	1.9922	1.3441	1.0027	0.7924	0.6496
	Modified Duration	3.4952	1.9471	1.3248	0.9928	0.7867	0.6462
	First Payment Prd	1	1	1	1	1	1
	Last Payment Prd	92	51	34	26	20	17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Indymac Bank., Series SPMD 2004-B

Breakeven Runs

Assumptions:
1) Lag Months = 12
2) Prepay: Fix - 100% PPC (4-23% CPR over 12 months), Arm - 28% CPR
2) Triggers Fail
3) Severity: 40%

Forward LIBOR			Forward LIBOR + 100BPS		
Bond	**% CDR**	**Total Collateral Loss %**	**Bond**	**% CDR**	**Total Collateral Loss %**
M7	10.13	10.27	M7	8.45	8.89
M8	8.99	9.33	M8	7.39	7.96
M9	8.15	8.62	M9	6.62	7.25

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Indymac Bank., Series SPMD 2004-B

Breakeven Runs

Assumptions:
1) Lag Months = 12
2) Triggers Passes
3) Severity: 45% - Fixed, 40% - Arms

Prepay %	Forward LIBOR					
	Bond	% CDR	Total Collateral Loss %	WAL	Principal Window	Yield
100	M7	201.49	9.28	17.93	164-361	6.490
100	M8	173.02	8.18	19.19	181-361	6.543
100	M9	148.92	7.20	10.38	72-361	7.533

Prepay %	Forward LIBOR + 100BPS					
	Bond	% CDR	Total Collateral Loss %	WAL	Principal Window	Yield
100	M7	170.75	8.09	18.32	170-361	7.26
100	M8	146.74	7.11	12.30	69-361	7.28
100	M9	120.48	6.34	10.65	48-361	8.24

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

		Eff Net WAC Classes M & B
1	10/25/2004	NA
2	11/25/2004	9.96
3	12/25/2004	9.91
4	1/25/2005	9.86
5	2/25/2005	9.83
6	3/25/2005	9.84
7	4/25/2005	9.78
8	5/25/2005	9.78
9	6/25/2005	9.75
10	7/25/2005	9.76
11	8/25/2005	9.74
12	9/25/2005	9.74
13	10/25/2005	9.76
14	11/25/2005	9.75
15	12/25/2005	9.77
16	1/25/2006	9.76
17	2/25/2006	9.76
18	3/25/2006	9.81
19	4/25/2006	9.77
20	5/25/2006	9.79
21	6/25/2006	9.77
22	7/25/2006	9.79
23	8/25/2006	9.79
24	9/25/2006	9.84
25	10/25/2006	9.86
26	11/25/2006	9.90
27	12/25/2006	9.91
28	1/25/2007	9.95
29	2/25/2007	9.94
30	3/25/2007	9.78
31	4/25/2007	9.89
32	5/25/2007	9.83
33	6/25/2007	9.86
34	7/25/2007	9.81
35	8/25/2007	9.78
36	9/25/2007	9.66
37	10/25/2007	9.57
38	11/25/2007	9.58
39	12/25/2007	9.52
40	1/25/2008	9.55
41	2/25/2008	9.47
42	3/25/2008	10.06
43	4/25/2008	9.39
44	5/25/2008	9.77
45	6/25/2008	9.43
46	7/25/2008	9.72
47	8/25/2008	9.41
48	9/25/2008	9.44
49	10/25/2008	9.75
50	11/25/2008	9.43
51	12/25/2008	9.72
52	1/25/2009	9.39
53	2/25/2009	9.39
54	3/25/2009	10.38
55	4/25/2009	9.36
56	5/25/2009	9.66
57	6/25/2009	9.33
58	7/25/2009	9.63
59	8/25/2009	9.32
60	9/25/2009	9.41
61	10/25/2009	9.73
62	11/25/2009	9.43
63	12/25/2009	9.73
64	1/25/2010	9.40
65	2/25/2010	9.38
66	3/25/2010	10.37
67	4/25/2010	9.35

* 1mL=6mL=20%; 100% FFTW Prepayment Assumptions

68	5/25/2010	9.65
69	6/25/2010	9.32
70	7/25/2010	9.61
71	8/25/2010	9.29
72	9/25/2010	9.29
73	10/25/2010	9.58
74	11/25/2010	9.26
75	12/25/2010	9.55
76	1/25/2011	9.22
77	2/25/2011	9.21
78	3/25/2011	10.17
79	4/25/2011	9.17
80	5/25/2011	9.46
81	6/25/2011	9.14
82	7/25/2011	9.43
83	8/25/2011	9.11
84	9/25/2011	9.09
85	10/25/2011	9.38
86	11/25/2011	9.06
87	12/25/2011	9.34
88	1/25/2012	9.02
89	2/25/2012	9.01
90	3/25/2012	9.61
91	4/25/2012	8.98
92	5/25/2012	9.26
93	6/25/2012	8.94
94	7/25/2012	9.22
95	8/25/2012	8.91
96	9/25/2012	8.89
97	10/25/2012	9.17
98	11/25/2012	8.86
99	12/25/2012	9.14
100	1/25/2013	8.83
101	2/25/2013	8.81
102	3/25/2013	9.74
103	4/25/2013	8.78
104	5/25/2013	9.06
105	6/25/2013	8.75
106	7/25/2013	9.03
107	8/25/2013	8.72
108	9/25/2013	8.7
109	10/25/2013	8.98
110	11/25/2013	8.67
111	12/25/2013	8.94
112	1/25/2014	8.64
113	2/25/2014	8.62
114	3/25/2014	9.53
115	4/25/2014	8.59
116	5/25/2014	8.86
117	6/25/2014	8.56
118	7/25/2014	8.83
119	8/25/2014	8.53
120	9/25/2014	8.52
121	10/25/2014	8.78
122	11/25/2014	8.49
123	12/25/2014	8.75
124	1/25/2015	8.46
125	2/25/2015	8.44
126	3/25/2015	9.33
127	4/25/2015	8.41
128	5/25/2015	8.68
129	6/25/2015	8.38
130	7/25/2015	8.65
131	8/25/2015	8.36
132	9/25/2015	8.34
133	10/25/2015	8.61
134	11/25/2015	8.31
135	12/25/2015	8.58
136	1/25/2016	8.29
137	2/25/2016	8.27
138	3/25/2016	8.83
139	4/25/2016	8.24
140	5/25/2016	8.5
141	6/25/2016	8.22
142	7/25/2016	8.48
143	8/25/2016	8.19
144	9/25/2016	8.18
145	10/25/2016	8.43
146	11/25/2016	8.15
147	12/25/2016	8.41
148	1/25/2017	8.12
149	2/25/2017	8.11
150	3/25/2017	8.96
151	4/25/2017	8.08
152	5/25/2017	8.34
153	6/25/2017	8.06
154	7/25/2017	8.31
155	8/25/2017	8.03
156	9/25/2017	8.02
157	10/25/2017	8.27
158	11/25/2017	7.99
159	12/25/2017	8.25

160	1/25/2018	7.97
161	2/25/2018	7.96
162	3/25/2018	8.8
163	4/25/2018	7.93
164	5/25/2018	8.18
165	6/25/2018	7.91
166	7/25/2018	8.16
167	8/25/2018	7.89
168	9/25/2018	7.87
169	10/25/2018	8.12
170	11/25/2018	7.85
171	12/25/2018	8.1
172	1/25/2019	7.83
173	2/25/2019	7.82
174	3/25/2019	8.64
175	4/25/2019	7.79
176	5/25/2019	8.04
177	6/25/2019	7.77
178	7/25/2019	8.02
179	8/25/2019	7.75
180	9/25/2019	7.74
181	10/25/2019	7.98
182	11/25/2019	7.71
183	12/25/2019	7.96
184	1/25/2020	7.69
185	2/25/2020	7.68
186	3/25/2020	8.2
187	4/25/2020	7.66
188	5/25/2020	7.9
189	6/25/2020	7.64
190	7/25/2020	7.88
191	8/25/2020	7.62
192	9/25/2020	7.61
193	10/25/2020	7.85
194	11/25/2020	7.58
195	12/25/2020	7.83
196	1/25/2021	7.56
197	2/25/2021	7.55
198	3/25/2021	8.35
199	4/25/2021	7.53
200	5/25/2021	7.77
201	6/25/2021	7.51
202	7/25/2021	7.75
203	8/25/2021	7.49
204	9/25/2021	7.48
205	10/25/2021	7.72
206	11/25/2021	7.46
207	12/25/2021	7.7
208	1/25/2022	7.44
209	2/25/2022	7.43
210	3/25/2022	8.21
211	4/25/2022	7.41
212	5/25/2022	7.65
213	6/25/2022	7.39
214	7/25/2022	7.63
215	8/25/2022	7.37
216	9/25/2022	7.36
217	10/25/2022	7.6
218	11/25/2022	7.34
219	12/25/2022	7.58
220	1/25/2023	7.33
221	2/25/2023	7.32
222	3/25/2023	8.09
223	4/25/2023	7.3
224	5/25/2023	7.53
225	6/25/2023	7.28
226	7/25/2023	7.51
227	8/25/2023	7.26
228	9/25/2023	7.26
229	10/25/2023	7.49
230	11/25/2023	7.24
231	12/25/2023	7.47
232	1/25/2024	7.22
233	2/25/2024	7.21
234	3/25/2024	7.7
235	4/25/2024	7.2
236	5/25/2024	7.43
237	6/25/2024	7.18
238	7/25/2024	7.41
239	8/25/2024	7.17
240	9/25/2024	7.16
241	10/25/2024	7.39
242	11/25/2024	7.14
243	12/25/2024	7.37
244	1/25/2025	7.13
245	2/25/2025	7.12
246	3/25/2025	7.88
247	4/25/2025	7.11
248	5/25/2025	7.34
249	6/25/2025	7.09
250	7/25/2025	7.32
251	8/25/2025	7.08

252	9/25/2025	7.07
253	10/25/2025	7.3
254	11/25/2025	7.06
255	12/25/2025	7.28
256	1/25/2026	7.04
257	2/25/2026	7.04
258	3/25/2026	7.78
259	4/25/2026	7.02
260	5/25/2026	7.25
261	6/25/2026	7.01
262	7/25/2026	7.24
263	8/25/2026	7
264	9/25/2026	6.99
265	10/25/2026	7.22
266	11/25/2026	6.98
267	12/25/2026	7.2
268	1/25/2027	6.97
269	2/25/2027	6.96
270	3/25/2027	7.7
271	4/25/2027	6.95
272	5/25/2027	7.17
273	6/25/2027	6.94
274	7/25/2027	7.16
275	8/25/2027	6.92
276	9/25/2027	6.92
277	10/25/2027	7.14
278	11/25/2027	6.91
279	12/25/2027	7.13
280	1/25/2028	6.9
281	2/25/2028	6.89
282	3/25/2028	7.36
283	4/25/2028	6.88
284	5/25/2028	7.1
285	6/25/2028	6.87
286	7/25/2028	7.09
287	8/25/2028	6.86
288	9/25/2028	6.85
289	10/25/2028	7.08
290	11/25/2028	6.84
291	12/25/2028	7.07
292	1/25/2029	6.83
293	2/25/2029	6.83
294	3/25/2029	7.55
295	4/25/2029	6.82
296	5/25/2029	7.04
297	6/25/2029	6.81
298	7/25/2029	7.03
299	8/25/2029	6.8
300	9/25/2029	6.79
301	10/25/2029	7.02
302	11/25/2029	6.79
303	12/25/2029	7.01
304	1/25/2030	6.78
305	2/25/2030	6.77
306	3/25/2030	7.49
307	4/25/2030	6.76
308	5/25/2030	6.98
309	6/25/2030	6.75
310	7/25/2030	6.98
311	8/25/2030	6.75
312	9/25/2030	6.74
313	10/25/2030	6.96
314	11/25/2030	6.73
315	12/25/2030	6.95
316	1/25/2031	6.73
317	2/25/2031	6.72
318	3/25/2031	7.44
319	4/25/2031	6.71
320	5/25/2031	6.93
321	6/25/2031	6.71
322	7/25/2031	6.93
323	8/25/2031	6.7
324	9/25/2031	6.69
325	10/25/2031	6.91
326	11/25/2031	6.69
327	12/25/2031	6.91
328	1/25/2032	6.68
329	2/25/2032	6.68
330	3/25/2032	7.13
331	4/25/2032	6.67
332	5/25/2032	6.89
333	6/25/2032	6.66
334	7/25/2032	6.88
335	8/25/2032	6.66
336	9/25/2032	6.65
337	10/25/2032	6.87
338	11/25/2032	6.65
339	12/25/2032	6.87
340	1/25/2033	6.64
341	2/25/2033	6.64
342	3/25/2033	7.35
343	4/25/2033	6.63

344	5/25/2033	6.85
345	6/25/2033	6.63
346	7/25/2033	6.85
347	8/25/2033	6.62
348	9/25/2033	6.62
349	10/25/2033	6.84
350	11/25/2033	6.62
351	12/25/2033	6.84
352	1/25/2034	6.61
353	2/25/2034	6.61
354	3/25/2034	7.32
355	4/25/2034	6.61
356	5/25/2034	6.84
357	6/25/2034	6.63
358	7/25/2034	6.87
359	8/25/2034	6.71
360	9/25/2034	6.59
361	10/25/2034	6.8

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Excess Spread

* 1mL=6mL=FwrdLib with shocks; 100% FFTW Prepayment Assumptions

1	10/25/2004	421.00
2	11/25/2004	428.00
3	12/25/2004	427.00
4	1/25/2005	410.00
5	2/25/2005	393.00
6	3/25/2005	408.00
7	4/25/2005	284.00
8	5/25/2005	284.00
9	6/25/2005	268.00
10	7/25/2005	275.00
11	8/25/2005	250.00
12	9/25/2005	241.00
13	10/25/2005	257.00
14	11/25/2005	236.00
15	12/25/2005	244.00
16	1/25/2006	223.00
17	2/25/2006	217.00
18	3/25/2006	254.00
19	4/25/2006	205.00
20	5/25/2006	213.00
21	6/25/2006	192.00
22	7/25/2006	201.00
23	8/25/2006	216.00
24	9/25/2006	289.00
25	10/25/2006	294.00
26	11/25/2006	295.00
27	12/25/2006	303.00
28	1/25/2007	279.00
29	2/25/2007	278.00
30	3/25/2007	333.00
31	4/25/2007	276.00
32	5/25/2007	289.00
33	6/25/2007	266.00
34	7/25/2007	277.00
35	8/25/2007	264.00
36	9/25/2007	271.00
37	10/25/2007	297.00
38	11/25/2007	262.00
39	12/25/2007	279.00
40	1/25/2008	258.00
41	2/25/2008	258.00
42	3/25/2008	296.00
43	4/25/2008	256.00
44	5/25/2008	271.00
45	6/25/2008	248.00
46	7/25/2008	262.00
47	8/25/2008	241.00
48	9/25/2008	241.00
49	10/25/2008	265.00
50	11/25/2008	242.00

51	12/25/2008	257.00
52	1/25/2009	233.00
53	2/25/2009	231.00
54	3/25/2009	289.00
55	4/25/2009	227.00
56	5/25/2009	243.00
57	6/25/2009	220.00
58	7/25/2009	236.00
59	8/25/2009	215.00
60	9/25/2009	220.00
61	10/25/2009	241.00
62	11/25/2009	220.00
63	12/25/2009	236.00
64	1/25/2010	212.00
65	2/25/2010	210.00
66	3/25/2010	271.00
67	4/25/2010	207.00
68	5/25/2010	225.00
69	6/25/2010	201.00
70	7/25/2010	218.00
71	8/25/2010	196.00
72	9/25/2010	196.00
73	10/25/2010	215.00
74	11/25/2010	193.00
75	12/25/2010	210.00
76	1/25/2011	186.00
77	2/25/2011	185.00
78	3/25/2011	247.00
79	4/25/2011	181.00
80	5/25/2011	199.00
81	6/25/2011	176.00
82	7/25/2011	193.00
83	8/25/2011	133.00
84	9/25/2011	131.00
85	10/25/2011	156.00
86	11/25/2011	134.00
87	12/25/2011	152.00
88	1/25/2012	128.00
89	2/25/2012	127.00
90	3/25/2012	168.00
91	4/25/2012	123.00
92	5/25/2012	143.00
93	6/25/2012	121.00
94	7/25/2012	141.00
95	8/25/2012	120.00
96	9/25/2012	120.00
97	10/25/2012	145.00
98	11/25/2012	124.00
99	12/25/2012	144.00
100	1/25/2013	122.00
101	2/25/2013	122.00
102	3/25/2013	186.00
103	4/25/2013	123.00
104	5/25/2013	143.00
105	6/25/2013	122.00
106	7/25/2013	142.00

107	8/25/2013	123.00
108	9/25/2013	126.00
109	10/25/2013	139.00
110	11/25/2013	121.00
111	12/25/2013	140.00
112	1/25/2014	122.00
113	2/25/2014	123.00
114	3/25/2014	185.00
115	4/25/2014	126.00
116	5/25/2014	143.00
117	6/25/2014	128.00
118	7/25/2014	144.00
119	8/25/2014	130.00
120	9/25/2014	131.00
121	10/25/2014	150.00
122	11/25/2014	136.00
123	12/25/2014	153.00
124	1/25/2015	140.00
125	2/25/2015	142.00
126	3/25/2015	199.00
127	4/25/2015	146.00
128	5/25/2015	162.00
129	6/25/2015	150.00
130	7/25/2015	166.00
131	8/25/2015	154.00
132	9/25/2015	156.00
133	10/25/2015	173.00
134	11/25/2015	161.00
135	12/25/2015	178.00
136	1/25/2016	166.00
137	2/25/2016	169.00
138	3/25/2016	202.00
139	4/25/2016	174.00
140	5/25/2016	191.00
141	6/25/2016	180.00
142	7/25/2016	197.00
143	8/25/2016	186.00
144	9/25/2016	190.00
145	10/25/2016	207.00
146	11/25/2016	196.00
147	12/25/2016	213.00
148	1/25/2017	204.00
149	2/25/2017	207.00
150	3/25/2017	256.00
151	4/25/2017	215.00
152	5/25/2017	232.00
153	6/25/2017	224.00
154	7/25/2017	240.00
155	8/25/2017	232.00
156	9/25/2017	237.00
157	10/25/2017	253.00
158	11/25/2017	246.00
159	12/25/2017	262.00
160	1/25/2018	256.00
161	2/25/2018	261.00
162	3/25/2018	302.00

163	4/25/2018	271.00
164	5/25/2018	288.00
165	6/25/2018	282.00
166	7/25/2018	299.00
167	8/25/2018	295.00
168	9/25/2018	301.00
169	10/25/2018	317.00
170	11/25/2018	313.00
171	12/25/2018	329.00
172	1/25/2019	326.00
173	2/25/2019	333.00
174	3/25/2019	369.00
175	4/25/2019	347.00
176	5/25/2019	364.00
177	6/25/2019	362.00
178	7/25/2019	378.00
179	8/25/2019	378.00
180	9/25/2019	386.00
181	10/25/2019	402.00
182	11/25/2019	403.00
183	12/25/2019	419.00
184	1/25/2020	420.00
185	2/25/2020	429.00
186	3/25/2020	453.00
187	4/25/2020	448.00
188	5/25/2020	465.00
189	6/25/2020	468.00
190	7/25/2020	485.00
191	8/25/2020	490.00
192	9/25/2020	501.00
193	10/25/2020	517.00
194	11/25/2020	523.00
195	12/25/2020	539.00
196	1/25/2021	547.00
197	2/25/2021	559.00
198	3/25/2021	583.00
199	4/25/2021	585.00
200	5/25/2021	600.00
201	6/25/2021	612.00
202	7/25/2021	627.00
203	8/25/2021	639.00
204	9/25/2021	654.00
205	10/25/2021	669.00
206	11/25/2021	684.00
207	12/25/2021	700.00
208	1/25/2022	715.00
209	2/25/2022	732.00
210	3/25/2022	736.00
211	4/25/2022	736.00
212	5/25/2022	735.00
213	6/25/2022	734.00
214	7/25/2022	733.00
215	8/25/2022	733.00
216	9/25/2022	732.00
217	10/25/2022	731.00
218	11/25/2022	730.00

219	12/25/2022	730.00
220	1/25/2023	729.00
221	2/25/2023	728.00
222	3/25/2023	727.00
223	4/25/2023	727.00
224	5/25/2023	726.00
225	6/25/2023	725.00
226	7/25/2023	725.00
227	8/25/2023	724.00
228	9/25/2023	723.00
229	10/25/2023	723.00
230	11/25/2023	722.00
231	12/25/2023	721.00
232	1/25/2024	721.00
233	2/25/2024	720.00
234	3/25/2024	719.00
235	4/25/2024	719.00
236	5/25/2024	718.00
237	6/25/2024	717.00
238	7/25/2024	717.00
239	8/25/2024	716.00
240	9/25/2024	716.00
241	10/25/2024	715.00
242	11/25/2024	714.00
243	12/25/2024	714.00
244	1/25/2025	713.00
245	2/25/2025	713.00
246	3/25/2025	712.00
247	4/25/2025	711.00
248	5/25/2025	711.00
249	6/25/2025	710.00
250	7/25/2025	710.00
251	8/25/2025	709.00
252	9/25/2025	709.00
253	10/25/2025	708.00
254	11/25/2025	708.00
255	12/25/2025	707.00
256	1/25/2026	706.00
257	2/25/2026	706.00
258	3/25/2026	705.00
259	4/25/2026	705.00
260	5/25/2026	704.00
261	6/25/2026	704.00
262	7/25/2026	703.00
263	8/25/2026	703.00
264	9/25/2026	702.00
265	10/25/2026	702.00
266	11/25/2026	701.00
267	12/25/2026	701.00
268	1/25/2027	700.00
269	2/25/2027	700.00
270	3/25/2027	699.00
271	4/25/2027	699.00
272	5/25/2027	698.00
273	6/25/2027	698.00
274	7/25/2027	697.00

275	8/25/2027	697.00
276	9/25/2027	697.00
277	10/25/2027	696.00
278	11/25/2027	696.00
279	12/25/2027	695.00
280	1/25/2028	695.00
281	2/25/2028	694.00
282	3/25/2028	694.00
283	4/25/2028	693.00
284	5/25/2028	693.00
285	6/25/2028	693.00
286	7/25/2028	692.00
287	8/25/2028	692.00
288	9/25/2028	691.00
289	10/25/2028	691.00
290	11/25/2028	691.00
291	12/25/2028	690.00
292	1/25/2029	690.00
293	2/25/2029	689.00
294	3/25/2029	689.00
295	4/25/2029	689.00
296	5/25/2029	688.00
297	6/25/2029	688.00
298	7/25/2029	688.00
299	8/25/2029	687.00
300	9/25/2029	687.00
301	10/25/2029	686.00
302	11/25/2029	686.00
303	12/25/2029	686.00
304	1/25/2030	685.00
305	2/25/2030	685.00
306	3/25/2030	685.00
307	4/25/2030	684.00
308	5/25/2030	684.00
309	6/25/2030	684.00
310	7/25/2030	683.00
311	8/25/2030	683.00
312	9/25/2030	683.00
313	10/25/2030	682.00
314	11/25/2030	682.00
315	12/25/2030	682.00
316	1/25/2031	681.00
317	2/25/2031	681.00
318	3/25/2031	681.00
319	4/25/2031	680.00
320	5/25/2031	680.00
321	6/25/2031	680.00
322	7/25/2031	680.00
323	8/25/2031	679.00
324	9/25/2031	679.00
325	10/25/2031	679.00
326	11/25/2031	678.00
327	12/25/2031	678.00
328	1/25/2032	678.00
329	2/25/2032	678.00
330	3/25/2032	677.00

331	4/25/2032	677.00
332	5/25/2032	677.00
333	6/25/2032	677.00
334	7/25/2032	676.00
335	8/25/2032	676.00
336	9/25/2032	676.00
337	10/25/2032	676.00
338	11/25/2032	675.00
339	12/25/2032	675.00
340	1/25/2033	675.00
341	2/25/2033	675.00
342	3/25/2033	674.00
343	4/25/2033	674.00
344	5/25/2033	674.00
345	6/25/2033	674.00
346	7/25/2033	674.00
347	8/25/2033	673.00
348	9/25/2033	673.00
349	10/25/2033	673.00
350	11/25/2033	673.00
351	12/25/2033	673.00
352	1/25/2034	673.00
353	2/25/2034	673.00
354	3/25/2034	673.00
355	4/25/2034	673.00
356	5/25/2034	673.00
357	6/25/2034	674.00
358	7/25/2034	675.00
359	8/25/2034	680.00
360	9/25/2034	671.00
361	10/25/2034	670.00

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.73	9.19	7.44
CDR - Yield Break	10.75	8.82	6.81
% Cum Loss 1st $ Principal Loss	10.19	8.62	6.81
CDR - 1st $ Principal Loss	10.07	8.15	6.14
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.09	9.44	7.58
CDR - Yield Break	8.47	6.95	5.37
% Cum Loss 1st $ Principal Loss	10.52	8.85	6.95
CDR - 1st $ Principal Loss	7.94	6.44	4.87
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.35	9.63	7.70
CDR - Yield Break	6.99	5.75	4.45
% Cum Loss 1st $ Principal Loss	10.74	9.01	7.06
CDR - 1st $ Principal Loss	6.55	5.33	4.04
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.55	8.09	6.45
CDR - Yield Break	9.27	7.55	5.77
% Cum Loss 1st $ Principal Loss	9.10	7.59	5.92
CDR - 1st $ Principal Loss	8.73	6.99	5.23
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.03	8.47	6.74
CDR - Yield Break	7.50	6.12	4.70
% Cum Loss 1st $ Principal Loss	9.55	7.96	6.19
CDR - 1st $ Principal Loss	7.07	5.69	4.27
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.38	8.76	6.95
CDR - Yield Break	6.29	5.16	3.97
% Cum Loss 1st $ Principal Loss	9.89	8.22	6.74

CDR - 1st $ Principal Loss	5.95	4.80	3.61

PREPAY STRESS

Fwd LIBOR/Swap Shift	**Min 0 -200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.14	9.44	13.31
CDR - Yield Break	9.45	6.95	5.39
% Cum Loss 1st $ Principal Loss	5.78	8.85	12.34
CDR - 1st $ Principal Loss	8.84	6.44	4.89
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.60	8.47	11.67
CDR - Yield Break	8.55	6.12	4.55
% Cum Loss 1st $ Principal Loss	5.30	7.96	10.89
CDR - 1st $ Principal Loss	8.07	5.69	4.17

(the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Secu
associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such infor
in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the in
to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such infor
with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Pros
OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or relat
mentioned herein.

omputational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
addressee's legal, tax, financial and/or accounting advisors for the purposes
and prospectus supplement (the "Final Prospectus") related to the securities
rities described herein, particularly with respect to the risk and special considerations
mation will change. Any information contained herein will be more fully described
formation contained in the material is based on sources the Underwriter(s) believe(s)
nation should not be viewed as projections, forecasts, predictions, or opinions
pectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
ed securities or perform for or solicit investment banking services from, any company

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.73	9.19	7.44
CDR - Yield Break	10.75	8.82	6.81
% Cum Loss 1st $ Principal Loss	10.19	8.62	6.81
CDR - 1st $ Principal Loss	10.07	8.15	6.14
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.09	9.44	7.58
CDR - Yield Break	8.47	6.95	5.37
% Cum Loss 1st $ Principal Loss	10.52	8.85	6.95
CDR - 1st $ Principal Loss	7.94	6.44	4.87
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.35	9.63	7.70
CDR - Yield Break	6.99	5.75	4.45
% Cum Loss 1st $ Principal Loss	10.74	9.01	7.06
CDR - 1st $ Principal Loss	6.55	5.33	4.04
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.55	8.09	6.45
CDR - Yield Break	9.27	7.55	5.77
% Cum Loss 1st $ Principal Loss	9.10	7.59	5.92
CDR - 1st $ Principal Loss	8.73	6.99	5.23
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.03	8.47	6.74
CDR - Yield Break	7.50	6.12	4.70
% Cum Loss 1st $ Principal Loss	9.55	7.96	6.19
CDR - 1st $ Principal Loss	7.07	5.69	4.27
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.38	8.76	6.95
CDR - Yield Break	6.29	5.16	3.97
% Cum Loss 1st $ Principal Loss	9.89	8.22	6.74
CDR - 1st $ Principal Loss	5.95	4.80	3.61

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.14	9.44	13.31
CDR - Yield Break	9.45	6.95	5.39
% Cum Loss 1st $ Principal Loss	5.78	8.85	12.34
CDR - 1st $ Principal Loss	8.84	6.44	4.89
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.60	8.47	11.67
CDR - Yield Break	8.55	6.12	4.55
% Cum Loss 1st $ Principal Loss	5.30	7.96	10.89
CDR - 1st $ Principal Loss	8.07	5.69	4.17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.73	9.19	7.44
CDR - Yield Break	10.75	8.82	6.81
% Cum Loss 1st $ Principal Loss	10.19	8.62	6.81
CDR - 1st $ Principal Loss	10.07	8.15	6.14
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.09	9.44	7.58
CDR - Yield Break	8.47	6.95	5.37
% Cum Loss 1st $ Principal Loss	10.52	8.85	6.95
CDR - 1st $ Principal Loss	7.94	6.44	4.87
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.35	9.63	7.70
CDR - Yield Break	6.99	5.75	4.45
% Cum Loss 1st $ Principal Loss	10.74	9.01	7.06
CDR - 1st $ Principal Loss	6.55	5.33	4.04
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.55	8.09	6.45
CDR - Yield Break	9.27	7.55	5.77
% Cum Loss 1st $ Principal Loss	9.10	7.59	5.92
CDR - 1st $ Principal Loss	8.73	6.99	5.23
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.03	8.47	6.74
CDR - Yield Break	7.50	6.12	4.70
% Cum Loss 1st $ Principal Loss	9.55	7.96	6.19
CDR - 1st $ Principal Loss	7.07	5.69	4.27
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.38	8.76	6.95
CDR - Yield Break	6.29	5.16	3.97
% Cum Loss 1st $ Principal Loss	9.89	8.22	6.74
CDR - 1st $ Principal Loss	5.95	4.80	3.61

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	6.14	9.44	13.31
CDR - Yield Break	9.45	6.95	5.39
% Cum Loss 1st $ Principal Loss	5.78	8.85	12.34
CDR - 1st $ Principal Loss	8.84	6.44	4.89
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	5.60	8.47	11.67
CDR - Yield Break	8.55	6.12	4.55
% Cum Loss 1st $ Principal Loss	5.30	7.96	10.89
CDR - 1st $ Principal Loss	8.07	5.69	4.17

THIS IS PROPRIETARY INFORMATION AND IS NOT FOR DISTRIBUTION. This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superceded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s)no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

IndyMac 2004-B Bloomberg Roadshow



Raise your expectations.®

www.indymacbank.com

IndyMac's Disclaimer

Certain statements contained herein may be deemed to be forward-looking statements within the meaning of the federal securities laws. The words "anticipate," "believe," "estimate," "expect," "project," "plan," "forecast," "intend,"and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including the effect of economic and market conditions; **the level and volatility of interest rates; the Company's hedging strategies, hedge effectiveness and asset and liability management; the accuracy of subjective estimates used in determining the fair value of financial assets of IndyMac**; credit risks with respect to our loans and other financial assets; **the impact of changes in financial accounting standards;** the actions undertaken by both current and potential new competitors; the availability of funds from IndyMac's lenders and from loan sales and securitizations, to fund mortgage loan originations and portfolio investments; **the execution of IndyMac's growth plans and ability to gain market share in a significant market transition**; **the integration of Financial Freedom into the operations of IndyMac**; the impact of current, pending or future legislation and regulations; and other risk factors described in the reports that IndyMac files with the Securities and Exchange Commission, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and its reports on Form 8-K.

While all of the above items are important, the highlighted items represent those that in management's view merit increased focus given current conditions.

Table of Contents

I. Corporate Overview

IndyMac Bancorp, Inc.

Corporate Update

Ratings and Organization

Corporate and Servicer Ratings

	Fitch	S&P	Moody's
IndyMac Bancorp	BBB-	BBB-	NA
IndyMac Bank Servicer	RPS2	ABOVE AVERAGE	NA

Organization Structure

- Mike Perry – CEO
- John Olinski – Head of Overall Secondary Effort
- Andy Sciandra – Head of Trading and Settlement
- Robert Fong – Subprime Secondary Trader
- Jim Sherriffs – Alt-A (Fixed) Secondary Trader
- Dan Kammer – Alt-A (ARM) Secondary Trader

Corporate Update

Introduction

- IndyMac Bancorp, Inc. is the holding company for IndyMac Bank®, a leading technology-based mortgage bank with proprietary, award-winning systems to facilitate, among other things, automated underwriting and risk-based pricing on a nationwide basis via the Web
- IndyMac's mortgage banking group offers multi-channel distribution of its mortgage products and services through a nationwide branch network of mortgage brokers, mortgage bankers, community financial institutions, realtors and homebuilders
- The consumer banking group also offers mortgage products and services directly to consumers through the Internet, telephone and its Southern California branch structure
- IndyMac Bank also offers a wide array of Web-enhanced banking services, including deposits and home equity lines of credit, in addition to its core mortgage products and services and provides commercial loans to homebuilders for the purpose of constructing new single-family residences
- Under its current management team, IndyMac's total return to shareholders for the period 1993 to present has outperformed the comparable returns for the S&P 500 and Dow Jones Industrial Average for the same period

Corporate Update

History & Highlights – A Timeline Perspective

Corporate History

1985 — Countrywide Founds Passive Mortgage REIT
- Investment in Countrywide mortgages
- 95% of earnings paid to shareholders
- Exempt from federal and state income taxes
- Countrywide Asset Mgmt as asset manager

1993 — Transformation into Active Mortgage REIT
- Operating management put in place
- Few loans now bought from CCR
- Correspondent Conduit Group formed

1997 — Termination of Asset Management Agreement with Countrywide
- Buy out fee of $76 million in IndyMac stock
- In 2000 all of the IndyMac common stock held by CCR reacquired in a bulk purchase

2000 — Termination of REIT Status and Transformation into a Bank
- Converted to a fully taxable entity
- Acquisition of SGV Bancorp, Inc
- Renamed as IndyMac Bank, F.S.B.

Corporate Highlights

- OTS-regulated effective July 1, 2000
- Largest Thrift in Los Angeles and 10th largest nationwide (based on assets)
- 17th largest mortgage originator (Q1 04 National Mortgage News survey)
- Top rated servicer with both Fannie Mae and Freddie Mac
- Member of S&P 400 Mid Cap & Russell 1000 indices
- #1 Website for mortgage origination by Gomez rating service
- BW Web 20 Index

II. Securitization Platform

IndyMac Bancorp, Inc.

Securitization Platform

History & Highlights – A Timeline Perspective

RFP Order and Origination Amounts

1. Subprime: $500MM per quarter
2. 2nd Liens: $100MM per quarter
3. Alt-A (ARM): $1B per quarter
4. Alt-A (Fixed): $1B per quarter
5. Alt-A (12mat): $1B per quarter
6. Reverse Mortgages, HELOCs, NPAs etc.

IndyMac's Deal Shelves

Name	Collateral Type	# of Deals per Yr (avg)	Total	Originations ($)
RAST	Alt-A (fixed & arm)	12 (began in '96)	96	$2B per quarter
INHEL	Subprime	2 (began in '98)	13	$500MM per quarter
IMNIM	NIMs	2 (began in '00)	8	$1B per quarter
INDX	12-MAT	4 (began in '04)	4	$1B per quarter
INDYL	Lot Loans	1 (began in '02)	3	N/A
INARM	Jumbo/Conforming	2 (none since '01)	2	N/A
INDMH	Manufactured Housing	2 (none since '98)	4	N/A

IndyMac's Securitization Platform

History & Highlights Volume Breakdown

Securitization Highlights

- Securitization program initiates in 1993 under the CWMBS shelf. Currently RAST shelf
- 147 Alt A securities issued totaling $44 billion and 14 Subprime totaling $5.2 billion
- Alt A securitizations
  - 121 FRM transactions - $36.4 billion
  - Called 84 FRM deals as of July 25, 2004
  - 26 ARM transactions - $7.1 billion
  - Called 2 ARM deals as of July 25, 2004
- Subprime securitizations
- First subprime securitization in 1996
- Securitized under IndyMac ABS shelf
- 14 transactions - $5.24 billion
- 4 SPMD transactions have been called
- Lot Loan securitizations
  - 3 transactions - $0.47 billion
- Index ARM securitizations
  - 4 transactions - $2.8 billion

Securitization Volume

Securitization Breakdown


Subprime
10%
Lot loan
1%
index arm
5%
Alt a
84%

IndyMac's Securitization Platform

Outline of Different Shelves



INARM
Jumbo/Conforming
INDMH
Manufactured Housing
INDYL
Lot Loans
INDX
12-MAT
IndyMac Bank
RAST
Alt-A (Fix & ARM)
IMNIM
NIMs
INHEL
Subprime
The 2004-B transaction will be the second deal for IndyMac off this shelf this year.

IndyMac's Securitization Platform

A Growing Presence

Poised for Extensive Growth in the Securitization Arena

- IndyMac Bank is developing a long-term subprime securitization platform.
- IndyMac Bank is experiencing considerable growth in its subprime operations. In the first quarter of 2003, subprime fundings totaled $228 million but increased 49% to $340 million in the first quarter of 2004.
- As a result, IndyMac is clearly on path to surpass $1.1 billion in 2004.
- This increased growth is attributable to the following:
  - IndyMac's competitive underwriting guidelines;
  - the addition of key senior managers in operations/sales;
  - successful promotion of its subprime products;
  - innovative use of award winning technology
  - and a solid reputation as one of the nation's premier mortgage lenders.
- Despite increasing interest rates and reductions in refinance activity across the industry, IndyMac anticipates a sustainable level of volume, which should enable the company to securitize pools of approximately $400 million every quarter.

IndyMac's Securitization Platform

Identifying The Collateral Improvements

Collateral Differences betweeen the "New" and Old?

- **Fixed/arm relationship:** effective with SPMD 2001-B cross collateralization was incorporated to the structure of the deal;
- **Interest only term:** the term of the IO was shortened to a typical period of 30 months when applicable;
- **Collateral composition** includes less than 1% of MH vs. 10+% as a percent of UPB in 2000, 2001;
- The presence of investor properties peaked in IndyMac's 1997 vintage at 19% of total UPB and has not exceeded 6.5% of pool composition since

Credit Quality of Subprime Collateral

A Comparison at Issuance

By Vintage	2000	2001	2002	2003	2004-A	2004-B
WAVG FICO:	600	612	619	604	590	607
WAVG LTV (%):	77.4	77.9	78.0	76.9	77.5	76.8
WAVG DTI (%):	38.8	39.3	40.3	38.0	39.6	39.6
% PURCHASE:	46.2	41.4	33.2	22.1	20.2	26.4
% OWNER OCC:	93.2	93.2	94.8	96.3	95.1	95.4
% SFR PROPERTY:	69.3	69.9	74.7	79.0	76.7	73.79
% MH PROPERTY:	8.8	4.6	1.0	0.0	0.0	0.0
% 2ND LEIN:	1.9	7.9	11.4	3.1	0.0	0.0
% FULL DOC:	65.2	62.2	64.5	71.7	74.1	62.8
% NO DOC:	1.5	4.3	1.9	0.2	0.8	0.9

Positives include:

Drastic decrease in % of MH loans to 0% in current vintage;

Decrease in % of no doc loans;

(Prime) Second % peaking in 2002 vintage with average FICO of 680;

- High percentage of owner occupancy;
- Consistent Debt to Income ratio


IndyMac Bank.
NYSE:NDE

Raise your expectations.

IndyMac's Subprime Performance

Surpassing The Industry Average



IndyMac and Non-IndyMac Subprime Loans Ever 90 Days DQ
At 9 Months Seasoning
Delinquency %
12.00%
6.00%
4.00%
2.00%
0.00%
1Q 2000
2Q 2000
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
First Payment Quarter
IndyMac
Non-IndyMac

❖ Guideline and underwriting changes have brought IndyMac's subprime performance to industry averages



Subprime Vintage Summary

Bond Summary, Loss and Delinquency Summary by Vintage

June 2004 Distribution

('000s omitted)	1996	1997	1998	1999	2000	2001	2002	2003	Total
BOND TRACKING INFORMATION									
Number of Securitizations	1	1	1	1	3	3	2	1	13
Original Balance	$201,760	$246,411	$871,088	$193,540	$1,025,000	$1,179,999	$675,001	$399,977	$4,792,777
Current Balance	$ -	$ -	$ -	$ -	$186,541	$282,698	$264,880	$282,397	$1,016,516
LOSS INFORMATION									
Loss to Date ($)	$5,228	$3,003	$16,190	$3,520	$28,061	$19,732	$2,447	$83	$78,265
Loss to Date (%)	2.59%	1.22%	1.86%	1.82%	2.74%	1.67%	0.36%	0.02%	1.63%
RECENT DEAL PERFORMANCE (2003)									
Number of Deals Downgraded	0	0	0	0	1	1	0	0	2
Number of Deals on Ratings Alert	0	0	0	0	2	2	0	0	4
DELINQUENCY INFORMATION									
MBA Reporting Method:									
60+ Delinquency	0.00%	0.00%	0.00%	0.00%	38.83%	34.58%	17.43%	7.55%	23.38%
90+ Delinquency	0.00%	0.00%	0.00%	0.00%	33.13%	29.58%	13.01%	5.33%	19.18%
OTS Reporting Method:									
60+ Delinquency	0.00%	0.00%	0.00%	0.00%	33.13%	29.58%	13.01%	5.33%	19.18%

Note: A deal that has been downgraded may also be on ratings alert.



III. Transaction Summary:

IndyMac Bancorp, Inc.®

2004-B Transaction Structure Summary

Structural Overview

Structure Overview

Class[1][2]	Initial Certificate Principal Balance ($)[3]	Certificate Type	Expected WAL (years)[4][5] Call / Maturity	Expected Principal Window[4][5] Start – Call – Maturity	Legal Final Maturity Date	Expected Ratings (S&P / Moody's / Fitch)
A-I[6,7]	562,362,000	FLT / SEN / PT	Not Offered Hereby			
A-II-1[7]	119,237,000	FLT / SEN / SEQ	0.78 / 0.78	10/04 – 04/06 – 04/06	November 2034	AAA / Aaa / AAA
A-II-2[7]	103,919,000	FLT / SEN / SEQ	3.00 / 3.00	04/06 – 07/10 – 07/10	November 2034	AAA / Aaa / AAA
A-II-3[7]	31,982,000	FLT / SEN / SEQ	6.94 / 8.71	07/10 – 12/11 – 01/21	November 2034	AAA / Aaa / AAA
Classes A-II-1, A-II-2 and A-II-3 can be combined and offered as a single Pass-Through Certificate:						
A-II[7]	255,138,000	FLT / SEN / PT	2.46 / 2.68	10/04 – 12/11 – 01/21	November 2034	AAA / Aaa / AAA
M-1[7,8]	27,500,000	FLT / MEZZ	4.96 / 5.49	02/08 – 12/11 – 01/18	November 2034	AA+ / Aa1 / AA+
M-2[7,8]	28,000,000	FLT / MEZZ	4.92 / 5.43	01/08 – 12/11 – 07/17	November 2034	AA / Aa2 / AA
M-3[7,8]	16,000,000	FLT / MEZZ	4.91 / 5.39	01/08 – 12/11 – 12/16	November 2034	AA / Aa3 / AA
M-4[7,8]	14,500,000	FLT / MEZZ	4.89 / 5.36	12/07 – 12/11 – 07/16	November 2034	[AA] / A1 / A
M-5[7,8]	14,500,000	FLT / MEZZ	4.88 / 5.33	12/07 – 12/11 – 02/16	November 2034	[AA] / A2 / A
M-6[7,8]	15,000,000	FLT / MEZZ	4.86 / 5.28	11/07 – 12/11 – 08/15	November 2034	[AA] / A3 / A
M-7[7,8]	13,000,000	FLT / MEZZ	4.86 / 5.23	11/07 – 12/11 – 01/15	November 2034	A / Baa1 / BBB+
M-8[7,8]	10,500,000	FLT / MEZZ	4.86 / 5.16	10/07 – 12/11 – 05/14	November 2034	A- / Baa2 / BBB
M-9[7,8]	10,000,000	FLT / MEZZ	4.84 / 5.06	10/07 – 12/11 – 09/13	November 2034	BBB+ / Baa3 / BBB-
M-10[7,8]	2,500,000	FLT / MEZZ	4.84 / 4.98	10/07 – 12/11 – 11/12	November 2034	BBB / NR / BBB-
Total	**$406,638,000**					

(1) The Class A-I Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-II Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates will be backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) The Class A-I Certificates are not offered hereby.

(7) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates will increase to *two times* each such Certificate's initial certificate margin and the certificate margin for each of the Class M Certificates will increase to *one-and-a-half times* each such Certificate's initial certificate margin.

(8) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.



IndyMac 2004-B

BB Ticker: INHEL

IndyMac Bank

Overview

Deal Size:	$406,638,000
Expected Pricing Date:	On or about September [22], 2004
Closing Date:	On or about September [30],2004
First Payment Date	October 25, 2004
ERISA Eligibility:	The offered certificates will be eligible.
SMMEA:	AAA and AA bonds (Class A to [M-6]).
High Cost Loans:	No high cost loans in the pool.
Originator:	IndyMac Bank
Collateral Overview:	G1 Conform, G2 Non-Conforming.
Structural Summary:	Y Structure, Sr./Sub down to BBB/BBB-. No MI.

Collateral Characteristics

	Initial Pool	Group I	Group II
	Total	Conf ARM & Fixed	Conf & Non-Conf ARM & Fixed
Aggregate	$708,121,460	$487,672,348	$220,449,112
# of Loans	3,530	2,972	558
Average Balance	$200,601	$164,089	$395,070
WAC	7.208%	7.353%	6.888%
WA Original LTV	76.79%	76.93%	76.48%
>80%	30.23%	32.05%	26.20%
WA FICO	607	598	625

Structural Features

Y Structure, Sr./Sub down to BBB/BBB-.

O/C is 3.10% fully funded at close.

4.38% Excess Spread.

YMA will synthetically increase NWC.

Banking	
Nita Cherry	x 7773
Elton Wells	x 5225
Brian Haklisch	x 8745
Syndicate / Trading	
Brian Wiele	x 7730
Rocky Kurita	x 7730

Capital Structure

Class	Rating	CE Prior	CE On/After
A	AAA/Aaa	18.25%	2x Initial CE%
M-1	AA+/Aa1	15.50%	2x Initial CE%
M-2	AA/Aa2	12.70%	2x Initial CE%
M-3	AA/Aa3	11.10%	2x Initial CE%
M-4	[AA]/A1	9.65%	2x Initial CE%
M-5	[AA]/A2	8.20%	2x Initial CE%
M-6	[AA]/A3	6.70%	2x Initial CE%
M-7	A/Baa1	5.40%	2x Initial CE%
M-8	A-/Baa2	4.35%	2x Initial CE%
M-9	BBB+/Baa3	3.35%	2x Initial CE%
M-10	BBB/NR	3.10%	2x Initial CE%

Structural Diagram

IndyMac 2004-B

Class	Rating	Size
Group I (Conforming ARM & Fixed) Class A-1-1 / Group II (Conforming & Non-Conforming ARM & Fixed) Class A-II-1, A-II-2, A-II-3		
		2.75%
M-2	(AA/Aa2/AA)	2.80%
M-3	(AA/Aa3/AA)	1.60%
M-4	([AA]/A1/A)	1.45%
M-5	([AA]/A2/A)	1.45%
M-6	([AA]/A3/A)	1.50%
M-7	(A/Baa1/BBB+)	1.30%
M-8	(A-/Baa2/BBB)	1.05%
		1.00%
M-10	(BBB/NR/BBB-)	0.25%
		3.10%

IndyMac's Securitization Platform

Identifying The Collateral Improvements

Recent IndyMac Transactions				
	IndyMac 2004-B	**IndyMac 2004-A**	**ACE 2004-IN1**	**IndyMac 2003-A**
Dollar Amount	**$708,121,460**	$402,869,629	$324,516,729	$359,725,898
# of Loans	**3,530**	2,402	2,111	2,560
Average Balance	**$200,601**	$167,723	$153,727	$149,734
ARM%	**77.24%**	80.09%	61.32%	57.01%
WAC	**7.208%**	7.170%	7.493%	7.860%
WA OLTV	**76.79%**	77.82%	76.98%	76.90%
OLTV ≥ 80%	**30.23%**	25.09%	34.32%	31.69%
2nd Lien%	**0.00%**	0.00%	0.00%	3.06%
Owner Occupied	**95.41%**	95.03%	91.85%	96.44%
% CA	**27.72%**	21.64%	22.77%	29.44%
WA FICO	**607**	590	607	604
Full Doc	**62.77%**	72.95%	66.05%	71.17%

Comparable Transactions			
IndyMac 2004-B	**ARSI 2004-W10**	**AMSI 2004-R10**	**ACE 2004-OP1**
$708,121,460	$625,000,768	$1,300,000,377	$1,547,495,060
3,530	3,426	7,908	10,095
$200,601	$182,429	$164,391	$153,293
77.24%	80.51%	80.00%	74.81%
7.208%	7.191%	7.659%	7.262%
76.79%	79.91%	74.73%	74.14%
30.23%	42.43%	29.91%	30.88%
0.00%	0.00%	0.00%	0.61%
95.41%	95.65%	95.48%	92.11%
27.72%	32.18%	22.95%	16.77%
607	605	602	606
62.77%	64.31%	67.00%	60.48%

IndyMac's Securitization Platform

Structural Program Overview

IndyMac 2004-B Highlights	
Strong Credit Enhancement	**Excess Spread:** At Closing, the transaction will have excess spread of approximately 4.38%. **Overcollateralization:** 3.10% fully funded at Closing, floor of 0.50%. **Subordination:** To provide cross support for every bond at every level.
Embedded Derivative	The Yield Maintenance Agreement for the Group I and Group II certificates will synthetically increase each group's respective Net WAC Cap. The subordinate bonds have the benefit of both of these YMAs.
Higher Quality Pool	Compared with previous pools, IndyMac's 2004-B transaction shows considerable improvement in its credit quality in part due to new, stricter underwriting guidelines. This pool has a WAC of 7.208%, an LTV of 76.79% and a weighted average FICO of 607.
Strong Servicer	Top rated servicer with both Fannie Mae and Freddie Mac.
Dedicated & Growing Platform	IndyMac Bank is experiencing considerable growth in its subprime operations. In the first quarter of 2003, subprime fundings totaled $228 million but increased 49% to $340 million in the first quarter of 2004.
Cutting-Edge Website Technology	As a symbol of its dedication towards a long-term build out program, IndyMac has recently revised its performance website that allows investors to isolate any performance bucket to any type of collateral distinction. This level of customization is atop the industry.
Pre-Funding Account	This structure has a Pre-Funding Account of approximately $150,000,000 that will come from the proceeds of the sale of the notes and will be used to purchase mortgage loans after the closing date that conform to specified characteristics. The September 1 Cut-Off pool (Initial Pool) is $708,121,460 and the September 30 Closing Date pool will be approximately $850,000,000. The Closing Date pool combined with the Pre-Funding Account will equal $1,000,000,000.
Net WAC Cap	The Class A-I through Class M-10 Certificates will be subject to a Net WAC Cap. The Net WAC Cap rate will be equal to, with respect to any payment date, the weighted average of the loan rates on the mortgage loans less servicing and trustee fees, in effect for such payment date, and will be further adjusted to reflect an actual/360-day basis interest accrual. It is not expected that the coupons for any of such certificates will be limited by any cap during their term.
Solid Financial Institution	IndyMac Bank is a stable, well-capitalized and liquid institution that is publicly traded on the New York Stock Exchange. Stock symbol: NDE. Website: www.indymacabank.com.

IV. Performance Availability: Setting The Industry Standard

IndyMac Bancorp, Inc.®

Sources of Information

Bloomberg & In-depth Investor Reporting Capabilities

Sources of Information

INHEL <MTGE><GO>



CMO/ABS SECURITIES

All Series for INHEL INDYMAC HOME EQUITY LOAN ASSET-BACKED TRUST

	Series	Pricing Date	Collateral	Net Cpn	WAC	WAM		Orig Bal at Iss (000s)
Pd 1)	1998-A	9/24/98	ABS-Home Eq	8.77	9.282	22Y	9M	871,088
Pd 2)	1999-A	3/23/99	ABS-Home Eq	8.82	9.275	23Y	6M	193,540
* 3)	2000-A	4/24/00	ABS-Home Eq	8.50	9.028	25Y	0M	269,715
* 4)	2000-B	7/26/00	ABS-Home Eq	8.37	9.007	25Y	8M	294,939
* 5)	2000-C	11/16/00	ABS-Home Eq	8.31	9.269	25Y	8M	450,000
* 6)	2001-A	2/23/01	ABS-Home Eq	8.91	9.490	26Y	1M	350,000
* 7)	2001-B	6/21/01	ABS-Home Eq	8.68	9.219	26Y	4M	348,249
* 8)	2001-C	10/29/01	ABS-Home Eq	8.50	9.122	26Y	0M	471,600
* 9)	2002-A	3/27/02	ABS-Home Eq	8.52	9.058	26Y	2M	269,500
* 10)	2002-B	9/26/02	ABS-Home Eq	8.07	8.625	24Y	3M	400,000
* 11)	2003-A	8/25/03	ABS-Home Eq	7.18	7.754	25Y	7M	392,901
* 12)	2004-A	6/7/04	ABS-Home Eq	6.69	7.198	29Y	3M	443,250
* 13)	2004-1	2/25/04	ABS-HELOC	5.11	5.610	19Y	4M	500,012

- Transaction information on Bloomberg INHEL<MTGE><GO>

www.indymacbank.com



IndyMac Bank
Overview
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SECONDARY MARKETING
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CURRENT DISTRIBUTION DQ PIPELINE
CURRENT DISTRIBUTION LOSS DETAIL
FAST STRATS

- Reporting or Performance Data
- IndyMac boasts one of the sector's best sites.
- "Snap to Grid" technology allows in-depth loan-level analysis.



Sources of Information

Investor Reporting Directions

Website Access Instructions

- Go to www.indymacbank.com
- No password is needed.
- Towards the bottom right of the screen, click "MBS/ABS Investor Website"
- This portion of the website has a toolbar at the top that can lead to many different avenues of the website:

Structures | Performance Data | Reporting

- These various channels in the main toolbar at the top of the screen direct viewers to a wealth of information.
- The combination of in-depth performance and detailed deal summaries shows IndyMac's dedication to their platform going forward. Specifically, the website offers a new type of customization for investors that has become an industry standard for loan-level analysis.

Branding and Positioning IndyMac's Platform

New Age Technology in Investor Reporting

- IndyMac's recently revised performance website should be demonstrated and advertised to the investor community as much as possible. This new age technology is a strong symbol of a program dedicated to long-term build out.

- Investors are especially impressed by the "Snap-to-Grid" technology where any performance bucket can be isolated to any type of collateral distinction in order to identify which aspects of the pool are performing and which are not performing.

- It is this level of customization that will appeal most to investors. IndyMac should demonstrate how the technology works. For example, the "Snap-to-Grid" examination process can determine which property types within a loan group are delinquent and which are not as illustrated by the diagram.

Optimized Performance Analysis


Loan Data
Property Type
Delinquency Code
State
Loan Number
Scheduled Balance
Delinquency Code
OTS D Comp
Property Type: 2-4 unit
Count = 36 (%6.08)
% UPB = %5.97
Property Type: Cordo
Delinquency Coce: 0
Count = 16 (%64.00)
% UPB = %57.34
Delinquency Coce: 30
Count = 4 (%16.00)
% UPB = %19.24
Delinquency Coce: 90+
Count = 1 (%4.00)
% UPB = %10.56
Delinquency Coce: FC
Count = 3 (%12.00)
% UPB = %7.79
Delinquency Coce: REO
State: GA
Count = 1 (%100.00)
% UPB = %100.00
Count = 1 (%4.00)
% UPB = %5.07
Count = 25 (%4.22)
% UPB = %4.37
Property Type: Co-op

Appendix I: Changes Since 2000

IndyMac Bancorp, Inc.

Changes Since 2000

The Evolution of Subprime Guidelines

2000

Guidelines

- Credit grading based on FICO score with no consideration of mortgage lates, bankruptcy and foreclosure seasoning.
- In October of 2000 Manufactured Housing still originated but restricted to Credit Levels I and I+ only. (Credit levels I+ and I are the most restrictive. Credit levels include I+, I, II, III, and IV)

2001

Guidelines

- Incorporated mortgage lates, bankruptcy and foreclosure seasoning into credit grading.
- August of 2001 – Eliminated No Doc loans.
- September of 2001 – Restricted multiple loans to one borrower to two (1st & 2nd Lien)
- In December of 2001 – Restricted max LTV for coops, manufactured housing and 3-4 units to 80% LTV.

2002

Guidelines

- Allowed up to six "rolling lates" to be counted as one late payment.
- In December of 2002 – Lower LTV for Level II and III were incorporated;

Changes Since 2000

The Evolution of Subprime Guidelines


2003

GUIDELINES

- Implemented minimum number of tradelines opened;
- Implemented payment shock rules;
- Second homes and owner occupied 2-4 units are treated as investment properties;
- Added minimum disposable income requirement for DTIs > 50%;
- Lowered max DTI from 65% to 55%;
- Eliminated manufactured homes completely!

Changes Since 2000

The Evolution of The Underwriting Process

- 100% re-verification of employment, income and assets as applicable by documentation level
- Pre-close Quality Control for first 10 loans from all sellers
- Seller credit performance is reviewed by Seller Action Committee based upon:
  - Seller's actual delinquency to expectations;
  - Pre and Post Purchase Quality Control audit findings; and,
  - Screening of seller early payment defaults
- 100% use of Automated Valuation Models to test appraisal quality with additional appraisal review staff
  - Increased in-house review appraisal staff by 10 times.
- Comprehensive underwriter training and usage of a detailed review form
- The Post Purchase Quality Control group performs audits on the Mortgage Bank loan production using a statistically derived random sample to evaluate trends with initiatives to improve quality including:
  - Driving improvement at the origination level by having the underwriters and funders respond to the QC findings
  - Ongoing "red flag" training regarding employment, assets, occupancy, funds to close.
  - A monthly audit newsletter in B2B that includes policy changes, training, best practices and case studies.

Changes Since 2000

The Appraisal Process

- Appraisal Requirements:
  - Retail appraisals are ordered from IndyMac's approved list
  - Third-party ordered appraisals cannot be from exclusionary list
- Approved and Exclusionary Lists
  - 450 appraisers on approved list, screened annually for performance
  - 2100 exclusionary appraisers based upon high delinquency rates or QC findings
- Appraisal Review Process
  - All appraisals are screened using FNC's collateral management system (CMS) screening tool. CMS assesses layered risk including borrower strength, LTV, product and appraisal characteristics. A abbreviated, underwriter or full appraiser review is ordered depending upon the CMS score.
  - All appraisals are compared to AVM results, with review work increased if value is not within 15%
  - Reviews by IndyMac's in-house appraisal staff are required for high risk collateral and by referral from the line units
- In-house Appraisal Review Staff
  - 25 licensed / certified appraisers in the regional offices around the country
  - Average experience exceeds 15 years

Changes Since 2000

Post Purchase QC Process

- IndyMac utilizes a Post Purchase QC team to evaluate the quality of IndyMac's loan production and provide feedback to the origination units on required process changes
- PPQC is independent from the origination units
- Audit scope includes a statistical sample from current production and a review of delinquent loans
- Statistical Sample / Current Production
  - Scope
    - A statistically valid random sample (typically about 540 loans) pulled every quarter from the bank's 1-4 mortgage origination population.
    - An additional selection of files including a minimum coverage of 50 audits per quarter for every Business Unit (B2B, HCL, B2R, B2C, CBG, Bulks, Delegated sellers) and 50 audits for every Processing Center in B2B. This additional coverage started with files audited in 2004.
  - Staff – Manager with 21 years mortgage experience
    - 6 Auditors, average experience of 15 years experience, none less that 4 years

Changes Since 2000

Post Purchase QC Process (continued)

- Delinquent Sample
  - Scope
  - New Seller Scope (excludes retail divisions)
    - All loans 60 days delinquent within the first 12 months of origination
    - New Seller Definition includes sellers who are either of the following
      - Have sold us fewer than 25 loans in the last 2 years
      - Have been approved for less than 6 months, regardless of volume
  - Early Payment Default
    - All loans 90 days delinquent within 12-months of origination
  - Large Balance Loans
    - All loans greater than $650,000 original balance and 90 days delinquent
    - All loans greater than $350,000 original balance and 90 days delinquent within 24 months of origination
  - Large Loss Loans
    - All loans with actual or forecast losses over $100,000.
  - Staff – Two managers with over 15 years experience each
    - 5 auditors with over 16 years average industry experience, none with less than 10 years

The following is a preliminary Term Sheet. All terms and statements herein are subject to change.

$[406,638,000]

(APPROXIMATE)


IndyMac Bank
SM

(SELLER & MASTER SERVICER)

Home Equity Mortgage Loan Asset-Backed Trust Series SPMD 2004-B

IndyMac ABS, Inc.

(DEPOSITOR)

September 20, 2004


Deutsche Bank

RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller and Master Servicer"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller and Master Servicer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

IndyMac ABS, Inc.

$[406,638,000] (APPROXIMATE OFFERED CERTIFICATES)

Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2004-B

Structure Overview

Class[(1)(2)]	Initial Certificate Principal Balance ($)[(3)]	Certificate Type	Expected WAL (years)[(4)(5)] Call / Maturity	Expected Principal Window[(4)(5)] Start – Call – Maturity	Legal Final Maturity Date	Expected Ratings (S&P / Moody's / Fitch)
A-I[(6,7)]	562,362,000	FLT / SEN / PT	Not Offered Hereby			
A-II-1[(7)]	119,237,000	FLT / SEN / SEQ	0.78 / 0.78	10/04 – 04/06 – 04/06	November 2034	AAA / Aaa / AAA
A-II-2[(7)]	103,919,000	FLT / SEN / SEQ	3.00 / 3.00	04/06 – 07/10 – 07/10	November 2034	AAA / Aaa / AAA
A-II-3[(7)]	31,982,000	FLT / SEN / SEQ	6.94 / 8.71	07/10 – 12/11 – 01/21	November 2034	AAA / Aaa / AAA
Classes A-II-1, A-II-2 and A-II-3 can be combined and offered as a single Pass-Through Certificate:						
A-II[(7)]	255,138,000	FLT / SEN / PT	2.46 / 2.68	10/04 – 12/11 – 01/21	November 2034	AAA / Aaa / AAA
M-1[(7,8)]	27,500,000	FLT / MEZZ	4.96 / 5.49	02/08 – 12/11 – 01/18	November 2034	AA+ / Aa1 / AA+
M-2[(7,8)]	28,000,000	FLT / MEZZ	4.92 / 5.43	01/08 – 12/11 – 07/17	November 2034	AA / Aa2 / AA
M-3[(7,8)]	16,000,000	FLT / MEZZ	4.91 / 5.39	01/08 – 12/11 – 12/16	November 2034	AA / Aa3 / AA
M-4[(7,8)]	14,500,000	FLT / MEZZ	4.89 / 5.36	12/07 – 12/11 – 07/16	November 2034	[AA] / A1 / A
M-5[(7,8)]	14,500,000	FLT / MEZZ	4.88 / 5.33	12/07 – 12/11 – 02/16	November 2034	[AA] / A2 / A
M-6[(7,8)]	15,000,000	FLT / MEZZ	4.86 / 5.28	11/07 – 12/11 – 08/15	November 2034	[AA] / A3 / A
M-7[(7,8)]	13,000,000	FLT / MEZZ	4.86 / 5.23	11/07 – 12/11 – 01/15	November 2034	A / Baa1 / BBB+
M-8[(7,8)]	10,500,000	FLT / MEZZ	4.86 / 5.16	10/07 -- 12/11 – 05/14	November 2034	A- / Baa2 / BBB
M-9[(7,8)]	10,000,000	FLT / MEZZ	4.84 / 5.06	10/07 – 12/11 – 09/13	November 2034	BBB+ / Baa3 / BBB-
M-10[(7,8)]	2,500,000	FLT / MEZZ	4.84 / 4.98	10/07 – 12/11 – 11/12	November 2034	BBB / NR / BBB-
Total	**$406,638,000**					

(1) The Class A-I Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-II Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates will be backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) The Class A-I Certificates are not offered hereby.

(7) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates will increase to *two times* each such Certificate's initial certificate margin and the certificate margin for each of the Class M Certificates will increase to *one-and-a-half times* each such Certificate's initial certificate margin.

(8) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	28% CPR

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Trust:	Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2004-B
Depositor:	IndyMac ABS, Inc.
Seller and Master Servicer:	IndyMac Bank F.S.B.
Co-Lead Underwriters:	Deutsche Bank Securities Inc. and Greenwich Capital Markets, Inc.
Co-Managers:	Morgan Stanley and UBS Securities LLC
Trustee and Custodian:	Deutsche Bank National Trust Company
Class A Certificates:	The Class A-I Certificates and Class A-II Certificates.
Class A-I Certificates:	The Class A-I Certificates.
Class A-II Certificates:	The Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates.
Offered Certificates:	The Class A-II Certificates and Class M Certificates.
Non-Offered Certificates:	The Class A-I Certificates.
Retained Certificates:	The Class C Certificates, Class P Certificates and Class R Certificates.
Expected Pricing Date:	On or about September [22], 2004
Expected Closing Date:	On or about September [30], 2004
Legal Final Maturity Date:	November 25, 2034. This date represents the Distribution Date occurring in the first month following the maturity date of the latest maturing Mortgage Loan.
Cut-off Date:	September 1, 2004
Record Date:	The close of business on the business day immediately preceding the related Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from September 1, 2004) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Certificates will initially settle flat (no accrued interest).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") *related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with* an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Collateral:

Mortgage Loans:

On the Closing Date a pool of adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans") will be delivered to the trust. The Mortgage Loans will be separated into two groups. The "Group I Mortgage Loans" will have had principal balances at origination that conformed to Fannie Mae and Freddie Mac loan limits. The "Group II Mortgage Loans" will have had principal balances at origination that may or may not have conformed to Fannie Mae and Freddie Mac loan limits.

The information set forth herein, unless otherwise stated, is calculated as of the Cut-off Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of 3,530 Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $708,121,460. The Group I Mortgage Loans included in the Statistical Pool consist of approximately 2,972 Mortgage Loans totaling $487,672,348. The Group II Mortgage Loans included in the Statistical Pool consist of approximately 558 Mortgage Loans totaling $220,449,112.

Additional Mortgage Loans ("Additional Mortgage Loans", i.e., Mortgage Loans not part of the Statistical Pool) will be included in the trust on the Closing Date such that the aggregate scheduled principal balance of the Mortgage Loans delivered to the trust on the closing date will be approximately $850,000,000. In addition, certain Mortgage Loans contained in the Statistical Pool will be deleted from the final pool of Mortgage Loans included in the trust on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the final pool of Mortgage Loans delivered to the trust on the Closing Date are not expected to differ materially from the characteristics of the Statistical Pool described herein. The aggregate scheduled principal balance of the Group I Mortgage Loans included in the trust on the Closing Date is expected to be approximately $585,381,915. The aggregate scheduled principal balance of the Group II Mortgage Loans included in the trust on the Closing Date is expected to be approximately $264,618,085. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to each loan group of the trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.

The principal balances of the Mortgage Loans as of the Cut-off Date represent scheduled balances as of September 1, 2004.

Pre-Funding Accounts:

On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $102,522,659, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $47,477,341 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Interest Coverage Account:

On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of 0.010% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Servicing Advances:	The Master Servicer will be required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer will be entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMs Insurer, if any) will be permitted to purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate Cut-Off Date principal balance of the Mortgage Loans delivered on the Closing Date and (ii) the aggregate principal balance of the Subsequent Mortgage Loans as of their respective subsequent cut-off dates.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Sociétè Anonyme or Euroclear System, on or about September [30], 2004 against payment therefore in immediately available funds.
ERISA Considerations:	The Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, you should consult with counsel as to whether you can buy or hold an Offered Certificate.
SMMEA Eligibility:	Once the balance in the Pre-Funding Accounts has been reduced to zero, the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class [M-4] Certificates, Class [M-5] Certificates and the Class [M-6] Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by one or more nationally recognized statistical rating organizations and, as such, will be legal investments for certain entities to the extent provided in SMMEA and applicable state laws. The Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Credit Enhancement

Credit Enhancement:	1) Excess Spread 2) Overcollateralization ("OC") 3) Subordination In addition, the Class A-I Certificates, Class A-II Certificates and the Class M Certificates will have the benefit of two separate cap agreements provided by a cap provider.
Excess Spread:	The initial weighted average of the net mortgage rates of the Mortgage Loans will be greater than the weighted average of the Pass-Through Rates of the Class A Certificates and Class M Certificates, resulting in excess cash flow. The monthly Excess Spread table is available at the end of this term sheet.
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date plus any amounts in the Pre-Funding Accounts.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 3.10% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date plus amounts on deposit in the Pre-Funding Accounts on the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.20% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and (y) approximately $5,000,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.
Overcollateralization Reduction Amount:	For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Overcollateralization Increase Amount:	For any Distribution Date, will equal the lesser of (i) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (calculated for this purpose only assuming 100% of the principal remittance amount on such Distribution Date has been distributed and (ii) the Net Monthly Excess Cashflow for such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the Senior Interest Distribution Amount distributable to the Class A Certificates, (ii) the Interest Distribution Amount distributable to the Class M Certificates and (iii) the principal remittance amount.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Credit Enhancement

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) calculated after taking into account distributions of principal to the holders of certificates then entitled to distributions of principal on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period),.

CREDIT ENHANCEMENT PERCENTAGE

Certificate Class	Closing Date	After Stepdown Date
A	18.25%	36.50%
M-1	15.50%	31.00%
M-2	12.70%	25.40%
M-3	11.10%	22.20%
M-4	9.65%	19.30%
M-5	8.20%	16.40%
M-6	6.70%	13.40%
M-7	5.40%	10.80%
M-8	4.35%	8.70%
M-9	3.35%	6.70%
M-10	3.10%	6.20%

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in October 2007 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose without taking into account distributions of principal to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 36.50%.

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, equals or exceeds [41.50]% of the Credit Enhancement Percentage for the prior Distribution Date for the most senior class of Certificates then outstanding; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	2.75%
October 2008 through September 2009	4.50%
October 2009 through September 2010	5.75%
October 2010 through September 2011	6.50%
October 2011 and thereafter	6.75%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Interest

Pass-Through Rate:	The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the Net WAC Rate Cap for such Distribution Date.
Formula Rate:	The Formula Rate for each class of Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.
Interest Distribution Amount:	The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates.
Senior Interest Distribution Amount:	The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.
Interest Carry Forward Amount:	For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.
Expense Adjusted Net Mortgage Rate:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Interest Rate Corridor Contract:	Because the majority of the adjustable-rate Mortgage Loans accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Certificates are calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Because the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly. To mitigate the risk of such Basis Risk Shortfalls, the Certificates will have the benefit of an interest rate corridor contract. The notional schedule and strike rates for the corridor contract are available at the end of this term sheet.
Net WAC Rate Carryover Amount:	For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the undistributed portion of any such amounts from the prior Distribution Date and (ii) interest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed first, from any payments received under the corridor contract, and second from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the distribution of any Net WAC Rate Carryover Amount.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Interest

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-I Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-II Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current Certificate Principal Balance of the related Class A Certificates) of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Interest Payment Priority:

On each Distribution Date, interest collected or advanced on the Mortgage Loans will be distributed in the following order of priority:

(i) from interest related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates the Senior Interest Distribution Amount related to such Certificates and from interest related to the Group II Mortgage Loans, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, on a *pro rata* basis, the Senior Interest Distribution Amount related to such Certificates. Any interest related to a loan group remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the aggregate interest remaining, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iii) from the aggregate interest remaining, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(iv) from the aggregate interest remaining, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(v) from the aggregate interest remaining, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the aggregate interest remaining, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the aggregate interest remaining, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class;

(viii) from the aggregate interest remaining, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class;

(ix) from the aggregate interest remaining, to the holders of the Class M-8 Certificates the Interest Distribution Amount for such class;

(x) from the aggregate interest remaining, to the holders of the Class M-9 Certificates the Interest Distribution Amount for such class; and

(xi) from the aggregate interest remaining, to the holders of the Class M-10 Certificates the Interest Distribution Amount for such class.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Class A-I Principal Distribution Amount:	The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [63.50]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $[3,439,523].
Class A-II Principal Distribution Amount:	The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [63.50]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $[1,560,477].
Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of principal to the Class A-I and Class A-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [69.00]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [74.60]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [77.80]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [80.70]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [83.60]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [86.60]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-7 Principal Distribution Amount: The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [89.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [91.30]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-9 Principal Distribution Amount:	The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.30]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-10 Principal Distribution Amount:	The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.80]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, amounts collected in respect of principal on the Mortgage Loans will be distributed as follows:

(i) principal related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates until the Certificate Principal Balance thereof has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (ii) below, sequentially to the holders of each class of Class A-II Certificates after taking into account the distribution of principal related to the Group II Mortgage Loans already distributed, as described herein, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) principal related to the Group II Mortgage Loans, distributed *sequentially*, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates until the Certificate Principal Balance of each respective class has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-I Certificates after taking into account the distribution of the principal related to the Group I Mortgage Loans already distributed, as described herein, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, any principal remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any principal remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any principal remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, amounts collected or advanced in respect of principal will be distributed as follows:

(i) principal related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates, up to the Class A-I Principal Distribution Amount and principal related to the Group II Mortgage Loans, *sequentially* to the holders of each class of Class A-II Certificates, up to the Class A-II Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

(a) Any principal related to the Group I Mortgage Loans remaining undistributed will be distributed sequentially to the holders of each class of Class A-II Certificates after taking into account the distribution of the principal related to the Group II Mortgage Loans as described herein, up to an amount equal to the Class A-II Principal Distribution Amount remaining undistributed, until the Certificate Principal Balances thereof has been reduced to zero.

(b) Any principal related to the Group II Mortgage Loans remaining undistributed will be distributed to the holders of the Class A-I Certificates after taking into account the distribution of the principal related to the Group I Mortgage Loans as described herein, up to an amount equal to the Class A-I Principal Distribution Amount remaining undistributed, until the Certificate Principal Balance thereof has been reduced to zero.

(ii) to the holders of the Class M-1 Certificates, up to the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, up to the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, up to the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, up to the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, up to the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, up to the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, up to the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, up to the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, up to the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, up to the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class C Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, plus pre-funding, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount to be distributed as part of the principal distributions described above and allocated *pro rata* between the loan groups based on the amount of principal received from each loan group;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Monthly Excess Cashflow Distributions (cont'd):	(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;
	(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;
	(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;
	(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;
	(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates; and
	(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;
	(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;
	(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;
	(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;
	(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;
	(xxii) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the Corridor Contract; and
	(xxiii) to the holders of the Class C Certificates, Class R Certificates and Class P Certificates as provided in the Pooling and Servicing Agreement.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

TO OPTIONAL TERMINATION

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
A-I	Avg Life	4.95	3.36	2.46	1.84	1.35
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
A-II-1	Avg Life	1.55	1.05	0.78	0.62	0.51
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
A-II-2	Avg Life	6.22	4.17	3.00	2.13	1.68
	First Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
	Last Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
A-II-3	Avg Life	13.71	9.41	6.94	5.42	3.42
	First Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

To Optional Termination (continued)

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
M-1	Avg Life	9.47	6.43	4.96	4.51	4.57
	First Payment Prd	Apr-09	Oct-07	Feb-08	Aug-08	Apr-09
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-2	Avg Life	9.47	6.43	4.92	4.35	4.42
	First Payment Prd	Apr-09	Oct-07	Jan-08	May-08	Nov-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-3	Avg Life	9.47	6.43	4.91	4.25	4.14
	First Payment Prd	Apr-09	Oct-07	Jan-08	Apr-08	Aug-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-4	Avg Life	9.47	6.43	4.89	4.20	4.00
	First Payment Prd	Apr-09	Oct-07	Dec-07	Mar-08	Jun-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-5	Avg Life	9.47	6.43	4.88	4.15	3.89
	First Payment Prd	Apr-09	Oct-07	Dec-07	Feb-08	Apr-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-6	Avg Life	9.47	6.43	4.86	4.11	3.80
	First Payment Prd	Apr-09	Oct-07	Nov-07	Jan-08	Mar-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-7	Avg Life	9.47	6.43	4.86	4.08	3.72
	First Payment Prd	Apr-09	Oct-07	Nov-07	Dec-07	Jan-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-8	Avg Life	9.47	6.43	4.86	4.06	3.67
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Jan-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-9	Avg Life	9.47	6.43	4.84	4.03	3.62
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-10	Avg Life	9.47	6.43	4.84	4.03	3.62
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

TO MATURITY

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
A-I	Avg Life	5.30	3.64	2.68	2.01	1.48
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Jul-31	Nov-25	Jan-21	Aug-17	Feb-15
A-II-1	Avg Life	1.55	1.05	0.78	0.62	0.51
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
A-II-2	Avg Life	6.22	4.17	3.00	2.13	1.68
	First Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
	Last Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
A-II-3	Avg Life	16.58	11.68	8.71	6.80	4.40
	First Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
	Last Payment Prd	Jul-31	Nov-25	Jan-21	Aug-17	Feb-15

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

TO MATURITY (CONTINUED)

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
M-1	Avg Life	10.34	7.10	5.49	4.92	5.33
	First Payment Prd	Apr-09	Oct-07	Feb-08	Aug-08	May-09
	Last Payment Prd	Jul-28	May-22	Jan-18	Mar-15	Mar-13
M-2	Avg Life	10.31	7.08	5.43	4.75	4.74
	First Payment Prd	Apr-09	Oct-07	Jan-08	May-08	Nov-08
	Last Payment Prd	Nov-27	Sep-21	Jul-17	Oct-14	Nov-12
M-3	Avg Life	10.29	7.06	5.39	4.63	4.45
	First Payment Prd	Apr-09	Oct-07	Jan-08	Apr-08	Aug-08
	Last Payment Prd	Jan-27	Dec-20	Dec-16	Apr-14	Jun-12
M-4	Avg Life	10.26	7.03	5.36	4.57	4.29
	First Payment Prd	Apr-09	Oct-07	Dec-07	Mar-08	Jun-08
	Last Payment Prd	Jun-26	Jun-20	Jul-16	Dec-13	Mar-12
M-5	Avg Life	10.22	7.00	5.33	4.50	4.17
	First Payment Prd	Apr-09	Oct-07	Dec-07	Feb-08	Apr-08
	Last Payment Prd	Nov-25	Nov-19	Feb-16	Aug-13	Nov-11
M-6	Avg Life	10.17	6.96	5.28	4.43	4.05
	First Payment Prd	Apr-09	Oct-07	Nov-07	Jan-08	Mar-08
	Last Payment Prd	Feb-25	Apr-19	Aug-15	Mar-13	Aug-11
M-7	Avg Life	10.10	6.90	5.23	4.36	3.94
	First Payment Prd	Apr-09	Oct-07	Nov-07	Dec-07	Jan-08
	Last Payment Prd	Mar-24	Jun-18	Jan-15	Oct-12	Mar-11
M-8	Avg Life	10.00	6.82	5.16	4.30	3.85
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Jan-08
	Last Payment Prd	Feb-23	Aug-17	May-14	Mar-12	Oct-10
M-9	Avg Life	9.85	6.71	5.06	4.20	3.75
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Dec-21	Oct-16	Sep-13	Sep-11	May-10
M-10	Avg Life	9.72	6.61	4.98	4.14	3.70
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Aug-20	Sep-15	Nov-12	Feb-11	Nov-09

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Interest Rate Corridor Notional Schedule (Group I Certificates)

Period	Group I Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	-	-	-
2	674,553,999	6.620	10.00
3	659,032,376	6.850	10.00
4	643,669,466	6.620	10.00
5	628,456,600	6.620	10.00
6	613,386,462	7.330	10.00
7	598,453,087	6.620	10.00
8	583,652,323	6.840	10.00
9	568,980,856	6.620	10.00
10	554,436,688	6.840	10.00
11	540,028,534	6.620	10.00
12	525,860,810	6.620	10.00
13	512,030,267	6.840	10.00
14	498,528,582	6.620	10.00
15	485,382,856	6.840	10.00
16	472,583,670	6.620	10.00
17	460,121,877	6.620	10.00
18	447,988,568	7.330	10.00
19	436,175,071	6.620	10.00
20	424,672,943	6.840	10.00
21	413,473,967	6.620	10.00
22	402,570,140	6.840	10.00
23	391,953,673	7.120	10.00
24	381,636,795	8.050	10.00
25	371,629,674	8.320	10.00
26	361,884,850	8.310	10.00
27	352,405,480	8.590	10.00
28	343,174,248	8.310	10.00
29	334,184,646	8.470	10.00
30	325,435,382	9.730	10.00
31	316,924,541	8.790	10.00
32	308,636,662	9.170	10.00
33	300,567,869	8.880	10.00
34	292,709,637	9.170	10.00
35	285,056,663	9.130	10.00
36	277,611,005	9.580	10.00
37	270,366,378	9.900	10.00
38	263,310,485	9.710	10.00
39	256,440,915	10.030	10.00
40	249,750,388	9.700	10.00
41	243,234,197	9.890	10.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Interest Rate Corridor Notional Schedule (Group II Certificates)

Period	Group II Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	-	-	-
2	306,022,503	6.170	10.00
3	298,955,583	6.370	10.00
4	291,967,502	6.170	10.00
5	285,054,186	6.160	10.00
6	278,212,147	6.820	10.00
7	271,438,487	6.160	10.00
8	264,730,893	6.360	10.00
9	258,088,301	6.160	10.00
10	251,509,518	6.360	10.00
11	244,993,904	6.160	10.00
12	238,592,806	6.160	10.00
13	232,343,483	6.360	10.00
14	226,241,990	6.160	10.00
15	220,301,060	6.360	10.00
16	214,516,426	6.160	10.00
17	208,883,967	6.160	10.00
18	203,399,667	6.820	10.00
19	198,059,619	6.160	10.00
20	192,860,017	6.360	10.00
21	187,797,159	6.150	10.00
22	182,867,438	6.360	10.00
23	178,067,343	6.580	10.00
24	173,400,467	7.610	10.00
25	168,861,559	7.890	10.00
26	164,437,070	7.910	10.00
27	160,129,959	8.170	10.00
28	155,935,754	7.900	10.00
29	151,851,489	8.040	10.00
30	147,876,399	9.280	10.00
31	144,010,585	8.390	10.00
32	140,246,026	8.760	10.00
33	136,581,232	8.470	10.00
34	133,012,279	8.780	10.00
35	129,537,124	8.700	10.00
36	126,155,610	9.100	10.00
37	122,865,132	9.470	10.00
38	119,658,837	9.290	10.00
39	116,536,976	9.600	10.00
40	113,496,723	9.290	10.00
41	110,535,925	9.450	10.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Net WAC Rate Cap (%) for Group I Certificates

Period	NWC (1), (2), (3) (%)		Period	NWC (1), (2), (3) (%)		Period	NWC (1), (2), (3) (%)
1	-		35	10.00		69	10.58
2	10.00		36	10.00		70	10.93
3	10.00		37	10.00		71	10.57
4	10.00		38	10.00		72	10.58
5	10.00		39	10.03		73	10.93
6	10.00		40	10.00		74	10.57
7	10.00		41	10.00		75	10.92
8	10.00		42	10.90		76	10.56
9	10.00		43	10.20		77	10.56
10	10.00		44	10.63		78	11.68
11	10.00		45	10.29		79	10.54
12	10.00		46	10.62		80	10.89
13	10.00		47	10.31		81	10.53
14	10.00		48	10.39		82	10.88
15	10.00		49	10.74		83	10.52
16	10.00		50	10.41		84	10.52
17	10.00		51	10.75		85	10.86
18	10.00		52	10.40		86	10.51
19	10.00		53	10.42		87	10.85
20	10.00		54	11.53			
21	10.00		55	10.42			
22	10.00		56	10.77			
23	10.00		57	10.41			
24	10.00		58	10.78			
25	10.00		59	10.43			
26	10.00		60	10.57			
27	10.00		61	10.94			
28	10.00		62	10.61			
29	10.00		63	10.96			
30	10.00		64	10.60			
31	10.00		65	10.60			
32	10.00		66	11.73			
33	10.00		67	10.59			
34	10.00		68	10.94			

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Net WAC Rate Cap (%) for Group II Certificates

Period	NWC (1), (2), (3) (%)		Period	NWC (1), (2), (3) (%)		Period	NWC (1), (2), (3) (%)
1	-		35	10.00		69	10.17
2	10.00		36	10.00		70	10.50
3	10.00		37	10.00		71	10.15
4	10.00		38	10.00		72	10.17
5	10.00		39	10.00		73	10.50
6	10.00		40	10.00		74	10.16
7	10.00		41	10.00		75	10.49
8	10.00		42	10.46		76	10.15
9	10.00		43	9.79		77	10.14
10	10.00		44	10.22		78	11.22
11	10.00		45	9.88		79	10.13
12	10.00		46	10.21		80	10.46
13	10.00		47	9.91		81	10.11
14	10.00		48	9.94		82	10.44
15	10.00		49	10.30		83	10.10
16	10.00		50	9.98		84	10.09
17	10.00		51	10.31		85	10.42
18	10.00		52	9.98		86	10.08
19	10.00		53	9.98		87	10.41
20	10.00		54	11.06			
21	10.00		55	9.99			
22	10.00		56	10.32			
23	10.00		57	9.98			
24	10.00		58	10.31			
25	10.00		59	10.03			
26	10.00		60	10.15			
27	10.00		61	10.51			
28	10.00		62	10.20			
29	10.00		63	10.53			
30	10.00		64	10.19			
31	10.00		65	10.19			
32	10.00		66	11.28			
33	10.00		67	10.18			
34	10.00		68	10.51			

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Net WAC Rate Cap (%) for Class M Certificates

Period	NWC (1), (2), (3) (%)		Period	NWC (1), (2), (3) (%)		Period	NWC (1), (2), (3) (%)
1	-		35	10.00		69	10.45
2	10.00		36	10.00		70	10.79
3	10.00		37	10.00		71	10.44
4	10.00		38	10.00		72	10.45
5	10.00		39	10.02		73	10.79
6	10.00		40	10.00		74	10.44
7	10.00		41	10.00		75	10.79
8	10.00		42	10.77		76	10.43
9	10.00		43	10.07		77	10.43
10	10.00		44	10.50		78	11.54
11	10.00		45	10.16		79	10.41
12	10.00		46	10.50		80	10.76
13	10.00		47	10.18		81	10.40
14	10.00		48	10.25		82	10.74
15	10.00		49	10.60		83	10.39
16	10.00		50	10.27		84	10.38
17	10.00		51	10.61		85	10.72
18	10.00		52	10.27		86	10.37
19	10.00		53	10.28		87	10.71
20	10.00		54	11.39			
21	10.00		55	10.28			
22	10.00		56	10.63			
23	10.00		57	10.28			
24	10.00		58	10.63			
25	10.00		59	10.30			
26	10.00		60	10.44			
27	10.00		61	10.80			
28	10.00		62	10.48			
29	10.00		63	10.83			
30	10.00		64	10.47			
31	10.00		65	10.47			
32	10.00		66	11.59			
33	10.00		67	10.46			
34	10.00		68	10.80			

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Excess Spread Table[(1), (2)]

	FWD	FWD	Static	FWD
Period	1ML (%)	6ML (%)	LIBOR (bp)	LIBOR (bp)
1	1.8113	2.0800	421	421
2	1.9140	2.1781	438	428
3	2.0053	2.2682	445	426
4	2.0971	2.3543	437	409
5	2.2562	2.4400	437	393
6	2.3874	2.5105	459	407
7	2.3553	2.5763	436	382
8	2.4785	2.6482	443	379
9	2.5137	2.7021	435	365
10	2.5698	2.7644	442	370
11	2.6904	2.8326	435	347
12	2.7827	2.8849	434	338
13	2.7552	2.9316	441	351
14	2.8214	2.9986	433	333
15	2.8839	3.0607	440	338
16	2.9494	3.1246	432	320
17	3.0151	3.1898	432	313
18	3.0737	3.2515	454	342
19	3.1360	3.3145	431	301
20	3.1989	3.3808	438	306
21	3.2587	3.4456	430	288
22	3.3209	3.5146	437	294
23	3.3825	3.5809	425	297
24	3.4439	3.6462	423	341
25	3.5359	3.7154	431	346
26	3.5933	3.7711	421	341
27	3.6562	3.8311	429	348
28	3.7180	3.8947	420	329
29	3.7746	3.9495	420	329
30	3.8309	4.0088	443	378
31	3.8880	4.0665	419	330
32	3.9455	4.0976	426	342
33	4.0051	4.1271	418	321
34	4.0627	4.1563	426	331
35	4.1151	4.1807	419	322
36	4.1723	4.2078	416	329
37	4.0746	4.2265	423	354
38	4.1200	4.2715	412	333
39	4.1670	4.3169	423	346
40	4.2135	4.3638	417	328
41	4.2608	4.4067	417	328
42	4.3056	4.4559	433	364
43	4.3466	4.4957	418	329
44	4.3884	4.5187	426	343
45	4.4317	4.5419	418	323
46	4.4739	4.5627	426	335
47	4.5181	4.5832	418	317
48	4.5537	4.6039	418	320
49	4.4854	4.6184	426	342
50	4.5231	4.6547	418	324
51	4.5592	4.6920	425	336
52	4.5939	4.7254	418	316
53	4.6304	4.7597	417	316
54	4.6633	4.7954	441	369
55	4.6961	4.8278	417	315
56	4.7312	4.8529	425	330
57	4.7652	4.8794	417	310
58	4.7954	4.9015	425	324
59	4.8289	4.9273	416	307
60	4.8599	4.9489	413	313
61	4.8450	4.9681	421	333
62	4.8750	4.9976	412	315
63	4.9040	5.0268	420	329
64	4.9355	5.0547	412	308
65	4.9647	5.0849	412	308
66	4.9879	5.1101	435	364
67	5.0156	5.1373	411	307
68	5.0431	5.1613	419	324
69	5.0702	5.1834	411	303
70	5.0952	5.2042	419	318
71	5.1213	5.2275	411	300
72	5.1471	5.2473	411	303
73	5.1518	5.2658	419	321
74	5.1763	5.2913	411	302
75	5.1980	5.3126	419	317
76	5.2232	5.3357	411	296
77	5.2464	5.3592	411	296
78	5.2655	5.3801	435	354
79	5.2895	5.4021	411	296
80	5.3107	5.4090	419	313
81	5.3310	5.4150	411	292
82	5.3530	5.4201	419	308
83	5.3738	5.4257	411	289
84	5.3929	5.4298	411	289
85	5.3277	5.4323	419	313
86	5.3461	5.4509	411	293
87	5.3461	5.4509	419	310

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers),less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, such amount multiplied by 12

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

COLLATERAL SUMMARY

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

Scheduled Principal Balance:	$	708,121,460
Number of Mortgage Loans:		3,530
Average Scheduled Principal Balance:	$	200,601
Weighted Average Gross Coupon:		7.208%
Weighted Average Net Coupon:		6.698%
Weighted Average Original FICO Score:		607
Weighted Average Original LTV Ratio:		76.79%
Weighted Average Stated Remaining Term (months):		356
Weighted Average Seasoning (months):		1
Weighted Average Months to Next Adjustment Date[(1)]:		26
Weighted Average Gross Margin[(1)]:		5.028%
Weighted Average Initial Rate Cap[(1)]:		3.096%
Weighted Average Periodic Rate Cap[(1)]:		1.127%
Weighted Average Gross Maximum Lifetime Rate[(1)]:		13.288%
Weighted Average Gross Minimum Lifetime Rate[(1)]:		5.101%
Interest-Only Hybrid ARMs:		14.97%

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50,000 or less	139	$ 5,281,361	0.75%	$ 37,995	8.845%	69.24%	577	71.81%	32.52%
50,001 - 100,000	506	39,384,440	5.56	77,835	8.114	75.14	588	77.27	36.76
100,001 - 150,000	830	104,089,361	14.70	125,409	7.507	77.86	595	74.39	37.85
150,001 - 200,000	687	120,312,713	16.99	175,128	7.374	76.23	595	67.89	39.01
200,001 - 250,000	465	104,653,357	14.78	225,061	7.206	76.07	597	61.76	40.18
250,001 - 300,000	323	88,582,757	12.51	274,250	7.065	78.60	604	56.47	41.80
300,001 - 350,000	197	64,274,412	9.08	326,266	7.049	79.34	607	53.60	41.81
350,001 - 400,000	136	51,201,766	7.23	376,484	7.027	78.46	606	52.78	40.73
400,001 - 450,000	80	34,122,967	4.82	426,537	6.830	77.30	633	53.98	40.49
450,001 - 500,000	66	31,778,815	4.49	481,497	6.792	76.51	637	66.44	38.96
500,001 - 550,000	27	14,215,504	2.01	526,500	6.453	75.98	636	37.05	39.78
550,001 - 600,000	25	14,500,184	2.05	580,007	6.603	75.61	627	43.94	37.33
600,001 - 650,000	20	12,704,007	1.79	635,200	6.696	73.49	669	50.47	40.04
650,001 - 700,000	6	4,120,128	0.58	686,688	6.588	76.91	614	100.00	43.11
700,001 - 750,000	7	5,161,606	0.73	737,372	6.659	70.64	692	57.06	39.37
750,001 - 800,000	7	5,421,612	0.77	774,516	6.748	70.80	647	85.63	40.62
800,001 - 850,000	3	2,461,300	0.35	820,433	7.513	59.62	657	33.67	46.08
850,001 - 900,000	1	876,775	0.12	876,775	7.625	69.02	571	100.00	41.75
900,001 - 950,000	1	933,506	0.13	933,506	8.875	54.91	632	100.00	31.19
950,001 - 1,000,000	3	2,994,889	0.42	998,296	5.500	56.98	724	66.61	25.68
1,000,001 or above	1	1,050,000	0.15	1,050,000	6.750	60.00	626	100.00	11.95
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
3.499% or below	1	$ 503,000	0.07%	$ 503,000	3.375%	75.64%	638	0.00%	34.97%
4.000% - 4.499%	6	1,483,782	0.21	247,297	4.259	77.74	656	93.20	30.43
4.500% - 4.999%	28	6,318,904	0.89	225,675	4.694	77.31	643	67.40	36.90
5.000% - 5.499%	52	12,781,253	1.80	245,793	5.246	71.90	676	62.79	37.27
5.500% - 5.999%	239	66,130,490	9.34	276,697	5.736	73.11	645	65.62	39.48
6.000% - 6.499%	363	92,561,320	13.07	254,990	6.209	73.97	641	61.20	39.56
6.500% - 6.999%	680	153,638,100	21.70	225,938	6.708	76.40	617	61.89	39.75
7.000% - 7.499%	555	112,011,358	15.82	201,822	7.190	78.28	597	65.43	40.29
7.500% - 7.999%	601	112,016,682	15.82	186,384	7.700	80.12	585	61.30	39.82
8.000% - 8.499%	311	51,453,960	7.27	165,447	8.172	81.02	582	64.45	39.39
8.500% - 8.999%	312	47,893,076	6.76	153,503	8.684	78.95	579	57.00	38.67
9.000% - 9.499%	130	18,067,749	2.55	138,983	9.161	78.63	572	57.07	39.62
9.500% - 9.999%	96	12,286,823	1.74	127,988	9.686	72.66	562	57.84	40.06
10.000% - 10.499%	48	6,731,538	0.95	140,240	10.184	69.98	554	75.72	39.97
10.500% - 10.999%	50	6,693,440	0.95	133,869	10.637	66.37	532	76.98	39.11
11.000% - 11.499%	33	4,871,329	0.69	147,616	11.187	63.73	533	67.72	42.29
11.500% - 11.999%	19	2,001,345	0.28	105,334	11.708	60.34	524	88.89	36.52
12.000% - 12.499%	5	649,700	0.09	129,940	12.241	64.48	522	75.37	44.99
13.000% or above	1	27,612	0.00	27,612	13.000	65.00	530	100.00	15.39
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	8	$ 1,078,851	0.15%	$ 134,856	7.075%	81.11%	n/a	79.78%	38.39%
500 - 519	222	38,552,944	5.44	173,662	8.500	71.37	510	83.34	41.33
520 - 539	264	47,521,984	6.71	180,008	8.385	72.37	530	79.85	41.24
540 - 559	361	60,721,500	8.58	168,204	7.915	75.28	550	81.10	40.13
560 - 579	417	76,828,770	10.85	184,242	7.470	77.30	570	69.00	38.98
580 - 599	531	96,868,994	13.68	182,427	7.327	78.25	589	74.38	40.76
600 - 619	520	108,620,501	15.34	208,886	6.980	78.99	609	69.71	39.61
620 - 639	599	125,069,677	17.66	208,797	6.678	76.45	629	41.52	38.93
640 - 659	263	58,383,648	8.24	221,991	6.728	80.40	647	48.74	39.75
660 - 679	132	30,156,467	4.26	228,458	6.863	79.62	670	39.54	39.49
680 - 699	72	18,957,854	2.68	263,304	6.781	77.87	688	53.29	39.75
700 - 719	44	9,664,701	1.36	219,652	6.621	80.34	709	26.21	38.64
720 - 739	32	10,423,055	1.47	325,720	6.336	73.15	728	41.82	33.93
740 - 759	20	7,406,491	1.05	370,325	6.061	71.34	748	32.34	36.53
760 - 779	24	9,018,844	1.27	375,785	6.178	67.91	769	71.04	31.00
780 - 799	19	8,103,391	1.14	426,494	6.095	70.14	788	57.43	38.04
800 or above	2	743,787	0.11	371,894	5.977	64.64	808	100.00	37.45
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	3,530	$ 708,121,460	100.00%	$ 200,601	7.208%	76.79%	607	62.77%	39.61%
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
25.00% or below	18	$ 1,585,539	0.22%	$ 88,085	7.417%	20.43%	592	33.59%	31.44%
25.01% - 30.00%	11	855,904	0.12	77,809	7.565	28.26	573	76.07	34.00
30.01% - 35.00%	17	2,490,454	0.35	146,497	7.021	33.43	628	28.40	37.37
35.01% - 40.00%	32	5,779,703	0.82	180,616	7.043	38.36	630	53.61	30.84
40.01% - 45.00%	50	8,000,377	1.13	160,008	7.324	42.39	613	49.24	36.33
45.01% - 50.00%	59	10,311,415	1.46	174,770	7.252	47.67	613	48.04	37.07
50.01% - 55.00%	94	19,837,792	2.80	211,040	7.450	53.18	610	51.27	36.50
55.01% - 60.00%	116	22,799,498	3.22	196,547	7.246	57.96	598	57.69	35.39
60.01% - 65.00%	221	45,860,424	6.48	207,513	7.614	63.44	594	60.80	40.64
65.01% - 70.00%	295	62,603,880	8.84	212,217	7.404	68.55	595	62.21	38.63
70.01% - 75.00%	394	84,968,971	12.00	215,657	6.974	73.61	604	55.66	40.19
75.01% - 80.00%	1,097	228,985,362	32.34	208,738	6.869	79.41	614	65.39	40.36
80.01% - 85.00%	334	65,649,699	9.27	196,556	7.407	84.03	584	67.44	40.32
85.01% - 90.00%	457	90,213,963	12.74	197,405	7.372	89.51	607	66.47	40.05
90.01% - 95.00%	253	43,465,530	6.14	171,801	7.579	94.63	612	77.58	39.31
95.01% - 100.00%	82	14,712,950	2.08	179,426	8.327	99.59	663	36.98	39.63
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

Distribution by Documentation Type

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	2,369	$ 444,462,342	62.77%	$ 187,616	7.210%	77.62%	596	100.00%	39.93%
Stated Documentation	922	211,232,837	29.83	229,103	7.300	75.72	624	0.00	38.86
Limited Documentation	79	19,034,780	2.69	240,947	7.351	78.43	601	0.00	40.89
No Documentation	95	17,937,862	2.53	188,820	6.700	69.97	642	0.00	0.00
No Ratio	27	6,610,772	0.93	244,843	6.542	73.95	658	0.00	0.00
No Income No Asset	25	6,253,306	0.88	250,132	6.316	72.75	633	0.00	34.97
Alt Documentation	13	2,589,562	0.37	199,197	5.717	74.08	590	0.00	38.38
Total	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

Distribution by Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	2,378	$ 465,679,980	65.76%	$ 195,828	7.292%	75.08%	592	64.08%	39.92%
Purchase	911	186,838,032	26.39	205,091	7.121	82.39	632	60.82	39.48
Refinance – Rate/Term	241	55,603,449	7.85	230,720	6.796	72.31	646	58.30	37.34
Total	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

Distribution by Occupancy Type

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	3,313	$ 675,641,339	95.41%	$ 203,936	7.195%	76.87%	605	63.65%	39.78%
Non-Owner Occupied	180	25,546,530	3.61	141,925	7.468	74.40	649	49.31	35.27
Second Home	37	6,933,591	0.98	187,394	7.520	78.01	640	26.38	39.24
Total	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

Distribution by Property Type

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	2,659	$ 522,548,665	73.79%	$ 196,521	7.207%	76.32%	604	63.45%	39.45%
Townhouse	86	13,700,030	1.93	159,303	7.541	80.03	599	64.93	36.87
Condominium	194	36,484,002	5.15	188,062	7.244	78.31	617	59.80	39.93
Condo - Low Rise <5 floors	1	97,822	0.01	97,822	6.500	55.78	631	0.00	33.50
Condo - High Rise >8 floors	15	3,776,484	0.53	251,766	7.675	82.77	642	12.20	33.65
2 Family	117	26,649,773	3.76	227,776	7.278	73.77	612	52.44	41.28
3 Family	32	8,148,756	1.15	254,649	7.211	73.08	630	49.18	42.22
4 Family	30	8,621,172	1.22	287,372	7.216	71.23	650	50.07	39.47
Co-Op	3	294,074	0.04	98,025	8.289	52.10	601	100.00	30.39
PUD	393	87,800,683	12.40	223,411	7.104	80.15	608	67.37	40.51
Total	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California	697	$ 196,278,668	27.72%	$ 281,605	6.821%	73.65%	621	58.94%	39.69%
Florida	293	48,308,469	6.82	164,875	7.349	78.62	609	59.35	38.60
New York	288	74,933,031	10.58	260,184	7.021	73.18	612	49.91	41.38
New Jersey	231	54,099,236	7.64	234,196	7.543	76.16	598	57.95	41.08
Maryland	160	32,832,453	4.64	205,203	7.453	77.37	587	67.11	42.23
Massachusetts	148	35,777,889	5.05	241,742	7.068	73.64	593	76.22	38.81
Virginia	132	25,335,511	3.58	191,936	7.213	78.47	591	70.18	39.27
Georgia	130	19,062,212	2.69	146,632	7.688	84.65	613	61.58	40.51
Texas	119	15,974,194	2.26	134,237	7.886	84.59	607	67.87	36.66
Michigan	115	16,059,343	2.27	139,646	7.405	81.57	597	63.57	38.32
Illinois	97	17,569,969	2.48	181,134	7.631	80.55	603	61.33	39.98
Connecticut	90	17,901,730	2.53	198,908	7.116	76.00	592	76.75	39.04
Pennsylvania	86	10,388,285	1.47	120,794	7.949	80.42	578	79.01	38.54
Nevada	69	14,064,366	1.99	203,831	7.261	79.60	607	61.84	40.11
Washington	58	11,455,437	1.62	197,508	6.903	82.20	619	71.64	41.47
Other	817	118,080,669	16.68	144,530	7.447	79.69	600	69.31	38.05
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
91342	6	$ 1,922,763	0.27%	$ 320,460	6.461%	72.10%	621	72.09%	45.65%
92336	6	1,514,880	0.21	252,480	6.703	73.94	610	26.38	44.50
90650	6	1,506,065	0.21	251,011	7.078	70.83	579	50.72	42.13
11741	6	1,461,628	0.21	243,605	7.517	67.20	573	67.94	38.76
07726	5	2,037,978	0.29	407,596	7.142	79.66	574	60.69	37.04
10312	5	1,929,479	0.27	385,896	6.589	76.31	654	40.55	39.17
94531	5	1,762,389	0.25	352,478	6.393	76.72	666	46.78	42.60
95758	5	1,590,931	0.22	318,186	6.694	76.74	609	65.05	45.03
92688	4	1,480,411	0.21	370,103	7.108	75.37	610	69.13	48.62
92886	3	1,448,213	0.20	482,738	6.012	67.03	622	65.47	34.03
Other	3,479	691,466,723	97.65	198,754	7.219	76.86	606	62.92	39.56
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
180 or less	82	$ 9,266,683	1.31%	$ 113,008	7.074%	66.71%	613	48.11%	37.03%
181 - 240	8	1,075,041	0.15	134,380	7.583	80.83	619	46.96	43.69
301 - 360	3,440	697,779,736	98.54	202,843	7.209	76.92	606	62.99	39.63
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15 YR Balloon	5	$ 411,431	0.06%	$ 82,286	8.318%	79.56%	583	100.00%	33.41%
15 YR Fixed	77	8,855,252	1.25	115,003	7.016	66.11	615	45.70	37.27
20 YR Fixed	8	1,075,041	0.15	134,380	7.583	80.83	619	46.96	43.69
30 YR Fixed	728	139,572,584	19.71	191,721	7.048	73.08	638	58.76	38.78
30 YR Fixed - 60M IO	30	11,270,658	1.59	375,689	6.023	66.43	749	53.51	32.47
1 YR CMT	3	868,879	0.12	289,626	5.856	82.75	626	59.78	44.93
2/6 MONTH LIBOR	1,961	377,523,581	53.31	192,516	7.557	77.87	584	67.95	39.91
2/6 MONTH LIBOR - 24M IO	230	63,556,022	8.98	276,331	6.962	81.46	632	62.62	41.86
3/1 YR CMT	115	22,039,795	3.11	191,650	7.064	78.27	601	61.45	39.66
3/1 YR CMT - 36M IO	55	13,704,452	1.94	249,172	5.923	78.77	635	34.77	36.22
3/1 YR LIBOR	12	2,519,636	0.36	209,970	4.549	76.40	599	70.51	39.55
3/6 MONTH LIBOR	146	25,396,952	3.59	173,952	7.081	75.59	592	69.01	38.45
3/6 MONTH LIBOR - 36M IO	35	8,966,980	1.27	256,199	6.267	77.89	628	40.68	40.88
5/1 YR CMT	30	8,010,914	1.13	267,030	6.009	74.86	631	30.13	37.85
5/1 YR CMT - 60M IO	52	13,549,599	1.91	260,569	6.041	77.26	634	51.53	38.58
5/1 YR LIBOR	14	2,819,119	0.40	201,366	5.371	73.58	616	45.01	36.12
5/6 MONTH LIBOR	3	594,449	0.08	198,150	6.827	75.53	631	0.00	49.98
5/6 MONTH LIBOR - 60M IO	21	5,736,710	0.81	273,177	6.086	76.18	638	30.15	42.80
6 MONTH LIBOR	3	873,953	0.12	291,318	7.886	80.00	553	76.23	45.08
6 MONTH LIBOR - 60M IO	1	503,000	0.07	503,000	3.375	75.64	638	0.00	34.97
7/1 YR LIBOR	1	272,451	0.04	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	1,188	$ 257,610,250	36.38%	$ 216,844	7.030%	75.51%	628	53.72%	39.00%
12	157	34,716,261	4.90	221,123	7.422	77.96	599	71.82	39.99
24	1,493	297,461,710	42.01	199,238	7.365	78.48	588	67.94	40.14
36	687	117,429,686	16.58	170,931	7.140	75.04	609	67.08	39.32
60	5	903,553	0.13	180,711	6.893	70.09	669	29.56	45.17
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	5	$ 1,421,468	0.26%	$ 284,294	6.180%	77.77%	577	64.61%	40.21%
1.500%	22	4,645,099	0.85	211,141	7.289	77.14	570	63.94	36.72
2.000%	18	3,884,245	0.71	215,791	4.847	77.94	609	71.88	38.23
3.000%	2,509	504,659,506	92.27	201,140	7.376	78.25	593	65.54	40.09
5.000%	121	30,983,243	5.66	256,060	5.989	75.95	632	40.89	38.98
6.000%	7	1,342,934	0.25	191,848	7.118	79.50	567	100.00	30.19
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	2,342	$ 472,606,174	86.41%	$ 201,796	7.412%	78.16%	592	66.60%	40.17%
1.500%	56	9,816,642	1.79	175,297	7.376	80.28	603	50.18	39.24
2.000%	284	64,513,679	11.80	227,161	6.253	77.45	620	49.24	38.38
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.000% or below	1	$ 166,427	0.03%	$ 166,427	7.125%	77.67%	553	0.00%	41.34%
2.001% - 2.500%	34	7,643,866	1.40	224,820	5.174	76.56	618	50.60	37.70
2.501% - 3.000%	233	59,075,656	10.80	253,544	5.975	76.61	639	36.18	39.16
3.001% - 3.500%	6	1,147,789	0.21	191,298	5.825	79.86	695	4.33	37.85
3.501% - 4.000%	7	2,105,714	0.39	300,816	6.228	77.46	649	31.02	41.86
4.001% - 4.500%	516	120,337,488	22.00	233,212	7.061	82.09	593	76.03	41.27
4.501% - 5.000%	672	124,880,204	22.83	185,834	7.307	82.28	595	70.95	40.72
5.001% - 5.500%	416	88,770,378	16.23	213,390	7.499	76.55	593	53.25	39.60
5.501% - 6.000%	231	44,010,489	8.05	190,522	7.689	74.92	591	53.09	38.34
6.001% - 6.500%	145	26,031,546	4.76	179,528	7.902	73.30	576	65.26	39.75
6.501% - 7.000%	206	37,112,736	6.79	180,159	8.461	68.75	575	77.96	38.75
7.001% - 7.500%	116	17,200,148	3.14	148,277	7.992	70.35	572	82.00	37.16
7.501% - 8.000%	57	10,289,822	1.88	180,523	7.569	78.99	581	75.00	39.65
8.001% - 8.500%	25	4,929,076	0.90	197,163	7.545	74.90	555	87.08	39.91
8.501% - 9.000%	6	1,405,844	0.26	234,307	8.578	79.79	559	65.40	43.81
9.001% - 9.500%	10	1,772,494	0.32	177,249	8.096	73.80	558	100.00	40.95
9.501% or above	1	56,816	0.01	56,816	9.000	75.00	519	100.00	24.93
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
9.501% - 10.000%	6	$ 1,001,590	0.18%	$ 166,932	4.722%	81.93%	615	62.83%	37.48%
10.001% - 10.500%	20	4,425,397	0.81	221,270	4.716	77.07	626	75.45	33.12
10.501% - 11.000%	31	6,551,361	1.20	211,334	5.147	73.57	646	60.54	36.12
11.001% - 11.500%	54	16,016,624	2.93	296,604	5.454	76.69	645	54.88	41.48
11.501% - 12.000%	213	54,647,724	9.99	256,562	5.852	75.81	622	69.42	40.60
12.001% - 12.500%	311	74,338,923	13.59	239,032	6.333	76.58	615	63.69	40.45
12.501% - 13.000%	453	101,011,245	18.47	222,983	6.811	77.53	602	67.69	40.32
13.001% - 13.500%	423	86,096,700	15.74	203,538	7.303	80.34	590	67.60	39.79
13.501% - 14.000%	426	83,629,534	15.29	196,313	7.787	82.00	583	62.31	40.07
14.001% - 14.500%	251	42,277,678	7.73	168,437	8.275	80.06	575	59.24	39.59
14.501% - 15.000%	223	37,087,210	6.78	166,310	8.736	79.01	577	52.72	38.02
15.001% - 15.500%	81	11,529,674	2.11	142,342	9.235	77.94	566	60.69	40.64
15.501% - 16.000%	76	10,741,127	1.96	141,331	9.637	72.07	558	59.18	41.08
16.001% - 16.500%	42	7,174,859	1.31	170,830	10.315	66.96	548	79.42	40.51
16.501% - 17.000%	33	4,811,483	0.88	145,803	10.727	67.12	529	67.07	38.58
17.001% - 17.500%	27	4,091,549	0.75	151,539	11.285	64.08	529	67.50	41.69
17.501% - 18.000%	8	894,403	0.16	111,800	11.802	61.85	522	75.13	36.37
18.001% - 18.500%	4	609,412	0.11	152,353	12.257	64.45	522	73.75	46.50
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	32	$ 6,846,106	1.25%	$ 213,941	4.992%	76.18%	615	53.90%	37.76%
2.501% - 3.000%	232	58,448,224	10.69	251,932	5.969	76.70	639	36.56	39.16
3.001% - 3.500%	7	1,767,789	0.32	252,541	6.018	79.91	689	2.81	38.22
3.501% - 4.000%	5	1,544,879	0.28	308,976	6.377	82.20	652	42.28	41.00
4.001% - 4.500%	498	116,348,973	21.27	233,632	7.044	82.23	593	76.50	41.33
4.501% - 5.000%	654	122,213,125	22.35	186,870	7.317	82.27	594	71.90	40.62
5.001% - 5.500%	401	84,675,541	15.48	211,161	7.530	76.47	591	54.33	39.68
5.501% - 6.000%	235	44,834,186	8.20	190,784	7.689	75.01	591	54.55	38.43
6.001% - 6.500%	153	27,963,502	5.11	182,768	7.695	72.25	584	57.58	39.51
6.501% - 7.000%	205	38,063,090	6.96	185,674	8.333	69.66	580	75.46	38.84
7.001% - 7.500%	130	20,492,955	3.75	157,638	7.898	72.62	580	75.97	37.62
7.501% - 8.000%	67	13,004,379	2.38	194,095	7.628	78.03	572	74.03	39.67
8.001% - 8.500%	31	5,735,765	1.05	185,025	7.707	73.63	557	87.94	41.02
8.501% - 9.000%	18	2,339,734	0.43	129,985	8.627	84.02	570	58.79	41.09
9.001% - 9.500%	9	1,558,742	0.28	173,194	8.048	75.52	571	95.39	41.81
9.501% - 10.000%	1	310,392	0.06	310,392	9.750	80.00	584	0.00	46.11
12.501% - 13.000%	2	309,256	0.06	154,628	6.825	85.49	587	100.00	36.10
13.501% - 14.000%	2	479,855	0.09	239,927	7.724	58.08	544	20.81	44.97
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
October 2004	1	$ 263,102	0.05%	$ 263,102	8.000%	80.00%	533	100.00%	42.43%
December 2004	1	403,117	0.07	403,117	7.625	80.00	544	100.00	45.90
January 2005	1	207,734	0.04	207,734	8.250	80.00	595	0.00	46.86
March 2005	1	503,000	0.09	503,000	3.375	75.64	638	0.00	34.97
June 2005	1	185,049	0.03	185,049	7.625	90.00	524	100.00	34.10
August 2005	2	678,879	0.12	339,440	5.676	83.52	623	76.51	44.93
September 2005	1	190,000	0.03	190,000	6.500	80.00	640	0.00	0.00
October 2005	1	110,200	0.02	110,200	4.625	95.00	648	100.00	33.40
December 2005	2	630,534	0.12	315,267	7.004	81.55	583	100.00	41.97
January 2006	7	1,170,833	0.21	167,262	6.837	82.04	600	100.00	39.97
February 2006	12	2,435,475	0.45	202,956	6.773	80.67	598	74.45	41.24
March 2006	16	2,452,760	0.45	153,298	7.094	79.27	624	60.40	38.82
April 2006	57	10,424,514	1.91	182,886	7.187	77.47	592	66.89	39.15
May 2006	65	14,826,045	2.71	228,093	6.506	79.18	619	63.80	40.35
June 2006	229	44,980,048	8.22	196,419	6.940	76.83	585	76.20	39.27
July 2006	493	96,923,837	17.72	196,600	7.390	77.75	588	68.83	40.20
August 2006	545	107,753,357	19.70	197,713	7.624	77.98	587	70.48	40.98
September 2006	725	150,482,077	27.51	207,561	7.694	79.40	594	60.50	40.04
October 2006	38	8,704,875	1.59	229,076	7.811	78.88	583	75.10	38.68
February 2007	2	192,596	0.04	96,298	5.914	75.00	607	100.00	42.90
March 2007	11	1,796,650	0.33	163,332	5.112	79.01	592	80.63	36.40
April 2007	13	3,322,612	0.61	255,586	5.869	76.15	628	29.01	37.63
May 2007	39	6,710,084	1.23	172,053	7.001	74.32	597	87.90	37.78
June 2007	26	5,030,620	0.92	193,485	6.933	81.14	596	80.98	36.22
July 2007	50	9,553,516	1.75	191,070	6.984	77.73	596	70.84	38.14
August 2007	98	17,737,519	3.24	180,995	6.750	78.03	611	50.13	39.22
September 2007	111	25,338,542	4.63	228,275	6.624	76.83	612	47.02	40.45
October 2007	13	2,945,676	0.54	226,590	6.246	76.55	620	37.59	36.10
November 2007	1	401,563	0.07	401,563	6.625	63.57	627	0.00	29.77
February 2009	2	343,275	0.06	171,637	5.858	87.84	608	100.00	38.25
March 2009	3	569,566	0.10	189,855	5.021	77.53	602	41.81	31.31
April 2009	4	1,087,914	0.20	271,979	5.635	83.05	623	17.46	40.34
May 2009	3	948,000	0.17	316,000	4.852	78.80	625	75.82	28.78
June 2009	3	825,938	0.15	275,313	5.523	81.97	665	75.45	47.99
July 2009	12	3,415,005	0.62	284,584	6.195	71.86	628	36.29	40.09
August 2009	37	8,360,130	1.53	225,949	6.079	75.24	632	48.65	38.59
September 2009	45	11,912,101	2.18	264,713	6.070	75.88	635	28.70	40.04
October 2009	10	2,847,300	0.52	284,730	5.971	79.01	635	54.68	38.12
April 2011	1	272,451	0.05	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

COLLATERAL SUMMARY

Statistics listed below and in the tables following are for the Group I Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

Scheduled Principal Balance:	$	487,672,348
Number of Mortgage Loans:		2,972
Average Scheduled Principal Balance:	$	164,089
Weighted Average Gross Coupon:		7.353%
Weighted Average Net Coupon:		6.843%
Weighted Average Original FICO Score:		598
Weighted Average Original LTV Ratio:		76.93%
Weighted Average Stated Remaining Term (months):		355
Weighted Average Seasoning (months):		1
Weighted Average Months to Next Adjustment Date(1):		26
Weighted Average Gross Margin(1):		5.059%
Weighted Average Initial Rate Cap(1):		3.089%
Weighted Average Periodic Rate Cap(1):		1.136%
Weighted Average Gross Maximum Lifetime Rate(1):		13.404%
Weighted Average Gross Minimum Lifetime Rate(1):		5.122%
Interest-Only Hybrid ARMs:		8.68%

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50,000 or less	139	$ 5,281,361	1.08%	$ 37,995	8.845%	69.24%	577	71.81%	32.52%
50,001 - 100,000	498	38,701,880	7.94	77,715	8.123	75.12	588	77.10	36.77
100,001 - 150,000	795	99,763,129	20.46	125,488	7.504	77.80	595	74.02	37.81
150,001 - 200,000	655	114,586,843	23.50	174,942	7.378	76.05	596	66.62	38.93
200,001 - 250,000	438	98,584,007	20.22	225,078	7.217	75.71	598	59.63	39.93
250,001 - 300,000	303	83,146,280	17.05	274,410	7.052	78.50	605	55.58	41.96
300,001 - 350,000	127	40,482,536	8.30	318,760	7.006	80.46	606	56.54	41.41
350,001 - 400,000	10	3,803,470	0.78	380,347	7.078	72.64	621	41.94	43.18
400,001 - 450,000	4	1,690,049	0.35	422,512	6.458	77.53	678	51.28	36.11
450,001 - 500,000	1	500,000	0.10	500,000	6.500	50.00	622	0.00	0.00
500,001 - 550,000	1	530,000	0.11	530,000	6.500	76.81	606	0.00	43.12
600,001 - 650,000	1	602,795	0.12	602,795	8.000	80.00	679	0.00	49.94
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.499% or below	5	$ 883,782	0.18%	$ 176,756	4.265%	76.21%	659	88.58%	37.55%
4.500% - 4.999%	25	4,935,692	1.01	197,428	4.651	77.72	622	65.15	36.96
5.000% - 5.499%	42	7,843,877	1.61	186,759	5.244	74.91	656	70.78	38.61
5.500% - 5.999%	177	36,589,453	7.50	206,720	5.751	73.49	636	69.89	39.35
6.000% - 6.499%	268	52,164,310	10.70	194,643	6.213	73.58	624	59.50	39.81
6.500% - 6.999%	554	102,647,332	21.05	185,284	6.715	76.26	613	64.48	39.92
7.000% - 7.499%	465	79,850,868	16.37	171,722	7.188	77.87	594	65.17	39.33
7.500% - 7.999%	506	79,306,523	16.26	156,732	7.706	80.12	584	63.09	39.23
8.000% - 8.499%	282	41,352,191	8.48	146,639	8.176	81.27	580	66.88	38.85
8.500% - 8.999%	286	37,719,035	7.73	131,885	8.683	79.86	576	58.01	39.20
9.000% - 9.499%	120	14,832,615	3.04	123,605	9.176	78.88	576	58.68	39.41
9.500% - 9.999%	91	10,556,806	2.16	116,009	9.673	71.78	565	65.61	39.78
10.000% - 10.499%	45	5,472,357	1.12	121,608	10.184	69.80	559	70.13	38.81
10.500% - 10.999%	49	6,343,520	1.30	129,460	10.645	67.00	533	81.23	39.25
11.000% - 11.499%	32	4,495,329	0.92	140,479	11.182	62.37	534	73.39	42.56
11.500% - 11.999%	19	2,001,345	0.41	105,334	11.708	60.34	524	88.89	36.52
12.000% - 12.499%	5	649,700	0.13	129,940	12.241	64.48	522	75.37	44.99
12.500% or above	1	27,612	0.01	27,612	13.000	65.00	530	100.00	15.39
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	6	$ 823,331	0.17%	$ 137,222	7.074%	81.45%	n/a	73.51%	42.02%
500 - 519	203	32,322,611	6.63	159,225	8.533	71.19	510	84.48	40.93
520 - 539	233	35,825,860	7.35	153,759	8.569	71.09	530	82.81	40.73
540 - 559	330	50,001,119	10.25	151,519	7.949	75.66	551	81.62	39.79
560 - 579	366	57,998,361	11.89	158,465	7.551	77.01	570	70.09	37.84
580 - 599	438	66,137,889	13.56	151,000	7.352	77.62	589	74.16	39.68
600 - 619	395	64,844,159	13.30	164,162	7.034	78.81	609	70.03	39.43
620 - 639	536	95,505,493	19.58	178,182	6.721	76.63	629	43.40	39.11
640 - 659	216	37,108,115	7.61	171,797	6.887	81.36	647	53.55	39.39
660 - 679	114	21,603,917	4.43	189,508	7.032	80.03	670	37.91	39.37
680 - 699	54	10,282,332	2.11	190,414	6.946	79.95	688	51.61	40.80
700 - 719	35	6,084,235	1.25	173,835	6.756	82.31	710	34.61	37.94
720 - 739	19	3,446,367	0.71	181,388	6.343	77.69	729	38.33	36.96
740 - 759	8	1,385,120	0.28	173,140	5.671	84.01	752	40.89	36.43
760 - 779	13	3,102,671	0.64	238,667	6.554	77.42	768	26.60	37.40
780 - 799	5	902,470	0.19	180,494	6.016	76.91	786	80.83	34.05
800 - 819	1	298,297	0.06	298,297	6.875	90.00	811	100.00	36.38
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	2,972	$ 487,672,348	100.00%	$ 164,089	7.353%	76.93%	598	64.42%	39.42%
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
25.00% or below	18	$ 1,585,539	0.33%	$ 88,085	7.417%	20.43%	592	33.59%	31.44%
25.01% - 30.00%	11	855,904	0.18	77,809	7.565	28.26	573	76.07	34.00
30.01% - 35.00%	15	1,634,453	0.34	108,964	7.257	33.05	609	43.28	34.20
35.01% - 40.00%	30	3,957,249	0.81	131,908	7.076	38.15	605	53.08	35.28
40.01% - 45.00%	45	6,121,277	1.26	136,028	7.637	42.45	595	53.75	35.65
45.01% - 50.00%	55	8,549,301	1.75	155,442	7.433	47.54	590	43.12	36.43
50.01% - 55.00%	79	13,133,135	2.69	166,242	7.605	52.87	590	52.17	39.10
55.01% - 60.00%	98	15,102,268	3.10	154,105	7.531	57.89	577	54.00	36.76
60.01% - 65.00%	190	30,447,035	6.24	160,248	7.932	63.36	574	66.49	40.47
65.01% - 70.00%	246	42,318,353	8.68	172,026	7.735	68.46	580	66.36	38.37
70.01% - 75.00%	331	57,691,284	11.83	174,294	7.125	73.69	589	59.12	40.00
75.01% - 80.00%	889	149,988,191	30.76	168,716	6.946	79.41	610	66.03	40.23
80.01% - 85.00%	284	45,946,820	9.42	161,785	7.445	84.04	583	69.21	39.21
85.01% - 90.00%	385	64,324,628	13.19	167,077	7.472	89.46	604	67.58	39.55
90.01% - 95.00%	220	33,502,962	6.87	152,286	7.645	94.69	609	79.60	38.91
95.01% - 100.00%	76	12,513,950	2.57	164,657	8.268	99.51	661	38.17	39.95
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	2,024	$ 314,166,143	64.42%	$ 155,220	7.359%	77.72%	588	100.00%	39.61%
Stated Documentation	744	137,318,227	28.16	184,568	7.465	76.06	617	0.00	38.92
No Documentation	91	15,542,862	3.19	170,801	6.796	70.09	636	0.00	0.00
Limited Documentation	61	10,915,865	2.24	178,949	7.423	77.77	598	0.00	40.28
No Ratio	22	4,172,258	0.86	189,648	6.587	75.95	638	0.00	0.00
No Income No Asset	20	3,870,306	0.79	193,515	6.753	70.83	630	0.00	0.00
Alternate Documentation	10	1,686,688	0.35	168,669	5.023	74.89	609	0.00	38.39
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	2,063	$ 343,425,297	70.42%	$ 166,469	7.374%	74.78%	589	66.51%	39.41%
Purchase	721	115,077,510	23.60	159,608	7.311	83.87	625	58.23	39.75
Refinance – Rate/Term	188	29,169,542	5.98	155,157	7.271	74.91	606	64.26	38.18
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	2,770	$ 462,222,117	94.78%	$ 166,867	7.339%	77.02%	596	65.56%	39.60%
Non-Owner Occupied	171	21,368,489	4.38	124,962	7.610	75.18	643	45.79	35.15
Second Home	31	4,081,742	0.84	131,669	7.571	76.37	623	33.29	40.90
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	2,232	$ 353,968,564	72.58%	$ 158,588	7.368%	76.72%	594	65.98%	39.19%
PUD	317	58,012,496	11.90	183,005	7.200	80.04	606	68.28	40.51
Condominium	168	27,240,971	5.59	162,149	7.307	77.43	610	60.92	39.38
2 Family	104	20,750,578	4.26	199,525	7.365	71.88	607	47.14	40.61
Townhouse	80	11,682,620	2.40	146,033	7.614	80.23	598	64.02	36.10
3 Family	30	7,198,952	1.48	239,965	7.238	74.71	623	51.50	43.45
4 Family	27	6,479,287	1.33	239,974	7.546	71.88	631	43.60	42.31
Condo - High Rise >8 floors	10	1,946,984	0.40	194,698	7.805	79.51	655	16.93	37.43
Co-Op	3	294,074	0.06	98,025	8.289	52.10	601	100.00	30.39
Condo - Low Rise <5 floors	1	97,822	0.02	97,822	6.500	55.78	631	0.00	33.50
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California	477	$ 98,716,646	20.24%	$ 206,953	6.904%	72.45%	607	55.62%	39.70%
Florida	257	37,277,569	7.64	145,049	7.475	79.27	606	62.34	38.59
New York	234	51,240,620	10.51	218,977	7.204	71.40	602	50.40	41.10
New Jersey	198	39,635,222	8.13	200,178	7.717	76.59	587	60.68	41.17
Maryland	138	24,529,888	5.03	177,753	7.473	76.34	581	69.02	42.10
Georgia	116	15,965,727	3.27	137,636	7.671	84.91	616	64.00	40.49
Virginia	113	17,875,469	3.67	158,190	7.454	78.06	587	73.12	38.36
Texas	112	13,104,345	2.69	117,003	7.980	84.47	598	70.01	37.68
Massachusetts	110	22,097,078	4.53	200,883	7.087	72.83	594	71.53	38.16
Michigan	104	12,742,840	2.61	122,527	7.428	81.85	591	69.93	38.15
Illinois	87	13,541,448	2.78	155,649	7.496	79.62	604	61.46	39.48
Pennsylvania	84	9,884,835	2.03	117,677	7.961	79.85	577	77.94	38.88
Connecticut	78	13,598,226	2.79	174,336	7.233	76.85	588	79.76	38.92
Ohio	72	8,014,346	1.64	111,310	7.503	77.91	593	77.11	36.63
Nevada	63	12,114,112	2.48	192,287	7.292	78.73	608	62.69	40.02
Other	729	97,333,978	19.96	133,517	7.488	80.59	597	73.34	38.22
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
92392	7	$ 1,315,502	0.27%	$ 187,929	6.558%	78.59%	605	86.62%	40.41%
22193	7	1,276,513	0.26	182,359	7.659	78.48	565	100.00	37.82
92345	7	1,155,930	0.24	165,133	7.407	79.24	583	92.65	44.45
90650	6	1,506,065	0.31	251,011	7.078	70.83	579	50.72	42.13
92509	6	1,304,429	0.27	217,405	6.355	71.03	624	47.05	36.91
11717	6	1,240,468	0.25	206,745	7.777	71.74	584	42.78	39.08
11434	6	1,202,762	0.25	200,460	6.949	70.28	620	77.39	43.68
20002	6	1,189,652	0.24	198,275	7.689	76.97	590	71.85	41.25
94533	5	1,155,348	0.24	231,070	6.912	79.05	592	56.13	45.65
11741	5	1,119,628	0.23	223,926	7.713	58.71	569	58.15	35.54
Other	2,911	475,206,050	97.44	163,245	7.357	77.02	599	64.33	39.39
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
180 or less	82	$ 9,266,683	1.90%	$ 113,008	7.074%	66.71%	613	48.11%	37.03%
181 - 240	8	1,075,041	0.22	134,380	7.583	80.83	619	46.96	43.69
301 - 360	2,882	477,330,624	97.88	165,625	7.358	77.12	598	64.78	39.45
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15 YR Balloon	5	$ 411,431	0.08%	$ 82,286	8.318%	79.56%	583	100.00%	33.41%
15 YR Fixed	77	8,855,252	1.82	115,003	7.016	66.11	615	45.70	37.27
20 YR Fixed	8	1,075,041	0.22	134,380	7.583	80.83	619	46.96	43.69
30 YR Fixed	645	100,549,401	20.62	155,891	7.260	74.10	617	61.43	39.28
30 YR Fixed - 60M IO	11	2,450,787	0.50	222,799	5.922	61.56	745	13.55	30.55
1 YR CMT	2	349,449	0.07	174,724	6.386	86.84	636	0.00	28.72
2/6 MONTH LIBOR	1,729	282,347,771	57.90	163,301	7.654	77.93	583	69.75	39.61
2/6 MONTH LIBOR - 24M IO	88	18,381,320	3.77	208,879	6.726	84.54	658	50.97	41.05
3/1 YR CMT	108	19,082,206	3.91	176,687	7.165	78.28	595	65.35	39.60
3/1 YR CMT - 36M IO	45	8,964,952	1.84	199,221	6.023	79.54	634	41.64	38.89
3/1 YR LIBOR	12	2,519,636	0.52	209,970	4.549	76.40	599	70.51	39.55
3/6 MONTH LIBOR	123	18,633,393	3.82	151,491	7.101	75.12	594	70.03	37.36
3/6 MONTH LIBOR - 36M IO	21	3,857,840	0.79	183,707	6.257	77.95	644	28.83	40.14
5/1 YR CMT	24	4,934,744	1.01	205,614	6.012	73.80	632	25.02	38.47
5/1 YR CMT - 60M IO	39	8,253,990	1.69	211,641	6.084	76.01	631	54.81	39.30
5/1 YR LIBOR	14	2,819,119	0.58	201,366	5.371	73.58	616	45.01	36.12
5/6 MONTH LIBOR	3	594,449	0.12	198,150	6.827	75.53	631	0.00	49.98
5/6 MONTH LIBOR - 60M IO	15	2,848,280	0.58	189,885	6.251	78.98	635	38.85	40.07
6 MONTH LIBOR	2	470,836	0.10	235,418	8.110	80.00	560	55.88	44.38
7/1 YR LIBOR	1	272,451	0.06	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	989	$ 169,622,274	34.78%	$ 171,509	7.185%	76.41%	612	53.66%	39.42%
12	120	22,371,444	4.59	186,429	7.525	76.39	600	72.49	38.98
24	1,238	202,310,369	41.48	163,417	7.511	78.35	584	70.52	39.55
36	625	93,368,261	19.15	149,389	7.273	74.95	604	68.83	39.25
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	2	$ 372,739	0.10%	$ 186,369	7.706%	77.76%	539	100.00%	40.74%
1.500%	19	3,532,442	0.94	185,918	7.102	76.98	581	74.57	39.60
2.000%	17	3,364,814	0.90	197,930	4.746	77.62	607	67.53	36.32
3.000%	2,086	346,220,306	92.49	165,973	7.503	78.20	590	67.10	39.61
5.000%	96	19,723,034	5.27	205,448	6.001	75.36	630	42.62	38.76
6.000%	6	1,117,101	0.30	186,184	7.041	79.26	577	100.00	31.28
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.91%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	1,933	$ 319,749,404	85.42%	$ 165,416	7.542%	78.08%	588	68.31%	39.58%
1.500%	48	7,384,485	1.97	153,843	7.484	81.41	610	45.97	39.86
2.000%	245	47,196,547	12.61	192,639	6.375	77.26	615	53.56	39.04
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.000% or below	1	$ 166,427	0.04%	$ 166,427	7.125%	77.67%	553	0.00%	41.34%
2.001% - 2.500%	31	6,160,866	1.65	198,738	5.100	75.50	610	62.78	37.62
2.501% - 3.000%	185	36,479,609	9.75	197,187	6.063	77.30	636	38.41	39.25
3.001% - 3.500%	6	1,147,789	0.31	191,298	5.825	79.86	695	4.33	37.85
3.501% - 4.000%	4	861,902	0.23	215,476	6.970	85.80	655	15.38	43.21
4.001% - 4.500%	431	86,891,301	23.21	201,604	7.128	82.42	591	76.12	40.76
4.501% - 5.000%	536	80,238,316	21.44	149,698	7.458	82.19	592	69.89	40.29
5.001% - 5.500%	345	56,022,135	14.97	162,383	7.604	77.43	586	58.03	38.69
5.501% - 6.000%	204	31,380,957	8.38	153,828	7.647	74.55	585	55.07	39.23
6.001% - 6.500%	122	17,762,054	4.75	145,591	8.248	72.01	569	66.57	38.12
6.501% - 7.000%	194	32,542,848	8.69	167,747	8.497	68.69	576	78.69	38.47
7.001% - 7.500%	113	15,608,405	4.17	138,127	8.068	69.79	571	83.99	37.55
7.501% - 8.000%	54	9,067,827	2.42	167,923	7.527	78.45	505	71.63	38.85
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
9.501% - 10.000%	6	$ 1,001,590	0.27%	$ 166,932	4.722%	81.93%	615	62.83%	37.48%
10.001% - 10.500%	19	3,825,397	1.02	201,337	4.789	76.61	623	71.60	35.19
10.501% - 11.000%	29	5,668,148	1.51	195,453	5.197	72.57	641	60.39	37.29
11.001% - 11.500%	35	6,737,577	1.80	192,502	5.350	79.23	646	68.22	40.37
11.501% - 12.000%	164	32,929,802	8.80	200,791	5.847	75.55	623	71.28	39.41
12.001% - 12.500%	243	47,873,243	12.79	197,009	6.361	75.24	614	64.83	40.52
12.501% - 13.000%	361	65,645,814	17.54	181,844	6.815	77.59	599	69.58	39.86
13.001% - 13.500%	338	57,482,828	15.36	170,068	7.305	80.42	588	66.71	39.07
13.501% - 14.000%	351	57,257,180	15.30	163,126	7.799	82.17	579	66.39	39.54
14.001% - 14.500%	223	33,305,320	8.90	149,351	8.276	80.37	574	62.09	39.04
14.501% - 15.000%	200	27,900,756	7.45	139,504	8.729	80.67	575	52.78	38.71
15.001% - 15.500%	78	10,542,807	2.82	135,164	9.230	78.59	570	61.56	40.60
15.501% - 16.000%	70	8,613,147	2.30	123,045	9.649	70.77	564	62.45	39.46
16.001% - 16.500%	39	5,915,604	1.58	151,682	10.314	66.17	550	80.95	40.08
16.501% - 17.000%	32	4,411,858	1.18	137,871	10.815	67.40	532	73.14	39.77
17.001% - 17.500%	26	3,715,549	0.99	142,906	11.288	62.47	530	74.33	41.94
17.501% - 18.000%	8	894,403	0.24	111,800	11.802	61.85	522	75.13	36.37
18.001% - 18.500%	4	609,412	0.16	152,353	12.257	64.45	522	73.75	46.50
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	30	$ 5,983,106	1.60%	$ 199,437	5.014%	75.39%	612	61.67%	37.79%
2.501% - 3.000%	185	36,479,609	9.75	197,187	6.063	77.30	636	38.41	39.25
3.001% - 3.500%	6	1,147,789	0.31	191,298	5.825	79.86	695	4.33	37.85
3.501% - 4.000%	3	684,225	0.18	228,075	7.091	84.97	646	19.37	45.22
4.001% - 4.500%	417	84,388,709	22.54	202,371	7.095	82.40	592	76.32	40.92
4.501% - 5.000%	522	78,852,645	21.06	151,059	7.463	82.06	591	70.32	40.13
5.001% - 5.500%	332	53,059,422	14.17	159,818	7.665	77.49	583	58.89	38.74
5.501% - 6.000%	206	31,636,112	8.45	153,573	7.665	74.82	584	57.97	38.99
6.001% - 6.500%	130	18,701,436	5.00	143,857	8.037	71.74	577	63.26	37.86
6.501% - 7.000%	189	32,419,958	8.66	171,534	8.409	69.17	580	76.12	38.80
7.001% - 7.500%	124	17,966,120	4.80	144,888	8.000	71.43	578	77.63	37.89
7.501% - 8.000%	61	10,752,986	2.87	176,278	7.622	77.00	574	77.07	38.59
8.001% - 8.500%	6	679,732	0.18	113,289	9.645	78.53	589	46.58	42.68
8.501% - 9.000%	11	1,097,625	0.29	99,784	8.958	90.27	595	28.19	40.19
9.001% - 9.500%	1	71,851	0.02	71,851	9.300	90.00	703	0.00	35.38
12.501% - 13.000%	2	309,256	0.08	154,628	6.825	85.49	587	100.00	36.10
13.501% - 14.000%	1	99,855	0.03	99,855	7.625	70.42	581	100.00	46.47
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
October 2004	1	$ 263,102	0.07%	$ 263,102	8.000%	80.00%	533	100.00%	42.43%
January 2005	1	207,734	0.06	207,734	8.250	80.00	595	0.00	46.86
June 2005	1	185,049	0.05	185,049	7.625	90.00	524	100.00	34.10
August 2005	1	159,449	0.04	159,449	6.250	95.00	631	0.00	28.72
September 2005	1	190,000	0.05	190,000	6.500	80.00	640	0.00	0.00
October 2005	1	110,200	0.03	110,200	4.625	95.00	648	100.00	33.40
December 2005	1	248,201	0.07	248,201	6.625	69.25	536	100.00	45.00
January 2006	6	825,632	0.22	137,605	7.396	78.71	584	100.00	37.81
February 2006	11	2,097,320	0.56	190,665	6.676	79.98	602	86.46	40.09
March 2006	13	1,720,536	0.46	132,349	6.868	78.95	647	53.78	34.61
April 2006	45	7,157,193	1.91	159,049	7.102	78.33	596	64.99	37.50
May 2006	52	9,282,263	2.48	178,505	6.689	79.58	606	73.05	39.66
June 2006	196	32,704,639	8.74	166,860	7.048	77.50	587	76.48	38.07
July 2006	426	69,293,592	18.51	162,661	7.464	78.11	584	71.88	40.09
August 2006	442	71,461,944	19.09	161,679	7.772	78.10	583	70.58	40.43
September 2006	596	100,892,974	26.95	169,284	7.861	78.83	589	61.71	39.81
October 2006	27	4,749,550	1.27	175,909	8.431	76.86	565	67.91	37.23
February 2007	2	192,596	0.05	96,298	5.914	75.00	607	100.00	42.90
March 2007	10	1,707,066	0.46	170,707	4.921	78.44	592	79.62	35.79
April 2007	10	1,857,995	0.50	185,800	5.624	77.62	634	37.31	36.34
May 2007	31	5,058,787	1.35	163,187	6.853	72.92	602	87.89	35.71
June 2007	22	3,607,796	0.96	163,991	6.949	80.62	595	96.96	36.71
July 2007	47	8,526,248	2.28	181,410	7.014	77.27	594	67.33	38.59
August 2007	87	13,166,211	3.52	151,336	6.982	77.94	607	51.36	39.47
September 2007	91	17,174,572	4.59	188,732	6.773	77.40	609	49.08	40.65
October 2007	9	1,766,756	0.47	196,306	6.133	75.40	617	57.92	34.83
February 2009	2	343,275	0.09	171,637	5.858	87.84	608	100.00	38.25
March 2009	3	569,566	0.15	189,855	5.021	77.53	602	41.81	31.31
April 2009	3	498,962	0.13	166,321	5.351	86.65	619	38.08	40.61
May 2009	2	404,787	0.11	202,393	4.821	77.20	593	43.38	38.78
June 2009	2	202,738	0.05	101,369	5.594	88.01	718	0.00	43.48
July 2009	7	1,334,551	0.36	190,650	6.030	73.43	628	40.99	38.94
August 2009	34	7,273,730	1.94	213,933	6.096	74.03	631	45.92	38.91
September 2009	35	7,331,675	1.96	209,476	6.129	74.92	631	32.75	39.60
October 2009	7	1,491,300	0.40	213,043	5.995	78.11	633	60.24	36.57
April 2011	1	272,451	0.07	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

COLLATERAL SUMMARY

Statistics listed below and in the tables following are for the Group II Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

Scheduled Principal Balance:	$	220,449,112
Number of Mortgage Loans:		558
Average Scheduled Principal Balance:	$	395,070
Weighted Average Gross Coupon:		6.888%
Weighted Average Net Coupon:		6.378%
Weighted Average Original FICO Score:		625
Weighted Average Original LTV Ratio:		76.48%
Weighted Average Stated Remaining Term (months):		359
Weighted Average Seasoning (months):		1
Weighted Average Months to Next Adjustment Date[(1)]:		26
Weighted Average Gross Margin[(1)]:		4.961%
Weighted Average Initial Rate Cap[(1)]:		3.110%
Weighted Average Periodic Rate Cap[(1)]:		1.107%
Weighted Average Gross Maximum Lifetime Rate[(1)]:		13.038%
Weighted Average Gross Minimum Lifetime Rate[(1)]:		5.054%
Interest-Only Hybrid ARMs:		28.90%

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.



The Group II Mortgage Loans (Non-Conforming Loans)

Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
100,000 or below	8	$ 682,561	0.31%	$ 85,320	7.598%	76.15%	579	87.11%	36.34%
100,001 - 150,000	35	4,326,232	1.96	123,607	7.581	79.14	587	82.97	38.83
150,001 - 200,000	32	5,725,870	2.60	178,933	7.299	79.90	588	93.44	40.53
200,001 - 250,000	27	6,069,350	2.75	224,791	7.026	81.85	588	96.37	43.97
250,001 - 300,000	20	5,436,478	2.47	271,824	7.266	80.16	594	70.14	39.60
300,001 - 350,000	70	23,791,875	10.79	339,884	7.123	77.43	610	48.60	42.46
350,001 - 400,000	126	47,398,296	21.50	376,177	7.023	78.92	605	53.65	40.53
400,001 - 450,000	76	32,432,919	14.71	426,749	6.849	77.29	631	54.12	40.66
450,001 - 500,000	65	31,278,815	14.19	481,213	6.797	76.94	638	67.50	38.96
500,001 - 550,000	26	13,685,504	6.21	526,366	6.451	75.94	638	38.48	39.63
550,001 - 600,000	25	14,500,184	6.58	580,007	6.603	75.61	627	43.94	37.33
600,001 - 650,000	19	12,101,212	5.49	636,906	6.631	73.16	668	52.99	39.52
650,001 - 700,000	6	4,120,128	1.87	686,688	6.588	76.91	614	100.00	43.11
700,001 - 750,000	7	5,161,606	2.34	737,372	6.659	70.64	692	57.06	39.37
750,001 - 800,000	7	5,421,612	2.46	774,516	6.748	70.80	647	85.63	40.62
800,001 - 850,000	3	2,461,300	1.12	820,433	7.513	59.62	657	33.67	46.08
850,001 - 900,000	1	876,775	0.40	876,775	7.625	69.02	571	100.00	41.75
900,001 - 950,000	1	933,506	0.42	933,506	8.875	54.91	632	100.00	31.19
950,001 -1,000,000	3	2,994,889	1.36	998,296	5.500	56.98	724	66.61	25.68
1,000,001 or above	1	1,050,000	0.48	1,050,000	6.750	60.00	626	100.00	11.95
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
3.999% or below	1	$ 503,000	0.23%	$ 503,000	3.375%	75.64%	638	0.00%	34.97%
4.000% - 4.499%	1	600,000	0.27	600,000	4.250	80.00	650	100.00	19.93
4.500% - 4.999%	3	1,383,212	0.63	461,071	4.844	75.84	718	75.42	36.67
5.000% - 5.499%	10	4,937,376	2.24	493,738	5.250	67.11	709	50.10	34.62
5.500% - 5.999%	62	29,541,037	13.40	476,468	5.718	72.64	656	60.32	39.63
6.000% - 6.499%	95	40,397,010	18.32	425,232	6.205	74.47	663	63.41	39.25
6.500% - 6.999%	126	50,990,768	23.13	404,689	6.695	76.70	625	56.67	39.44
7.000% - 7.499%	90	32,160,490	14.59	357,339	7.194	79.29	605	66.07	42.62
7.500% - 7.999%	95	32,710,159	14.84	344,317	7.685	80.12	589	56.95	41.22
8.000% - 8.499%	29	10,101,769	4.58	348,337	8.156	80.02	593	54.50	41.58
8.500% - 8.999%	26	10,174,041	4.62	391,309	8.688	75.56	588	53.24	36.67
9.000% - 9.499%	10	3,235,134	1.47	323,513	9.090	77.49	553	49.70	40.58
9.500% - 9.999%	5	1,730,017	0.78	346,003	9.764	78.02	541	10.40	41.72
10.000% - 10.499%	3	1,259,181	0.57	419,727	10.181	70.80	533	100.00	44.98
10.500% - 10.999%	1	349,920	0.16	349,920	10.500	54.92	518	0.00	36.69
11.000% or above	1	376,000	0.17	376,000	11.250	80.00	521	0.00	39.15
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	2	$ 255,520	0.12%	$ 127,760	7.080%	80.00%	n/a	100.00%	26.69%
500 - 519	19	6,230,333	2.83	327,912	8.327	72.31	510	77.44	43.42
520 - 539	31	11,696,124	5.31	377,294	7.823	76.28	529	70.80	42.80
540 - 559	31	10,720,381	4.86	345,819	7.755	73.52	549	78.65	41.72
560 - 579	51	18,830,408	8.54	369,224	7.220	78.21	571	65.64	42.50
580 - 599	93	30,731,105	13.94	330,442	7.272	79.61	590	74.84	43.09
600 - 619	125	43,776,341	19.86	350,211	6.899	79.25	609	69.23	39.88
620 - 639	63	29,564,184	13.41	469,273	6.539	75.89	630	35.44	38.42
640 - 659	47	21,275,533	9.65	452,671	6.451	78.72	648	40.35	40.39
660 - 679	18	8,552,550	3.88	475,142	6.438	78.57	670	43.66	39.81
680 - 699	18	8,675,523	3.94	481,973	6.587	75.40	689	55.28	38.45
700 - 719	9	3,580,466	1.62	397,830	6.391	77.00	707	11.92	39.79
720 - 739	13	6,976,688	3.16	536,668	6.333	70.91	728	43.54	32.52
740 - 759	12	6,021,371	2.73	501,781	6.150	68.43	748	30.37	36.56
760 - 779	11	5,916,173	2.68	537,834	5.982	62.92	770	94.35	28.04
780 - 799	14	7,200,921	3.27	514,352	6.105	69.29	789	54.49	38.45
800 or above	1	445,491	0.20	445,491	5.375	47.66	806	100.00	38.16
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	558	$ 220,449,112	100.00%	$ 395,070	6.888%	76.48%	625	59.10%	40.03%
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
30.01% - 35.00%	2	$ 856,001	0.39%	$ 428,000	6.571%	34.14%	665	0.00%	43.04%
35.01% - 40.00%	2	1,822,453	0.83	911,227	6.970	38.82	684	54.78	22.16
40.01% - 45.00%	5	1,679,099	0.85	375,820	6.305	42.21	673	34.53	38.80
45.01% - 50.00%	4	1,762,115	0.80	440,529	6.373	48.33	724	71.91	39.81
50.01% - 55.00%	15	6,704,657	3.04	446,977	7.147	53.78	650	49.53	31.91
55.01% - 60.00%	18	7,697,230	3.49	427,624	6.687	58.09	640	64.95	32.84
60.01% - 65.00%	31	15,413,389	6.99	497,206	6.986	63.58	635	49.55	40.97
65.01% - 70.00%	49	20,285,528	9.20	413,990	6.714	68.73	626	53.56	39.16
70.01% - 75.00%	63	27,277,687	12.37	432,979	6.656	73.43	636	48.34	40.62
75.01% - 80.00%	208	78,997,171	35.83	379,794	6.723	79.41	623	64.17	40.54
80.01% - 85.00%	50	19,702,879	8.94	394,058	7.319	84.00	585	63.31	42.90
85.01% - 90.00%	72	25,889,335	11.74	359,574	7.126	89.62	614	63.71	41.32
90.01% - 95.00%	33	9,962,568	4.52	301,896	7.359	94.45	622	70.77	40.65
95.01% - 100.00%	6	2,199,000	1.00	366,500	8.661	100.00	673	30.20	37.79
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	345	$ 130,296,199	59.10%	$ 377,670	6.850%	77.36%	616	100.00%	40.68%
Stated Documentation	178	73,914,610	33.53	415,251	6.993	75.10	638	0.00	38.74
Alternate Documentation	3	902,874	0.41	300,958	7.014	72.57	555	0.00	38.36
No Ratio	5	2,438,514	1.11	487,703	6.464	70.55	693	0.00	0.00
Limited Documentation	18	8,118,915	3.68	451,051	7.253	79.32	606	0.00	41.71
No Income No Asset	5	2,383,000	1.08	476,600	5.605	75.88	640	0.00	34.97
No Documentation	4	2,395,000	1.09	598,750	6.074	69.16	684	0.00	0.00
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	315	$ 122,254,683	55.46%	$ 388,110	7.063%	75.92%	599	57.25%	41.33%
Purchase	190	71,760,522	32.55	377,687	6.816	80.01	644	64.98	39.07
Refinance – Rate/Term	53	26,433,907	11.99	498,753	6.272	69.44	691	51.72	36.37
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	543	$ 213,419,222	96.81%	$ 393,037	6.883%	76.54%	623	59.51%	40.16%
Second Home	6	2,851,849	1.29	475,308	7.446	80.35	664	16.51	37.23
Non-Owner Occupied	9	4,178,041	1.90	464,227	6.740	70.44	680	67.31	35.48
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	427	$ 168,580,101	76.47%	$ 394,801	6.838%	75.46%	625	58.14%	39.98%
Townhouse	6	2,017,410	0.92	336,235	7.122	78.85	600	70.23	41.11
Condominium	26	9,243,030	4.19	355,501	7.058	80.90	636	56.48	41.54
Condo - High Rise >8 floors	5	1,829,500	0.83	365,900	7.536	86.25	629	7.35	29.63
2 Family	13	5,899,195	2.68	453,784	6.973	80.43	630	71.06	43.45
3 Family	2	949,804	0.43	474,902	7.013	60.74	685	31.56	34.17
4 Family	3	2,141,886	0.97	713,962	6.218	69.24	707	69.65	31.73
PUD	76	29,788,187	13.51	391,950	6.917	80.36	613	65.58	40.52
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California	220	$ 97,562,022	44.26%	$ 443,464	6.736%	74.86%	635	62.31%	39.68%
New York	54	23,692,411	10.75	438,748	6.625	77.03	633	48.85	41.98
Massachusetts	38	13,680,812	6.21	360,021	7.038	74.95	591	83.80	39.88
Florida	36	11,030,900	5.00	306,414	6.924	76.42	618	49.24	38.65
New Jersey	33	14,464,014	6.56	438,303	7.067	75.00	627	50.47	40.85
Maryland	22	8,302,565	3.77	377,389	7.393	80.42	605	61.46	42.57
Virginia	19	7,460,042	3.38	392,634	6.634	79.47	601	63.15	41.45
Colorado	14	3,546,110	1.61	253,294	7.021	82.55	614	47.14	38.67
Georgia	14	3,096,485	1.40	221,177	7.778	83.30	599	49.10	40.62
Connecticut	12	4,303,504	1.95	358,625	6.748	73.32	604	67.24	39.38
Michigan	11	3,316,503	1.50	301,500	7.315	80.48	622	39.14	38.96
Illinois	10	4,028,521	1.83	402,852	8.082	83.69	601	60.93	41.49
Washington	9	3,612,548	1.64	401,394	6.021	79.78	663	50.87	43.08
Texas	7	2,869,848	1.30	409,978	7.456	85.17	646	58.14	32.09
Arizona	6	2,964,263	1.34	494,044	6.927	58.19	628	14.59	35.54
Other	53	16,518,565	7.49	311,671	7.260	81.20	608	61.43	39.46
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
07726	4	$ 1,727,978	0.78%	$ 431,995	7.212%	79.69%	578	53.64%	37.84%
94531	4	1,662,872	0.75	415,718	6.477	79.55	670	43.59	43.02
92886	3	1,448,213	0.66	482,738	6.012	67.03	622	65.47	34.03
94518	3	1,260,072	0.57	420,024	7.044	81.26	592	31.66	40.67
91342	3	1,156,690	0.52	385,563	6.430	75.48	636	100.00	48.11
11968	2	1,383,157	0.63	691,579	5.229	59.86	708	0.00	48.24
92104	2	1,184,000	0.54	592,000	6.705	79.73	640	100.00	47.91
94611	2	1,178,285	0.53	589,142	5.764	64.66	634	100.00	48.25
92612	2	1,144,861	0.52	572,430	7.588	75.81	600	100.00	43.06
91016	2	1,093,137	0.50	546,569	5.096	84.51	664	100.00	26.09
Other	531	207,209,847	93.99	390,226	6.920	76.59	624	58.66	39.96
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
301 - 360	558	$ 220,449,112	100.00%	$ 395,070	6.888%	76.48%	625	59.10%	40.03%
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
30 YR Fixed	83	$ 39,023,183	17.70%	$ 470,159	6.503%	70.46%	692	51.91%	37.59%
30 YR Fixed - 60M IO	19	8,819,871	4.00	464,204	6.051	67.78	750	64.61	32.85
1 YR CMT	1	519,431	0.24	519,431	5.500	80.00	620	100.00	49.90
2/6 MONTH LIBOR	232	95,175,810	43.17	410,241	7.268	77.68	588	62.64	40.80
2/6 MONTH LIBOR - 24M IO	142	45,174,702	20.49	318,132	7.058	80.21	622	67.35	42.20
3/1 YR CMT	7	2,957,589	1.34	422,513	6.415	78.16	638	36.25	40.02
3/1 YR CMT - 36M IO	10	4,739,500	2.15	473,950	5.734	77.32	637	21.78	30.39
3/6 MONTH LIBOR	23	6,763,560	3.07	294,068	7.027	76.89	588	66.18	41.36
3/6 MONTH LIBOR - 36M IO	14	5,109,140	2.32	364,939	6.274	77.85	617	49.57	41.34
5/1 YR CMT	6	3,076,170	1.40	512,695	6.006	76.55	631	38.33	37.08
5/1 YR CMT - 60M IO	13	5,295,609	2.40	407,355	5.974	79.21	639	46.43	37.61
5/6 MONTH LIBOR - 60M IO	6	2,888,430	1.31	481,405	5.923	73.41	641	21.58	45.36
6 MONTH LIBOR	1	403,117	0.18	403,117	7.625	80.00	544	100.00	45.90
6 MONTH LIBOR - 60M IO	1	503,000	0.23	503,000	3.375	75.64	638	0.00	34.97
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	199	$ 87,987,976	39.91%	$ 442,151	6.730%	73.77%	658	53.84%	38.24%
12	37	12,344,818	5.60	333,644	7.234	80.80	597	70.61	41.81
24	255	95,151,341	43.16	373,143	7.055	78.76	597	62.47	41.39
36	62	24,061,425	10.91	388,087	6.624	75.37	629	60.26	39.59
60	5	903,553	0.41	180,711	6.893	70.09	669	29.56	45.17
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	3	$ 1,048,730	0.61%	$ 349,577	5.638%	77.77%	591	52.04%	40.01%
1.500%	3	1,112,656	0.64	370,885	7.881	77.64	536	30.18	27.59
2.000%	1	519,431	0.30	519,431	5.500	80.00	620	100.00	49.90
3.000%	423	158,439,200	91.79	374,561	7.099	78.37	601	62.14	41.13
5.000%	25	11,260,209	6.52	450,408	5.970	77.00	637	37.84	39.32
6.000%	1	225,832	0.13	225,832	7.500	80.71	516	100.00	24.81
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	409	$ 152,856,770	88.56%	$ 373,733	7.141%	78.34%	600	63.02%	41.42%
1.500%	8	2,432,156	1.41	304,020	7.046	76.86	580	62.99	37.36
2.000%	39	17,317,132	10.03	444,029	5.920	77.98	635	37.46	36.60
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	3	$ 1,483,000	0.86%	$ 494,333	5.479%	80.95%	653	0.00%	38.05%
2.501% - 3.000%	48	22,596,047	13.09	470,751	5.833	75.51	643	32.57	39.01
3.501% - 4.000%	3	1,243,812	0.72	414,604	5.714	71.67	645	41.86	40.92
4.001% - 4.500%	85	33,446,187	19.38	393,485	6.887	81.23	596	75.79	42.60
4.501% - 5.000%	136	44,641,888	25.86	328,249	7.034	82.44	599	72.86	41.48
5.001% - 5.500%	71	32,748,243	18.97	461,243	7.320	75.04	605	45.06	41.16
5.501% - 6.000%	27	12,629,533	7.32	467,760	7.795	75.82	608	48.17	36.14
6.001% - 6.500%	23	8,269,492	4.79	359,543	7.159	76.07	591	62.44	43.26
6.501% - 7.000%	12	4,569,887	2.65	380,824	8.204	69.24	569	72.75	40.75
7.001% - 7.500%	3	1,591,744	0.92	530,581	7.051	75.87	580	62.48	33.40
7.501% - 8.000%	3	1,221,996	0.71	407,332	7.880	82.98	550	100.00	45.66
8.001% - 8.500%	25	4,929,076	2.86	197,163	7.545	74.90	555	87.08	39.91
8.501% - 9.000%	6	1,405,844	0.81	234,307	8.578	79.79	559	65.40	43.81
9.001% - 9.500%	10	1,772,494	1.03	177,249	8.096	73.80	558	100.00	40.95
10.501% - 11.000%	1	56,816	0.03	56,816	9.000	75.00	519	100.00	24.93
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
10.500% or below	1	$ 600,000	0.35%	$ 600,000	4.250%	80.00%	650	100.00%	19.93%
10.501% - 11.000%	2	883,213	0.51	441,606	4.827	80.00	682	61.50	29.25
11.001% - 11.500%	19	9,279,047	5.38	488,371	5.529	74.84	645	45.19	42.35
11.501% - 12.000%	49	21,717,921	12.58	443,223	5.859	76.21	619	66.58	42.37
12.001% - 12.500%	68	26,465,679	15.33	389,201	6.283	79.00	615	61.61	40.33
12.501% - 13.000%	92	35,365,431	20.49	384,407	6.804	77.42	608	64.19	41.16
13.001% - 13.500%	85	28,613,872	16.58	336,634	7.300	80.18	593	69.40	41.24
13.501% - 14.000%	75	26,372,354	15.28	351,631	7.760	81.65	593	53.44	41.20
14.001% - 14.500%	28	8,972,358	5.20	320,441	8.275	78.92	580	48.65	41.63
14.501% - 15.000%	23	9,186,454	5.32	399,411	8.759	73.97	585	52.56	35.90
15.001% - 15.500%	3	986,868	0.57	328,956	9.295	71.03	524	51.36	41.08
15.501% - 16.000%	6	2,127,979	1.23	354,663	9.592	77.33	537	45.94	47.62
16.001% - 16.500%	3	1,259,256	0.73	419,752	10.319	70.69	534	72.21	42.53
16.501% - 17.000%	1	399,625	0.23	399,625	9.750	64.00	501	0.00	25.53
17.001% - 17.500%	1	376,000	0.22	376,000	11.250	80.00	521	0.00	39.15
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	2	$ 863,000	0.50%	$ 431,500	4.835%	81.63%	635	0.00%	37.55%
2.501% - 3.000%	47	21,968,614	12.73	467,417	5.814	75.69	643	33.50	39.01
3.001% - 3.500%	1	620,000	0.36	620,000	6.375	80.00	678	0.00	38.74
3.501% - 4.000%	2	860,654	0.50	430,327	5.809	80.00	656	60.50	37.66
4.001% - 4.500%	81	31,960,264	18.52	394,571	6.907	81.77	596	76.98	42.39
4.501% - 5.000%	132	43,360,480	25.12	328,488	7.052	82.65	599	74.78	41.51
5.001% - 5.500%	69	31,616,119	18.32	458,205	7.305	74.76	604	46.68	41.27
5.501% - 6.000%	29	13,198,074	7.65	455,106	7.745	75.47	609	46.37	37.09
6.001% - 6.500%	23	9,262,067	5.37	402,699	7.005	73.29	598	46.11	43.09
6.501% - 7.000%	16	5,643,133	3.27	352,696	7.895	72.50	576	71.67	39.05
7.001% - 7.500%	6	2,526,834	1.46	421,139	7.173	81.12	590	64.17	35.72
7.501% - 8.000%	6	2,251,393	1.30	375,232	7.658	82.94	564	59.51	44.80
8.001% - 8.500%	25	5,056,033	2.93	202,241	7.446	72.97	553	93.49	40.80
8.501% - 9.000%	7	1,242,108	0.72	177,444	8.335	78.50	548	85.82	41.88
9.001% - 9.500%	8	1,486,892	0.86	185,861	7.988	74.83	565	100.00	42.12
9.501% - 10.000%	1	310,392	0.18	310,392	9.750	80.00	584	0.00	46.11
13.501% - 14.000%	1	380,000	0.22	380,000	7.750	54.83	534	0.00	44.58
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
December 2004	1	$ 403,117	0.23%	$ 403,117	7.625%	80.00%	544	100.00%	45.90%
March 2005	1	503,000	0.29	503,000	3.375	75.64	638	0.00	34.97
August 2005	1	519,431	0.30	519,431	5.500	80.00	620	100.00	49.90
December 2005	1	382,333	0.22	382,333	7.250	89.54	614	100.00	40.00
January 2006	1	345,201	0.20	345,201	5.500	90.00	639	100.00	45.14
February 2006	1	338,155	0.20	338,155	7.375	85.00	575	0.00	47.39
March 2006	3	732,224	0.42	244,075	7.623	80.01	570	75.95	47.59
April 2006	12	3,267,321	1.89	272,277	7.371	75.60	585	71.06	42.76
May 2006	13	5,543,782	3.21	426,445	6.200	78.52	641	48.31	41.75
June 2006	33	12,275,409	7.11	371,982	6.651	75.03	582	75.46	42.47
July 2006	67	27,630,245	16.01	412,392	7.205	76.86	598	61.16	40.46
August 2006	103	36,291,413	21.03	352,344	7.333	77.75	595	70.29	42.10
September 2006	129	49,589,103	28.73	384,412	7.353	80.55	602	58.04	40.53
October 2006	11	3,955,325	2.29	359,575	7.066	81.30	605	83.73	40.41
March 2007	1	89,584	0.05	89,584	8.750	89.90	599	100.00	48.07
April 2007	3	1,464,617	0.85	488,206	6.180	74.28	622	18.49	39.16
May 2007	8	1,651,297	0.96	206,412	7.456	78.59	582	87.93	44.13
June 2007	4	1,422,824	0.82	355,706	6.891	82.47	598	40.45	34.98
July 2007	3	1,027,268	0.60	342,423	6.734	81.63	614	100.00	34.65
August 2007	11	4,571,309	2.65	415,574	6.079	78.27	623	46.58	38.58
September 2007	20	8,163,970	4.73	408,199	6.309	75.63	618	42.69	39.95
October 2007	4	1,178,920	0.68	294,730	6.415	78.29	624	7.12	38.00
November 2007	1	401,563	0.23	401,563	6.625	63.57	627	0.00	29.77
April 2009	1	588,952	0.34	588,952	5.875	80.00	627	0.00	40.11
May 2009	1	543,213	0.31	543,213	4.875	80.00	650	100.00	21.34
June 2009	1	623,200	0.36	623,200	5.500	80.00	648	100.00	49.45
July 2009	5	2,080,454	1.21	416,091	6.301	70.85	628	33.27	40.60
August 2009	3	1,086,400	0.63	362,133	5.960	83.31	634	66.86	36.92
September 2009	10	4,580,426	2.65	458,043	5.977	77.43	641	22.21	40.65
October 2009	3	1,356,000	0.79	452,000	5.946	80.00	638	48.55	40.44
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

FOR ADDITIONAL INFORMATION PLEASE CALL:

DEUTSCHE BANK SECURITIES	
ABS Banking	
Nita Cherry	(212) 250-7773
Paul Vambutas	(212) 250-3163
Elton Wells	(212) 250-5225
Brian Haklisch	(212) 250-8745
Daniel Murray	(212) 250-0864
ABS Structuring	
Marina Tukhin (Bonds)	(212) 250-2250
Bill Yeung (Bonds)	(212) 250-6893
Timur Otunchiev (Collateral)	(212) 250-7869
Erica Pak (Collateral)	(212) 250-2247
ABS Syndicate & Trading	
Brian Wiele	(212) 250-7730
Greg Lippmann	(212) 250-7730
Rocky Kurita	(212) 250-7730

RATING AGENCIES		
Moody's Investors Service		
Joseph Grohotolski	Tel:	(212) 553-4619
	Email:	joseph.grohotolski@moodys.com
Standard & Poors		
Venkat Veerubhotla	Tel:	(212) 438-6612
	Email:	venkat_veerubhotla@standardpoors.com
Fitch Ratings		
Kei Ishidoya	Tel:	(212) 908-0238
	Email:	kei.ishidoya@fitchratings.com

For structural runs and/or .cdi file requests, please contact Marina Tukhin at:

marina.tukhin@db.com

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

```
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```

Job : 209
Date: 9/22/2004
Time: 10:25:02 AM

$[406,638,000]

(APPROXIMATE)


IndyMac Bank
SM

(SELLER & MASTER SERVICER)

Home Equity Mortgage Loan Asset-Backed Trust Series SPMD 2004-B

IndyMac ABS, Inc.

(DEPOSITOR)

September 20, 2004

Deutsche Bank

RBS Greenwich Capital

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller and Master Servicer"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller and Master Servicer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

IndyMac ABS, Inc.

$[406,638,000] (APPROXIMATE OFFERED CERTIFICATES)

Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2004-B

Structure Overview

Class[1][2]	Initial Certificate Principal Balance ($)[3]	Certificate Type	Expected WAL (years)[4][5] Call / Maturity	Expected Principal Window[4][5] Start – Call – Maturity	Legal Final Maturity Date	Expected Ratings (S&P / Moody's / Fitch)
A-I[6,7]	562,362,000	FLT / SEN / PT	Not Offered Hereby			
A-II-1[7]	119,237,000	FLT / SEN / SEQ	0.78 / 0.78	10/04 – 04/06 – 04/06	November 2034	AAA / Aaa / AAA
A-II-2[7]	103,919,000	FLT / SEN / SEQ	3.00 / 3.00	04/06 – 07/10 – 07/10	November 2034	AAA / Aaa / AAA
A-II-3[7]	31,982,000	FLT / SEN / SEQ	6.94 / 8.71	07/10 – 12/11 – 01/21	November 2034	AAA / Aaa / AAA
Classes A-II-1, A-II-2 and A-II-3 can be combined and offered as a single Pass-Through Certificate:						
A-II[7]	255,138,000	FLT / SEN / PT	2.46 / 2.68	10/04 – 12/11 – 01/21	November 2034	AAA / Aaa / AAA
M-1[7,8]	27,500,000	FLT / MEZZ	4.96 / 5.49	02/08 – 12/11 – 01/18	November 2034	AA+ / Aa1 / AA+
M-2[7,8]	28,000,000	FLT / MEZZ	4.92 / 5.43	01/08 – 12/11 – 07/17	November 2034	AA / Aa2 / AA
M-3[7,8]	16,000,000	FLT / MEZZ	4.91 / 5.39	01/08 – 12/11 – 12/16	November 2034	AA / Aa3 / AA
M-4[7,8]	14,500,000	FLT / MEZZ	4.89 / 5.36	12/07 – 12/11 – 07/16	November 2034	[AA] / A1 / A
M-5[7,8]	14,500,000	FLT / MEZZ	4.88 / 5.33	12/07 – 12/11 – 02/16	November 2034	[AA] / A2 / A
M-6[7,8]	15,000,000	FLT / MEZZ	4.86 / 5.28	11/07 – 12/11 – 08/15	November 2034	[AA] / A3 / A
M-7[7,8]	13,000,000	FLT / MEZZ	4.86 / 5.23	11/07 – 12/11 – 01/15	November 2034	A / Baa1 / BBB+
M-8[7,8]	10,500,000	FLT / MEZZ	4.86 / 5.16	10/07 – 12/11 – 05/14	November 2034	A- / Baa2 / BBB
M-9[7,8]	10,000,000	FLT / MEZZ	4.84 / 5.06	10/07 – 12/11 – 09/13	November 2034	BBB+ / Baa3 / BBB-
M-10[7,8]	2,500,000	FLT / MEZZ	4.84 / 4.98	10/07 – 12/11 – 11/12	November 2034	BBB / NR / BBB-
Total	**$406,638,000**					

(1) The Class A-I Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-II Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates will be backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) The Class A-I Certificates are not offered hereby.

(7) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates will increase to *two times* each such Certificate's initial certificate margin and the certificate margin for each of the Class M Certificates will increase to *one-and-a-half times* each such Certificate's initial certificate margin.

(8) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	28% CPR

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Trust:	Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2004-B
Depositor:	IndyMac ABS, Inc.
Seller and Master Servicer:	IndyMac Bank F.S.B.
Co-Lead Underwriters:	Deutsche Bank Securities Inc. and Greenwich Capital Markets, Inc.
Co-Managers:	Morgan Stanley and UBS Securities LLC
Trustee and Custodian:	Deutsche Bank National Trust Company
Class A Certificates:	The Class A-I Certificates and Class A-II Certificates.
Class A-I Certificates:	The Class A-I Certificates.
Class A-II Certificates:	The Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates.
Offered Certificates:	The Class A-II Certificates and Class M Certificates.
Non-Offered Certificates:	The Class A-I Certificates.
Retained Certificates:	The Class C Certificates, Class P Certificates and Class R Certificates.
Expected Pricing Date:	On or about September [22], 2004
Expected Closing Date:	On or about September [30], 2004
Legal Final Maturity Date:	November 25, 2034. This date represents the Distribution Date occurring in the first month following the maturity date of the latest maturing Mortgage Loan.
Cut-off Date:	September 1, 2004
Record Date:	The close of business on the business day immediately preceding the related Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from September 1, 2004) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Certificates will initially settle flat (no accrued interest).

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Collateral:

Mortgage Loans:

On the Closing Date a pool of adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans") will be delivered to the trust. The Mortgage Loans will be separated into two groups. The "Group I Mortgage Loans" will have had principal balances at origination that conformed to Fannie Mae and Freddie Mac loan limits. The "Group II Mortgage Loans" will have had principal balances at origination that may or may not have conformed to *Fannie Mae and Freddie Mac loan limits.*

The information set forth herein, unless otherwise stated, is calculated as of the Cut-off Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of 3,530 Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $708,121,460. The Group I Mortgage Loans included in the Statistical Pool consist of approximately 2,972 Mortgage Loans totaling $487,672,348. The Group II Mortgage Loans included in the Statistical Pool consist of approximately 558 Mortgage Loans totaling $220,449,112.

Additional Mortgage Loans ("Additional Mortgage Loans", i.e., Mortgage Loans not part of the Statistical Pool) will be included in the trust on the Closing Date such that the aggregate scheduled principal balance of the Mortgage Loans delivered to the trust on the closing date will be approximately $850,000,000. In addition, certain Mortgage Loans contained in the Statistical Pool will be deleted from the final pool of Mortgage Loans included in the trust on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the final pool of Mortgage Loans delivered to the trust on the Closing Date are not expected to differ materially from the characteristics of the Statistical Pool described herein. The aggregate scheduled principal balance of the Group I Mortgage Loans included in the trust on the Closing Date is expected to be approximately $585,381,915. The aggregate scheduled principal balance of the Group II Mortgage Loans included in the trust on the Closing Date is expected to be approximately $264,618,085. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to each loan group of the trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.

The principal balances of the Mortgage Loans as of the Cut-off Date represent scheduled balances as of September 1, 2004.

Pre-Funding Accounts:

On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $102,522,659, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $47,477,341 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Interest Coverage Account:

On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Transaction Overview

Administrative Fees: The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of 0.010% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Servicing Advances: The Master Servicer will be required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer will be entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Optional Termination: The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMs Insurer, if any) will be permitted to purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate Cut-Off Date principal balance of the Mortgage Loans delivered on the Closing Date and (ii) the aggregate principal balance of the Subsequent Mortgage Loans as of their respective subsequent cut-off dates.

Minimum Denominations: $50,000 and integral multiples of $1 in excess thereof.

Taxation: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Société Anonyme or Euroclear System, on or about September [30], 2004 against payment therefore in immediately available funds.

ERISA Considerations: The Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, you should consult with counsel as to whether you can buy or hold an Offered Certificate.

SMMEA Eligibility: Once the balance in the Pre-Funding Accounts has been reduced to zero, the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class [M-4] Certificates, Class [M-5] Certificates and the Class [M-6] Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by one or more nationally recognized statistical rating organizations and, as such, will be legal investments for certain entities to the extent provided in SMMEA and applicable state laws.

The Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Credit Enhancement

Credit Enhancement:	1) Excess Spread 2) Overcollateralization ("OC") 3) Subordination In addition, the Class A-I Certificates, Class A-II Certificates and the Class M Certificates will have the benefit of two separate cap agreements provided by a cap provider.
Excess Spread:	The initial weighted average of the net mortgage rates of the Mortgage Loans will be greater than the weighted average of the Pass-Through Rates of the Class A Certificates and Class M Certificates, resulting in excess cash flow. The monthly Excess Spread table is available at the end of this term sheet.
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date plus any amounts in the Pre-Funding Accounts.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 3.10% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date plus amounts on deposit in the Pre-Funding Accounts on the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.20% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and (y) approximately $5,000,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.
Overcollateralization Reduction Amount:	For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Overcollateralization Increase Amount:	For any Distribution Date, will equal the lesser of (i) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (calculated for this purpose only assuming 100% of the principal remittance amount on such Distribution Date has been distributed and (ii) the Net Monthly Excess Cashflow for such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the Senior Interest Distribution Amount distributable to the Class A Certificates, (ii) the Interest Distribution Amount distributable to the Class M Certificates and (iii) the principal remittance amount.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Credit Enhancement

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) calculated after taking into account distributions of principal to the holders of certificates then entitled to distributions of principal on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period),.

CREDIT ENHANCEMENT PERCENTAGE

Certificate Class	Closing Date	After Stepdown Date
A	18.25%	36.50%
M-1	15.50%	31.00%
M-2	12.70%	25.40%
M-3	11.10%	22.20%
M-4	9.65%	19.30%
M-5	8.20%	16.40%
M-6	6.70%	13.40%
M-7	5.40%	10.80%
M-8	4.35%	8.70%
M-9	3.35%	6.70%
M-10	3.10%	6.20%

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in October 2007 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose without taking into account distributions of principal to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 36.50%.

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, equals or exceeds [41.50]% of the Credit Enhancement Percentage for the prior Distribution Date for the most senior class of Certificates then outstanding; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	2.75%
October 2008 through September 2009	4.50%
October 2009 through September 2010	5.75%
October 2010 through September 2011	6.50%
October 2011 and thereafter	6.75%

. is Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Interest

Pass-Through Rate:	The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the Net WAC Rate Cap for such Distribution Date.
Formula Rate:	The Formula Rate for each class of Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.
Interest Distribution Amount:	The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates.
Senior Interest Distribution Amount:	The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.
Interest Carry Forward Amount:	For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.
Expense Adjusted Net Mortgage Rate:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Interest Rate Corridor Contract:	Because the majority of the adjustable-rate Mortgage Loans accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Certificates are calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Because the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly. To mitigate the risk of such Basis Risk Shortfalls, the Certificates will have the benefit of an interest rate corridor contract. The notional schedule and strike rates for the corridor contract are available at the end of this term sheet.
Net WAC Rate Carryover Amount:	For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the undistributed portion of any such amounts from the prior Distribution Date and (ii) interest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed first, from any payments received under the corridor contract, and second from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the distribution of any Net WAC Rate Carryover Amount.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Interest

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-I Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-II Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current Certificate Principal Balance of the related Class A Certificates) of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Interest Payment Priority:

On each Distribution Date, interest collected or advanced on the Mortgage Loans will be distributed in the following order of priority:

(i) from interest related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates the Senior Interest Distribution Amount related to such Certificates and from interest related to the Group II Mortgage Loans, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, on a *pro rata* basis, the Senior Interest Distribution Amount related to such Certificates. Any interest related to a loan group remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the aggregate interest remaining, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iii) from the aggregate interest remaining, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(iv) from the aggregate interest remaining, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(v) from the aggregate interest remaining, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the aggregate interest remaining, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the aggregate interest remaining, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class;

(viii) from the aggregate interest remaining, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class;

(ix) from the aggregate interest remaining, to the holders of the Class M-8 Certificates the Interest Distribution Amount for such class;

(x) from the aggregate interest remaining, to the holders of the Class M-9 Certificates the Interest Distribution Amount for such class; and

(xi) from the aggregate interest remaining, to the holders of the Class M-10 Certificates the Interest Distribution Amount for such class.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Class A-I Principal Distribution Amount: The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [63.50]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $[3,439,523].

Class A-II Principal Distribution Amount: The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [63.50]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $[1,560,477].

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of principal to the Class A-I and Class A-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [69.00]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [74.60]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [77.80]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [80.70]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-5 Principal Distribution Amount	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [83.60]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-6 Principal Distribution Amount	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [86.60]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.
Class M-7 Principal Distribution Amount	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [89.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [91.30]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.30]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.80]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $5,000,000.

is Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, amounts collected in respect of principal on the Mortgage Loans will be distributed as follows:

(i) principal related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates until the Certificate Principal Balance thereof has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (ii) below, sequentially to the holders of each class of Class A-II Certificates after taking into account the distribution of principal related to the Group II Mortgage Loans already distributed, as described herein, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) principal related to the Group II Mortgage Loans, distributed *sequentially*, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates until the Certificate Principal Balance of each respective class has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-I Certificates after taking into account the distribution of the principal related to the Group I Mortgage Loans already distributed, as described herein, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, any principal remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any principal remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any principal remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, amounts collected or advanced in respect of principal will be distributed as follows:

(i) principal related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates, up to the Class A-I Principal Distribution Amount and principal related to the Group II Mortgage Loans, *sequentially* to the holders of each class of Class A-II Certificates, up to the Class A-II Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

(a) Any principal related to the Group I Mortgage Loans remaining undistributed will be distributed sequentially to the holders of each class of Class A-II Certificates after taking into account the distribution of the principal related to the Group II Mortgage Loans as described herein, up to an amount equal to the Class A-II Principal Distribution Amount remaining undistributed, until the Certificate Principal Balances thereof has been reduced to zero.

(b) Any principal related to the Group II Mortgage Loans remaining undistributed will be distributed to the holders of the Class A-I Certificates after taking into account the distribution of the principal related to the Group I Mortgage Loans as described herein, up to an amount equal to the Class A-I Principal Distribution Amount remaining undistributed, until the Certificate Principal Balance thereof has been reduced to zero.

(ii) to the holders of the Class M-1 Certificates, up to the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, up to the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, up to the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, up to the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, up to the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, up to the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, up to the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, up to the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, up to the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, up to the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class C Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, plus pre-funding, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount to be distributed as part of the principal distributions described above and allocated *pro rata* between the loan groups based on the amount of principal received from each loan group;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Payment of Principal

Monthly Excess Cashflow Distributions (cont'd):

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates; and

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the Corridor Contract; and

(xxiii) to the holders of the Class C Certificates, Class R Certificates and Class [illegible] Certificates as provided in the Pooling and Servicing Agreement.

This Structural Term Sheet, Collateral [illegible] and/or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

To Optional Termination

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
A-I	Avg Life	4.95	3.36	2.46	1.84	1.35
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
A-II-1	Avg Life	1.55	1.05	0.78	0.62	0.51
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
A-II-2	Avg Life	6.22	4.17	3.00	2.13	1.68
	First Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
	Last Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
A-II-3	Avg Life	13.71	9.41	6.94	5.42	3.42
	First Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

To Optional Termination (continued)

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
M-1	Avg Life	9.47	6.43	4.96	4.51	4.57
	First Payment Prd	Apr-09	Oct-07	Feb-08	Aug-08	Apr-09
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-2	Avg Life	9.47	6.43	4.92	4.35	4.42
	First Payment Prd	Apr-09	Oct-07	Jan-08	May-08	Nov-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-3	Avg Life	9.47	6.43	4.91	4.25	4.14
	First Payment Prd	Apr-09	Oct-07	Jan-08	Apr-08	Aug-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-4	Avg Life	9.47	6.43	4.89	4.20	4.00
	First Payment Prd	Apr-09	Oct-07	Dec-07	Mar-08	Jun-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-5	Avg Life	9.47	6.43	4.88	4.15	3.89
	First Payment Prd	Apr-09	Oct-07	Dec-07	Feb-08	Apr-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-6	Avg Life	9.47	6.43	4.86	4.11	3.80
	First Payment Prd	Apr-09	Oct-07	Nov-07	Jan-08	Mar-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-7	Avg Life	9.47	6.43	4.86	4.08	3.72
	First Payment Prd	Apr-09	Oct-07	Nov-07	Dec-07	Jan-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-8	Avg Life	9.47	6.43	4.86	4.06	3.67
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Jan-08
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-9	Avg Life	9.47	6.43	4.84	4.03	3.62
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09
M-10	Avg Life	9.47	6.43	4.84	4.03	3.62
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Dec-18	Jul-14	Dec-11	May-10	Apr-09

[1] This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

To Maturity

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
A-I	Avg Life	5.30	3.64	2.68	2.01	1.48
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Jul-31	Nov-25	Jan-21	Aug-17	Feb-15
A-II-1	Avg Life	1.55	1.05	0.78	0.62	0.51
	First Payment Prd	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
	Last Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
A-II-2	Avg Life	6.22	4.17	3.00	2.13	1.68
	First Payment Prd	Dec-07	Nov-06	Apr-06	Dec-05	Oct-05
	Last Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
A-II-3	Avg Life	16.58	11.68	8.71	6.80	4.40
	First Payment Prd	Apr-16	Jul-12	Jul-10	Mar-09	Mar-07
	Last Payment Prd	Jul-31	Nov-25	Jan-21	Aug-17	Feb-15

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Sensitivity Analysis

TO MATURITY (CONTINUED)

	FRM PPC	50%	75%	100%	125%	150%
Class	**ARM CPR**	**14%**	**21%**	**28%**	**35%**	**42%**
M-1	Avg Life	10.34	7.10	5.49	4.92	5.33
	First Payment Prd	Apr-09	Oct-07	Feb-08	Aug-08	May-09
	Last Payment Prd	Jul-28	May-22	Jan-18	Mar-15	Mar-13
M-2	Avg Life	10.31	7.08	5.43	4.75	4.74
	First Payment Prd	Apr-09	Oct-07	Jan-08	May-08	Nov-08
	Last Payment Prd	Nov-27	Sep-21	Jul-17	Oct-14	Nov-12
M-3	Avg Life	10.29	7.06	5.39	4.63	4.45
	First Payment Prd	Apr-09	Oct-07	Jan-08	Apr-08	Aug-08
	Last Payment Prd	Jan-27	Dec-20	Dec-16	Apr-14	Jun-12
M-4	Avg Life	10.26	7.03	5.36	4.57	4.29
	First Payment Prd	Apr-09	Oct-07	Dec-07	Mar-08	Jun-08
	Last Payment Prd	Jun-26	Jun-20	Jul-16	Dec-13	Mar-12
M-5	Avg Life	10.22	7.00	5.33	4.50	4.17
	First Payment Prd	Apr-09	Oct-07	Dec-07	Feb-08	Apr-08
	Last Payment Prd	Nov-25	Nov-19	Feb-16	Aug-13	Nov-11
M-6	Avg Life	10.17	6.96	5.28	4.43	4.05
	First Payment Prd	Apr-09	Oct-07	Nov-07	Jan-08	Mar-08
	Last Payment Prd	Feb-25	Apr-19	Aug-15	Mar-13	Aug-11
M-7	Avg Life	10.10	6.90	5.23	4.36	3.94
	First Payment Prd	Apr-09	Oct-07	Nov-07	Dec-07	Jan-08
	Last Payment Prd	Mar-24	Jun-18	Jan-15	Oct-12	Mar-11
M-8	Avg Life	10.00	6.82	5.16	4.30	3.85
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Jan-08
	Last Payment Prd	Feb-23	Aug-17	May-14	Mar-12	Oct-10
M-9	Avg Life	9.85	6.71	5.06	4.20	3.75
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Dec-21	Oct-16	Sep-13	Sep-11	May-10
M-10	Avg Life	9.72	6.61	4.98	4.14	3.70
	First Payment Prd	Apr-09	Oct-07	Oct-07	Nov-07	Dec-07
	Last Payment Prd	Aug-20	Sep-15	Nov-12	Feb-11	Nov-09

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Interest Rate Corridor Notional Schedule (Group I Certificates)

Period	Group I Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	-	-	-
2	674,553,999	6.620	10.00
3	659,032,376	6.850	10.00
4	643,669,466	6.620	10.00
5	628,456,600	6.620	10.00
6	613,386,462	7.330	10.00
7	598,453,087	6.620	10.00
8	583,652,323	6.840	10.00
9	568,980,856	6.620	10.00
10	554,436,688	6.840	10.00
11	540,028,534	6.620	10.00
12	525,860,810	6.620	10.00
13	512,030,267	6.840	10.00
14	498,528,582	6.620	10.00
15	485,382,856	6.840	10.00
16	472,583,670	6.620	10.00
17	460,121,877	6.620	10.00
18	447,988,568	7.330	10.00
19	436,175,071	6.620	10.00
20	424,672,943	6.840	10.00
21	413,473,967	6.620	10.00
22	402,570,140	6.840	10.00
23	391,953,673	7.120	10.00
24	381,636,795	8.050	10.00
25	371,629,674	8.320	10.00
26	361,884,850	8.310	10.00
27	352,405,480	8.590	10.00
28	343,174,248	8.310	10.00
29	334,184,646	8.470	10.00
30	325,435,382	9.730	10.00
31	316,924,541	8.790	10.00
32	308,636,662	9.170	10.00
33	300,567,869	8.880	10.00
34	292,709,637	9.170	10.00
35	285,056,663	9.130	10.00
36	277,611,005	9.580	10.00
37	270,366,378	9.900	10.00
38	263,310,485	9.710	10.00
39	256,440,915	10.030	10.00
40	249,750,388	9.700	10.00
41	243,234,197	9.890	10.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Interest Rate Corridor Notional Schedule (Group II Certificates)

Period	Group II Notional Schedule	Cap Strike (%)	Cap Ceiling (%)
1	-	-	-
2	306,022,503	6.170	10.00
3	298,955,583	6.370	10.00
4	291,967,502	6.170	10.00
5	285,054,186	6.160	10.00
6	278,212,147	6.820	10.00
7	271,438,487	6.160	10.00
8	264,730,893	6.360	10.00
9	258,088,301	6.160	10.00
10	251,509,518	6.360	10.00
11	244,993,904	6.160	10.00
12	238,592,806	6.160	10.00
13	232,343,483	6.360	10.00
14	226,241,990	6.160	10.00
15	220,301,060	6.360	10.00
16	214,516,426	6.160	10.00
17	208,883,967	6.160	10.00
18	203,399,667	6.820	10.00
19	198,059,619	6.160	10.00
20	192,860,017	6.360	10.00
21	187,797,159	6.150	10.00
22	182,867,438	6.360	10.00
23	178,067,343	6.580	10.00
24	173,400,467	7.610	10.00
25	168,861,559	7.890	10.00
26	164,437,070	7.910	10.00
27	160,129,959	8.170	10.00
28	155,935,754	7.900	10.00
29	151,851,489	8.040	10.00
30	147,876,399	9.280	10.00
31	144,010,585	8.390	10.00
32	140,246,026	8.760	10.00
33	136,581,232	8.470	10.00
34	133,012,279	8.780	10.00
35	129,537,124	8.700	10.00
36	126,155,610	9.100	10.00
37	122,865,132	9.470	10.00
38	119,658,837	9.290	10.00
39	116,536,976	9.600	10.00
40	113,496,723	9.290	10.00
41	110,535,925	9.450	10.00

This Collateral Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Net WAC Rate Cap (%) for Group I Certificates

Period	NWC (1), (2), (3) (%)	Period	NWC (1), (2), (3) (%)	Period	NWC (1), (2), (3) (%)
1	-	35	10.00	69	10.58
2	10.00	36	10.00	70	10.93
3	10.00	37	10.00	71	10.57
4	10.00	38	10.00	72	10.58
5	10.00	39	10.03	73	10.93
6	10.00	40	10.00	74	10.57
7	10.00	41	10.00	75	10.92
8	10.00	42	10.90	76	10.56
9	10.00	43	10.20	77	10.56
10	10.00	44	10.63	78	11.68
11	10.00	45	10.29	79	10.54
12	10.00	46	10.62	80	10.89
13	10.00	47	10.31	81	10.53
14	10.00	48	10.39	82	10.88
15	10.00	49	10.74	83	10.52
16	10.00	50	10.41	84	10.52
17	10.00	51	10.75	85	10.86
18	10.00	52	10.40	86	10.51
19	10.00	53	10.42	87	10.85
20	10.00	54	11.53		
21	10.00	55	10.42		
22	10.00	56	10.77		
23	10.00	57	10.41		
24	10.00	58	10.78		
25	10.00	59	10.43		
26	10.00	60	10.57		
27	10.00	61	10.94		
28	10.00	62	10.61		
29	10.00	63	10.96		
30	10.00	64	10.60		
31	10.00	65	10.60		
32	10.00	66	11.73		
33	10.00	67	10.59		
34	10.00	68	10.94		

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Net WAC Rate Cap (%) for Group II Certificates

Period	NWC (1), (2), (3) (%)	Period	NWC (1), (2), (3) (%)	Period	NWC (1), (2), (3) (%)
1	-	35	10.00	69	10.17
2	10.00	36	10.00	70	10.50
3	10.00	37	10.00	71	10.15
4	10.00	38	10.00	72	10.17
5	10.00	39	10.00	73	10.50
6	10.00	40	10.00	74	10.16
7	10.00	41	10.00	75	10.49
8	10.00	42	10.46	76	10.15
9	10.00	43	9.79	77	10.14
10	10.00	44	10.22	78	11.22
11	10.00	45	9.88	79	10.13
12	10.00	46	10.21	80	10.46
13	10.00	47	9.91	81	10.11
14	10.00	48	9.94	82	10.44
15	10.00	49	10.30	83	10.10
16	10.00	50	9.98	84	10.09
17	10.00	51	10.31	85	10.42
18	10.00	52	9.98	86	10.08
19	10.00	53	9.98	87	10.41
20	10.00	54	11.06		
21	10.00	55	9.99		
22	10.00	56	10.32		
23	10.00	57	9.98		
24	10.00	58	10.31		
25	10.00	59	10.03		
26	10.00	60	10.15		
27	10.00	61	10.51		
28	10.00	62	10.20		
29	10.00	63	10.53		
30	10.00	64	10.19		
31	10.00	65	10.19		
32	10.00	66	11.28		
33	10.00	67	10.18		
34	10.00	68	10.51		

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Net WAC Rate Cap (%) for Class M Certificates

Period	NWC [1], [2], [3] (%)		Period	NWC [1], [2], [3] (%)		Period	NWC [1], [2], [3] (%)
1	-		35	10.00		69	10.45
2	10.00		36	10.00		70	10.79
3	10.00		37	10.00		71	10.44
4	10.00		38	10.00		72	10.45
5	10.00		39	10.02		73	10.79
6	10.00		40	10.00		74	10.44
7	10.00		41	10.00		75	10.79
8	10.00		42	10.77		76	10.43
9	10.00		43	10.07		77	10.43
10	10.00		44	10.50		78	11.54
11	10.00		45	10.16		79	10.41
12	10.00		46	10.50		80	10.76
13	10.00		47	10.18		81	10.40
14	10.00		48	10.25		82	10.74
15	10.00		49	10.60		83	10.39
16	10.00		50	10.27		84	10.38
17	10.00		51	10.61		85	10.72
18	10.00		52	10.27		86	10.37
19	10.00		53	10.28		87	10.71
20	10.00		54	11.39			
21	10.00		55	10.28			
22	10.00		56	10.63			
23	10.00		57	10.28			
24	10.00		58	10.63			
25	10.00		59	10.30			
26	10.00		60	10.44			
27	10.00		61	10.80			
28	10.00		62	10.48			
29	10.00		63	10.83			
30	10.00		64	10.47			
31	10.00		65	10.47			
32	10.00		66	11.59			
33	10.00		67	10.46			
34	10.00		68	10.80			

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

Excess Spread Table(1), (2)

Period	FWD 1ML (%)	FWD 6ML (%)	Static LIBOR (bp)	FWD LIBOR (bp)	Period	FWD 1ML (%)	FWD 6ML (%)	Static LIBOR (bp)	FWD LIBOR (bp)	Period	FWD 1ML (%)	FWD 6ML (%)	Static LIBOR (bp)	FWD LIBOR (bp)
1	1.8113	2.0800	421	421	35	4.1151	4.1807	419	322	69	5.0702	5.1834	411	303
2	1.9140	2.1781	438	428	36	4.1723	4.2078	416	329	70	5.0952	5.2042	419	318
3	2.0053	2.2682	445	426	37	4.0746	4.2265	423	354	71	5.1213	5.2275	411	300
4	2.0971	2.3543	437	409	38	4.1200	4.2715	412	333	72	5.1471	5.2473	411	303
5	2.2562	2.4400	437	393	39	4.1670	4.3169	423	346	73	5.1518	5.2658	419	321
6	2.3874	2.5105	459	407	40	4.2135	4.3638	417	328	74	5.1763	5.2913	411	302
7	2.3553	2.5763	436	382	41	4.2608	4.4067	417	328	75	5.1980	5.3126	419	317
8	2.4785	2.6482	443	379	42	4.3056	4.4559	433	364	76	5.2232	5.3357	411	296
9	2.5137	2.7021	435	365	43	4.3466	4.4957	418	329	77	5.2464	5.3592	411	296
10	2.5698	2.7644	442	370	44	4.3884	4.5187	426	343	78	5.2655	5.3801	435	354
11	2.6904	2.8326	435	347	45	4.4317	4.5419	418	323	79	5.2895	5.4021	411	296
12	2.7827	2.8849	434	338	46	4.4739	4.5627	426	335	80	5.3107	5.4090	419	313
13	2.7552	2.9316	441	351	47	4.5181	4.5832	418	317	81	5.3310	5.4150	411	292
14	2.8214	2.9986	433	333	48	4.5537	4.6039	418	320	82	5.3530	5.4201	419	308
15	2.8839	3.0607	440	338	49	4.4854	4.6184	426	342	83	5.3738	5.4257	411	289
16	2.9494	3.1246	432	320	50	4.5231	4.6547	418	324	84	5.3929	5.4298	411	289
17	3.0151	3.1898	432	313	51	4.5592	4.6920	425	336	85	5.3277	5.4323	419	313
18	3.0737	3.2515	454	342	52	4.5939	4.7254	418	316	86	5.3461	5.4509	411	293
19	3.1360	3.3145	431	301	53	4.6304	4.7597	417	316	87	5.3461	5.4509	419	310
20	3.1989	3.3808	438	306	54	4.6633	4.7954	441	369					
21	3.2587	3.4456	430	288	55	4.6961	4.8278	417	315					
22	3.3209	3.5146	437	294	56	4.7312	4.8529	425	330					
23	3.3825	3.5809	425	297	57	4.7652	4.8794	417	310					
24	3.4439	3.6462	423	341	58	4.7954	4.9015	425	324					
25	3.5359	3.7154	431	346	59	4.8289	4.9273	416	307					
26	3.5933	3.7711	421	341	60	4.8599	4.9489	413	313					
27	3.6562	3.8311	429	348	61	4.8450	4.9681	421	333					
28	3.7180	3.8947	420	329	62	4.8750	4.9976	412	315					
29	3.7746	3.9495	420	329	63	4.9040	5.0268	420	329					
30	3.8309	4.0088	443	378	64	4.9355	5.0547	412	308					
31	3.8880	4.0665	419	330	65	4.9647	5.0849	412	308					
32	3.9455	4.0976	426	342	66	4.9879	5.1101	435	364					
33	4.0051	4.1271	418	321	67	5.0156	5.1373	411	307					
34	4.0627	4.1563	426	331	68	5.0431	5.1613	419	324					

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers),less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, such amount multiplied by 12

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

COLLATERAL SUMMARY

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

Scheduled Principal Balance:	$ 708,121,460
Number of Mortgage Loans:	3,530
Average Scheduled Principal Balance:	$ 200,601
Weighted Average Gross Coupon:	7.208%
Weighted Average Net Coupon:	6.698%
Weighted Average Original FICO Score:	607
Weighted Average Original LTV Ratio:	76.79%
Weighted Average Stated Remaining Term (months):	356
Weighted Average Seasoning (months):	1
Weighted Average Months to Next Adjustment Date[(1)]:	26
Weighted Average Gross Margin[(1)]:	5.028%
Weighted Average Initial Rate Cap[(1)]:	3.096%
Weighted Average Periodic Rate Cap[(1)]:	1.127%
Weighted Average Gross Maximum Lifetime Rate[(1)]:	13.288%
Weighted Average Gross Minimum Lifetime Rate[(1)]:	5.101%
Interest-Only Hybrid ARMs:	14.97%

(1) ARM Loans only

- All references in the tables below to Weighted Average Debt-to-Income Ratio *exclude* zero values

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50,000 or less	139	$ 5,281,361	0.75%	$ 37,995	8.845%	69.24%	577	71.81%	32.52%
50,001 - 100,000	506	39,384,440	5.56	77,835	8.114	75.14	588	77.27	36.76
100,001 - 150,000	830	104,089,361	14.70	125,409	7.507	77.86	595	74.39	37.85
150,001 - 200,000	687	120,312,713	16.99	175,128	7.374	76.23	595	67.89	39.01
200,001 - 250,000	465	104,653,357	14.78	225,061	7.206	76.07	597	61.76	40.18
250,001 - 300,000	323	88,582,757	12.51	274,250	7.065	78.60	604	56.47	41.80
300,001 - 350,000	197	64,274,412	9.08	326,266	7.049	79.34	607	53.60	41.81
350,001 - 400,000	136	51,201,766	7.23	376,484	7.027	78.46	606	52.78	40.73
400,001 - 450,000	80	34,122,967	4.82	426,537	6.830	77.30	633	53.98	40.49
450,001 - 500,000	66	31,778,815	4.49	481,497	6.792	76.51	637	66.44	38.96
500,001 - 550,000	27	14,215,504	2.01	526,500	6.453	75.98	636	37.05	39.78
550,001 - 600,000	25	14,500,184	2.05	580,007	6.603	75.61	627	43.94	37.33
600,001 - 650,000	20	12,704,007	1.79	635,200	6.696	73.49	669	50.47	40.04
650,001 - 700,000	6	4,120,128	0.58	686,688	6.588	76.91	614	100.00	43.11
700,001 - 750,000	7	5,161,606	0.73	737,372	6.659	70.64	692	57.06	39.37
750,001 - 800,000	7	5,421,612	0.77	774,516	6.748	70.80	647	85.63	40.62
800,001 - 850,000	3	2,461,300	0.35	820,433	7.513	59.62	657	33.67	46.08
850,001 - 900,000	1	876,775	0.12	876,775	7.625	69.02	571	100.00	41.75
900,001 - 950,000	1	933,506	0.13	933,506	8.875	54.91	632	100.00	31.19
950,001 - 1,000,000	3	2,994,889	0.42	998,296	5.500	56.98	724	66.61	25.68
1,000,001 or above	1	1,050,000	0.15	1,050,000	6.750	60.00	626	100.00	11.95
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**30.61%**

Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
3.499% or below	1	$ 503,000	0.07%	$ 503,000	3.375%	75.64%	638	0.00%	34.97%
4.000% - 4.499%	6	1,483,782	0.21	247,297	4.259	77.74	656	93.20	30.43
4.500% - 4.999%	28	6,318,904	0.89	225,675	4.694	77.31	643	67.40	36.90
5.000% - 5.499%	52	12,781,253	1.80	245,793	5.246	71.90	676	62.79	37.27
5.500% - 5.999%	239	66,130,490	9.34	276,697	5.736	73.11	645	65.62	39.48
6.000% - 6.499%	363	92,561,320	13.07	254,990	6.209	73.97	641	61.20	39.56
6.500% - 6.999%	680	153,638,100	21.70	225,938	6.708	76.40	617	61.89	39.75
7.000% - 7.499%	555	112,011,358	15.82	201,822	7.190	78.28	597	65.43	40.29
7.500% - 7.999%	601	112,016,682	15.82	186,384	7.700	80.12	585	61.30	39.82
8.000% - 8.499%	311	51,453,960	7.27	165,447	8.172	81.02	582	64.45	39.39
8.500% - 8.999%	312	47,893,076	6.76	153,503	8.684	78.95	579	57.00	38.67
9.000% - 9.499%	130	18,067,749	2.55	138,983	9.161	78.63	572	57.07	39.62
9.500% - 9.999%	96	12,286,823	1.74	127,988	9.686	72.66	562	57.84	40.06
10.000% - 10.499%	48	6,731,538	0.95	140,240	10.184	69.98	554	75.72	39.97
10.500% - 10.999%	50	6,693,440	0.95	133,869	10.637	66.37	532	76.98	39.11
11.000% - 11.499%	33	4,871,329	0.69	147,616	11.187	63.73	533	67.72	42.29
11.500% - 11.999%	19	2,001,345	0.28	105,334	11.708	60.34	524	88.89	36.52
12.000% - 12.499%	5	649,700	0.09	129,940	12.241	64.48	522	75.37	44.99
13.000% or above	1	27,612	0.00	27,612	13.000	65.00	530	100.00	[illegible]
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	8	$ 1,078,851	0.15%	$ 134,856	7.075%	81.11%	n/a	79.78%	38.39%
500 - 519	222	38,552,944	5.44	173,662	8.500	71.37	510	83.34	41.33
520 - 539	264	47,521,984	6.71	180,008	8.385	72.37	530	79.85	41.24
540 - 559	361	60,721,500	8.58	168,204	7.915	75.28	550	81.10	40.13
560 - 579	417	76,828,770	10.85	184,242	7.470	77.30	570	69.00	38.98
580 - 599	531	96,868,994	13.68	182,427	7.327	78.25	589	74.38	40.76
600 - 619	520	108,620,501	15.34	208,886	6.980	78.99	609	69.71	39.61
620 - 639	599	125,069,677	17.66	208,797	6.678	76.45	629	41.52	38.93
640 - 659	263	58,383,648	8.24	221,991	6.728	80.40	647	48.74	39.75
660 - 679	132	30,156,467	4.26	228,458	6.863	79.62	670	39.54	39.49
680 - 699	72	18,957,854	2.68	263,304	6.781	77.87	688	53.29	39.75
700 - 719	44	9,664,701	1.36	219,652	6.621	80.34	709	26.21	38.64
720 - 739	32	10,423,055	1.47	325,720	6.336	73.15	728	41.82	33.93
740 - 759	20	7,406,491	1.05	370,325	6.061	71.34	748	32.34	36.53
760 - 779	24	9,018,844	1.27	375,785	6.178	67.91	769	71.04	31.00
780 - 799	19	8,103,391	1.14	426,494	6.095	70.14	788	57.43	38.04
800 or above	2	743,787	0.11	371,894	5.977	64.64	808	100.00	37.45
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	3,530	$ 708,121,460	100.00%	$ 200,601	7.208%	76.79%	607	62.77%	39.61%
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
25.00% or below	18	$ 1,585,539	0.22%	$ 88,085	7.417%	20.43%	592	33.59%	31.44%
25.01% - 30.00%	11	855,904	0.12	77,809	7.565	28.26	573	76.07	34.00
30.01% - 35.00%	17	2,490,454	0.35	146,497	7.021	33.43	628	28.40	37.37
35.01% - 40.00%	32	5,779,703	0.82	180,616	7.043	38.36	630	53.61	30.84
40.01% - 45.00%	50	8,000,377	1.13	160,008	7.324	42.39	613	49.24	36.33
45.01% - 50.00%	59	10,311,415	1.46	174,770	7.252	47.67	613	48.04	37.07
50.01% - 55.00%	94	19,837,792	2.80	211,040	7.450	53.18	610	51.27	36.50
55.01% - 60.00%	116	22,799,498	3.22	196,547	7.246	57.96	598	57.69	35.39
60.01% - 65.00%	221	45,860,424	6.48	207,513	7.614	63.44	594	60.80	40.64
65.01% - 70.00%	295	62,603,880	8.84	212,217	7.404	68.55	595	62.21	38.63
70.01% - 75.00%	394	84,968,971	12.00	215,657	6.974	73.61	604	55.66	40.19
75.01% - 80.00%	1,097	228,985,362	32.34	208,738	6.869	79.41	614	65.39	40.36
80.01% - 85.00%	334	65,649,699	9.27	196,556	7.407	84.03	584	67.44	40.32
85.01% - 90.00%	457	90,213,963	12.74	197,405	7.372	89.51	607	66.47	40.05
90.01% - 95.00%	253	43,465,530	6.14	171,801	7.579	94.63	612	77.58	39.31
95.01% - 100.00%	82	14,712,950	2.08	179,426	8.327	99.59	663	36.98	39.63
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	2,369	$ 444,462,342	62.77%	$ 187,616	7.210%	77.62%	596	100.00%	39.93%
Stated Documentation	922	211,232,837	29.83	229,103	7.300	75.72	624	0.00	38.86
Limited Documentation	79	19,034,780	2.69	240,947	7.351	78.43	601	0.00	40.89
No Documentation	95	17,937,862	2.53	188,820	6.700	69.97	642	0.00	0.00
No Ratio	27	6,610,772	0.93	244,843	6.542	73.95	658	0.00	0.00
No Income No Asset	25	6,253,306	0.88	250,132	6.316	72.75	633	0.00	34.97
Alt Documentation	13	2,589,562	0.37	199,197	5.717	74.08	590	0.00	38.38
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	2,378	$ 465,679,980	65.76%	$ 195,828	7.292%	75.08%	592	64.08%	39.92%
Purchase	911	186,838,032	26.39	205,091	7.121	82.39	632	60.82	39.48
Refinance – Rate/Term	241	55,603,449	7.85	230,720	6.796	72.31	646	58.30	37.34
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	3,313	$ 675,641,339	95.41%	$ 203,936	7.195%	76.87%	605	63.65%	39.78%
Non-Owner Occupied	180	25,546,530	3.61	141,925	7.468	74.40	649	49.31	35.21
Second Home	37	6,933,591	0.98	187,394	7.520	78.01	640	26.38	39.24
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	2,659	$ 522,548,665	73.79%	$ 196,521	7.207%	76.32%	604	63.45%	39.45%
Townhouse	86	13,700,030	1.93	159,303	7.541	80.03	599	64.93	36.87
Condominium	194	36,484,002	5.15	188,062	7.244	78.31	617	59.80	39.93
Condo - Low Rise <5 floors	1	97,822	0.01	97,822	6.500	55.78	631	0.00	23.50
Condo - High Rise >8 floors	15	3,776,484	0.53	251,766	7.675	82.77	642	12.29	33.65
2 Family	117	26,649,773	3.76	227,776	7.278	73.77	612	52.44	41.28
3 Family	32	8,148,756	1.15	254,649	7.211	73.08	630	49.18	42.22
4 Family	30	6,621,172	1.22	287,372	7.216	71.23	650	50.07	39.47
Co-Op	3	294,074	0.04	98,025	8.289	52.10	601	100.00	30.39
PUD	393	87,800,683	12.40	223,411	7.104	80.15	608	67.37	40.51
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California	697	$ 196,278,668	27.72%	$ 281,605	6.821%	73.65%	621	58.94%	39.69%
Florida	293	48,308,469	6.82	164,875	7.349	78.62	609	59.35	38.60
New York	288	74,933,031	10.58	260,184	7.021	73.18	612	49.91	41.38
New Jersey	231	54,099,236	7.64	234,196	7.543	76.16	598	57.95	41.08
Maryland	160	32,832,453	4.64	205,203	7.453	77.37	587	67.11	42.23
Massachusetts	148	35,777,889	5.05	241,742	7.068	73.64	593	76.22	38.81
Virginia	132	25,335,511	3.58	191,936	7.213	78.47	591	70.18	39.27
Georgia	130	19,062,212	2.69	146,632	7.688	84.65	613	61.58	40.51
Texas	119	15,974,194	2.26	134,237	7.886	84.59	607	67.87	36.66
Michigan	115	16,059,343	2.27	139,646	7.405	81.57	597	63.57	38.32
Illinois	97	17,569,969	2.48	181,134	7.631	80.55	603	61.33	39.98
Connecticut	90	17,901,730	2.53	198,908	7.116	76.00	592	76.75	39.04
Pennsylvania	86	10,388,285	1.47	120,794	7.949	80.42	578	79.01	38.54
Nevada	69	14,064,366	1.99	203,831	7.261	79.60	607	61.84	40.11
Washington	58	11,455,437	1.62	197,508	6.903	82.20	619	71.64	41.47
Other	817	118,080,669	16.68	144,530	7.447	79.69	600	69.31	38.05
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
91342	6	$ 1,922,763	0.27%	$ 320,460	6.461%	72.10%	621	72.09%	45.65%
92336	6	1,514,880	0.21	252,480	6.703	73.94	610	26.38	44.50
90650	6	1,506,065	0.21	251,011	7.078	70.83	579	50.72	42.13
11741	6	1,461,628	0.21	243,605	7.517	67.20	573	67.94	38.76
07726	5	2,037,978	0.29	407,596	7.142	79.66	574	60.69	37.04
10312	5	1,929,479	0.27	385,896	6.589	76.31	654	40.55	39.17
94531	5	1,762,389	0.25	352,478	6.393	76.72	666	46.78	42.60
95758	5	1,590,931	0.22	318,186	6.694	76.74	609	65.05	45.03
92688	4	1,480,411	0.21	370,103	7.108	75.37	610	69.13	48.62
92886	3	1,448,213	0.20	482,738	6.012	67.03	622	65.47	34.03
Other	3,479	691,466,723	97.65	198,754	7.219	76.86	606	62.92	39.56
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
180 or less	82	$ 9,266,683	1.31%	$ 113,008	7.074%	66.71%	613	48.11%	37.03%
181 - 240	8	1,075,041	0.15	134,380	7.583	80.83	619	46.96	43.69
301 - 360	3,440	697,779,736	98.54	202,843	7.209	76.92	606	62.99	39.63
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15 YR Balloon	5	$ 411,431	0.06%	$ 82,286	8.318%	79.56%	583	100.00%	33.41%
15 YR Fixed	77	8,855,252	1.25	115,003	7.016	66.11	615	45.70	37.27
20 YR Fixed	8	1,075,041	0.15	134,380	7.583	80.83	619	46.96	43.69
30 YR Fixed	728	139,572,584	19.71	191,721	7.048	73.08	638	58.76	38.78
30 YR Fixed - 60M IO	30	11,270,658	1.59	375,689	6.023	66.43	749	53.51	32.47
1 YR CMT	3	868,879	0.12	289,626	5.856	82.75	626	59.78	44.93
2/6 MONTH LIBOR	1,961	377,523,581	53.31	192,516	7.557	77.87	584	67.95	39.91
2/6 MONTH LIBOR - 24M IO	230	63,556,022	8.98	276,331	6.962	81.46	632	62.62	41.86
3/1 YR CMT	115	22,039,795	3.11	191,650	7.064	78.27	601	61.45	39.66
3/1 YR CMT - 36M IO	55	13,704,452	1.94	249,172	5.923	78.77	635	34.77	36.22
3/1 YR LIBOR	12	2,519,636	0.36	209,970	4.549	76.40	599	70.51	39.55
3/6 MONTH LIBOR	146	25,396,952	3.59	173,952	7.081	75.59	592	69.01	38.45
3/6 MONTH LIBOR - 36M IO	35	8,966,980	1.27	256,199	6.267	77.89	628	40.68	40.88
5/1 YR CMT	30	8,010,914	1.13	267,030	6.009	74.86	631	30.13	37.85
5/1 YR CMT - 60M IO	52	13,549,599	1.91	260,569	6.041	77.26	634	51.53	38.58
5/1 YR LIBOR	14	2,819,119	0.40	201,366	5.371	73.58	616	45.01	36.12
5/6 MONTH LIBOR	3	594,449	0.08	198,150	6.827	75.53	631	0.00	49.98
5/6 MONTH LIBOR - 60M IO	21	5,736,710	0.81	273,177	6.086	76.18	638	30.15	42.80
6 MONTH LIBOR	3	873,953	0.12	291,318	7.886	80.00	553	76.23	45.03
6 MONTH LIBOR - 60M IO	1	503,000	0.07	503,000	3.375	75.64	638	0.00	34.97
7/1 YR LIBOR	1	272,451	0.04	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	1,188	$ 257,610,250	36.38%	$ 216,844	7.030%	75.51%	628	53.72%	39.00%
12	157	34,716,261	4.90	221,123	7.422	77.96	599	71.82	39.99
24	1,493	297,461,710	42.01	199,238	7.365	78.48	588	67.94	40.14
36	687	117,429,686	16.58	170,931	7.140	75.04	609	67.08	39.32
60	5	903,553	0.13	180,711	6.893	70.09	669	29.56	45.17
TOTAL	**3,530**	**$ 708,121,460**	**100.00%**	**$ 200,601**	**7.208%**	**76.79%**	**607**	**62.77%**	**39.61%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	5	$ 1,421,468	0.26%	$ 284,294	6.180%	77.77%	577	64.61%	40.21%
1.500%	22	4,645,099	0.85	211,141	7.289	77.14	570	63.94	36.72
2.000%	18	3,884,245	0.71	215,791	4.847	77.94	609	71.88	38.23
3.000%	2,509	504,659,506	92.27	201,140	7.376	78.25	593	65.54	40.09
5.000%	121	30,983,243	5.66	256,060	5.989	75.95	632	40.89	38.98
6.000%	7	1,342,934	0.25	191,848	7.118	79.50	567	100.00	30.19
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	2,342	$ 472,606,174	86.41%	$ 201,796	7.412%	78.16%	592	66.60%	40.17%
1.500%	56	9,816,642	1.79	175,297	7.376	80.28	603	50.18	39.24
2.000%	284	64,513,679	11.80	227,161	6.253	77.45	620	49.24	38.38
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.000% or below	1	$ 166,427	0.03%	$ 166,427	7.125%	77.67%	553	0.00%	41.34%
2.001% - 2.500%	34	7,643,866	1.40	224,820	5.174	76.56	618	50.60	37.70
2.501% - 3.000%	233	59,075,656	10.80	253,544	5.975	76.61	639	36.18	39.16
3.001% - 3.500%	6	1,147,789	0.21	191,298	5.825	79.86	695	4.33	37.85
3.501% - 4.000%	7	2,105,714	0.39	300,816	6.228	77.46	649	31.02	41.86
4.001% - 4.500%	516	120,337,488	22.00	233,212	7.061	82.09	593	76.03	41.27
4.501% - 5.000%	672	124,880,204	22.83	185,834	7.307	82.28	595	70.95	40.72
5.001% - 5.500%	416	88,770,378	16.23	213,390	7.499	76.55	593	53.25	39.60
5.501% - 6.000%	231	44,010,489	8.05	190,522	7.689	74.92	591	53.09	38.34
6.001% - 6.500%	145	26,031,546	4.76	179,528	7.902	73.30	576	65.26	39.75
6.501% - 7.000%	206	37,112,736	6.79	180,159	8.461	68.75	575	77.96	38.75
7.001% - 7.500%	116	17,200,148	3.14	148,277	7.992	70.35	572	82.00	37.16
7.501% - 8.000%	57	10,289,822	1.88	180,523	7.569	78.90	581	75.00	39.65
8.001% - 8.500%	25	4,929,076	0.90	197,163	7.545	74.90	555	37.08	39.91
8.501% - 9.000%	6	1,405,844	0.26	234,307	8.578	79.79	559	65.40	43.81
9.001% - 9.500%	10	1,772,494	0.32	177,249	8.096	73.80	558	100.00	40.95
9.501% or above	1	56,816	0.01	56,816	9.000	75.00	519	100.00	24.93
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
9.501% - 10.000%	6	$ 1,001,590	0.18%	$ 166,932	4.722%	81.93%	615	62.83%	37.48%
10.001% - 10.500%	20	4,425,397	0.81	221,270	4.716	77.07	626	75.45	33.12
10.501% - 11.000%	31	6,551,361	1.20	211,334	5.147	73.57	646	60.54	36.12
11.001% - 11.500%	54	16,016,624	2.93	296,604	5.454	76.69	645	54.88	41.48
11.501% - 12.000%	213	54,647,724	9.99	256,562	5.852	75.81	622	69.42	40.60
12.001% - 12.500%	311	74,338,923	13.59	239,032	6.333	76.58	615	63.69	40.45
12.501% - 13.000%	453	101,011,245	18.47	222,983	6.811	77.53	602	67.69	40.32
13.001% - 13.500%	423	86,096,700	15.74	203,538	7.303	80.34	590	67.60	39.79
13.501% - 14.000%	426	83,629,534	15.29	196,313	7.787	82.00	583	62.31	40.07
14.001% - 14.500%	251	42,277,678	7.73	168,437	8.275	80.06	575	59.24	39.59
14.501% - 15.000%	223	37,087,210	6.78	166,310	8.736	79.01	577	52.72	38.02
15.001% - 15.500%	81	11,529,674	2.11	142,342	9.235	77.94	566	60.69	40.64
15.501% - 16.000%	76	10,741,127	1.96	141,331	9.637	72.07	558	59.18	41.08
16.001% - 16.500%	42	7,174,859	1.31	170,830	10.315	66.90	548	79.42	40.51
16.501% - 17.000%	33	4,811,483	0.88	145,803	10.727	67.12	529	67.07	38.58
17.001% - 17.500%	27	4,091,549	0.75	151,539	11.285	64.08	529	67.50	41.69
17.501% - 18.000%	8	894,403	0.16	111,800	11.802	61.85	522	75.13	36.37
18.001% - 18.500%	4	609,412	0.11	152,353	12.257	64.45	522	73.75	46.50
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	32	$ 6,846,106	1.25%	$ 213,941	4.992%	76.18%	615	53.90%	37.76%
2.501% - 3.000%	232	58,448,224	10.69	251,932	5.969	76.70	639	36.56	39.16
3.001% - 3.500%	7	1,767,789	0.32	252,541	6.018	79.91	689	2.81	38.22
3.501% - 4.000%	5	1,544,879	0.28	308,976	6.377	82.20	652	42.28	41.00
4.001% - 4.500%	498	116,348,973	21.27	233,632	7.044	82.23	593	76.50	41.33
4.501% - 5.000%	654	122,213,125	22.35	186,870	7.317	82.27	594	71.90	40.62
5.001% - 5.500%	401	84,675,541	15.48	211,161	7.530	76.47	591	54.33	39.68
5.501% - 6.000%	235	44,834,186	8.20	190,784	7.689	75.01	591	54.55	38.43
6.001% - 6.500%	153	27,963,502	5.11	182,768	7.695	72.25	584	57.58	39.51
6.501% - 7.000%	205	38,063,090	6.96	185,674	8.333	69.66	580	75.46	38.84
7.001% - 7.500%	130	20,492,955	3.75	157,638	7.898	72.62	580	75.97	37.62
7.501% - 8.000%	67	13,004,379	2.38	194,095	7.628	78.03	572	74.03	39.87
8.001% - 8.500%	31	5,735,765	1.05	185,025	7.707	73.63	557	87.94	41.02
8.501% - 9.000%	18	2,339,734	0.43	129,985	8.627	84.02	570	58.79	41.09
9.001% - 9.500%	9	1,558,742	0.28	173,194	8.048	75.52	571	95.39	41.81
9.501% - 10.000%	1	310,392	0.06	310,392	9.750	80.00	584	0.00	46.11
12.501% - 13.000%	2	309,256	0.06	154,628	6.825	85.49	587	100.00	36.10
13.501% - 14.000%	2	479,855	0.09	239,927	7.724	58.08	544	20.81	44.97
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
October 2004	1	$ 263,102	0.05%	$ 263,102	8.000%	80.00%	533	100.00%	42.43%
December 2004	1	403,117	0.07	403,117	7.625	80.00	544	100.00	45.90
January 2005	1	207,734	0.04	207,734	8.250	80.00	595	0.00	46.86
March 2005	1	503,000	0.09	503,000	3.375	75.64	638	0.00	34.97
June 2005	1	185,049	0.03	185,049	7.625	90.00	524	100.00	34.10
August 2005	2	678,879	0.12	339,440	5.676	83.52	623	76.51	44.93
September 2005	1	190,000	0.03	190,000	6.500	80.00	640	0.00	0.00
October 2005	1	110,200	0.02	110,200	4.625	95.00	648	100.00	33.40
December 2005	2	630,534	0.12	315,267	7.004	81.55	583	100.00	41.97
January 2006	7	1,170,833	0.21	167,262	6.837	82.04	600	100.00	39.97
February 2006	12	2,435,475	0.45	202,956	6.773	80.67	598	74.45	41.24
March 2006	16	2,452,760	0.45	153,298	7.094	79.27	624	60.40	38.82
April 2006	57	10,424,514	1.91	182,886	7.187	77.47	592	66.89	39.15
May 2006	65	14,826,045	2.71	228,093	6.506	79.18	619	63.80	40.35
June 2006	229	44,980,048	8.22	196,419	6.940	76.83	585	76.20	39.27
July 2006	493	96,923,837	17.72	196,600	7.390	77.75	588	68.83	40.20
August 2006	545	107,753,357	19.70	197,713	7.624	77.98	587	70.48	40.98
September 2006	725	150,482,077	27.51	207,561	7.694	79.40	594	60.50	40.04
October 2006	38	8,704,875	1.59	229,076	7.811	78.88	583	75.10	38.68
February 2007	2	192,596	0.04	96,298	5.914	75.00	507	100.00	42.90
March 2007	11	1,796,650	0.33	163,332	5.112	79.01	592	80.63	36.40
April 2007	13	3,322,612	0.61	255,586	5.869	76.15	628	29.01	37.63
May 2007	39	6,710,084	1.23	172,053	7.001	74.32	597	87.90	37.78
June 2007	26	5,030,620	0.92	193,485	6.933	81.14	596	80.98	36.22
July 2007	50	9,553,516	1.75	191,070	6.984	77.73	596	70.84	38.14
August 2007	98	17,737,519	3.24	180,995	6.750	78.03	611	50.13	39.22
September 2007	111	25,338,542	4.63	228,275	6.624	76.83	612	47.02	40.45
October 2007	13	2,945,676	0.54	226,590	6.246	76.55	620	37.59	36.10
November 2007	1	401,563	0.07	401,563	6.625	63.57	627	0.00	29.77
February 2009	2	343,275	0.06	171,637	5.858	87.84	608	100.00	38.25
March 2009	3	569,566	0.10	189,855	5.021	77.53	602	41.81	31.31
April 2009	4	1,087,914	0.20	271,979	5.635	83.05	623	17.46	40.34
May 2009	3	948,000	0.17	316,000	4.852	78.80	625	75.82	28.78
June 2009	3	825,938	0.15	275,313	5.523	81.97	665	75.45	47.99
July 2009	12	3,415,005	0.62	284,584	6.195	71.86	628	36.29	40.09
August 2009	37	8,360,130	1.53	225,949	6.079	75.24	632	48.65	38.59
September 2009	45	11,912,101	2.18	264,713	6.070	75.88	635	28.70	40.04
October 2009	10	2,847,300	0.52	284,730	5.971	79.01	635	54.68	38.12
April 2011	1	272,451	0.05	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**2,682**	**$ 546,936,494**	**100.00%**	**$ 203,929**	**7.275%**	**78.11%**	**595**	**64.26%**	**39.96%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

COLLATERAL SUMMARY

Statistics listed below and in the tables following are for the Group I Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

Scheduled Principal Balance:	$	487,672,348
Number of Mortgage Loans:		2,972
Average Scheduled Principal Balance:	$	164,089
Weighted Average Gross Coupon:		7.353%
Weighted Average Net Coupon:		6.843%
Weighted Average Original FICO Score:		598
Weighted Average Original LTV Ratio:		76.93%
Weighted Average Stated Remaining Term (months):		355
Weighted Average Seasoning (months):		1
Weighted Average Months to Next Adjustment Date[(1)]:		26
Weighted Average Gross Margin[(1)]:		5.059%
Weighted Average Initial Rate Cap[(1)]:		3.089%
Weighted Average Periodic Rate Cap[(1)]:		1.136%
Weighted Average Gross Maximum Lifetime Rate[(1)]:		13.404%
Weighted Average Gross Minimum Lifetime Rate[(1)]:		5.122%
Interest-Only Hybrid ARMs:		8.68%

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

Substantive Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
50,000 or less	139	$ 5,281,361	1.08%	$ 37,995	8.845%	69.24%	577	71.81%	32.52%
50,001 - 100,000	498	38,701,880	7.94	77,715	8.123	75.12	588	77.10	36.77
100,001 - 150,000	795	99,763,129	20.46	125,488	7.504	77.80	595	74.02	37.81
150,001 - 200,000	655	114,586,843	23.50	174,942	7.378	76.05	596	66.62	38.93
200,001 - 250,000	438	98,584,007	20.22	225,078	7.217	75.71	598	59.63	39.93
250,001 - 300,000	303	83,146,280	17.05	274,410	7.052	78.50	605	55.58	41.96
300,001 - 350,000	127	40,482,536	8.30	318,760	7.006	80.46	606	56.54	41.41
350,001 - 400,000	10	3,803,470	0.78	380,347	7.078	72.64	621	41.94	43.18
400,001 - 450,000	4	1,690,049	0.35	422,512	6.458	77.53	678	51.28	36.11
450,001 - 500,000	1	500,000	0.10	500,000	6.500	50.00	622	0.00	0.00
500,001 - 550,000	1	530,000	0.11	530,000	6.500	76.81	606	0.00	43.12
600,001 - 650,000	1	602,795	0.12	602,795	8.000	80.00	679	0.00	49.94
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.499% or below	5	$ 883,782	0.18%	$ 176,756	4.265%	76.21%	659	88.58%	37.55%
4.500% - 4.999%	25	4,935,692	1.01	197,428	4.651	77.72	622	65.15	36.96
5.000% - 5.499%	42	7,843,877	1.61	186,759	5.244	74.91	656	70.78	38.61
5.500% - 5.999%	177	36,589,453	7.50	206,720	5.751	73.49	636	69.89	39.35
6.000% - 6.499%	268	52,164,310	10.70	194,643	6.213	73.58	624	59.50	39.31
6.500% - 6.999%	554	102,647,332	21.05	185,284	6.715	76.26	613	64.48	39.92
7.000% - 7.499%	465	79,850,868	16.37	171,722	7.188	77.87	594	65.17	39.33
7.500% - 7.999%	506	79,306,523	16.26	156,732	7.706	80.12	584	63.09	39.23
8.000% - 8.499%	282	41,352,191	8.48	146,639	8.176	81.27	580	66.88	38.85
8.500% - 8.999%	286	37,719,035	7.73	131,885	8.683	79.86	576	58.01	39.20
9.000% - 9.499%	120	14,832,615	3.04	123,605	9.176	78.88	576	58.68	39.41
9.500% - 9.999%	91	10,556,806	2.16	116,009	9.673	71.78	565	65.61	39.78
10.000% - 10.499%	45	5,472,357	1.12	121,608	10.184	69.80	559	70.13	38.81
10.500% - 10.999%	49	6,343,520	1.30	129,460	10.645	67.00	533	81.23	39.25
11.000% - 11.499%	32	4,495,329	0.92	140,479	11.182	62.37	534	73.39	42.56
11.500% - 11.999%	19	2,001,345	0.41	105,334	11.708	60.34	524	88.39	36.52
12.000% - 12.499%	5	649,700	0.13	129,940	12.241	64.48	522	75.37	44.99
12.500% or above	1	27,612	0.01	27,612	13.000	65.00	530	100.00	45.39
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

Distribution by FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	6	$ 823,331	0.17%	$ 137,222	7.074%	81.45%	n/a	73.51%	42.02%
500 - 519	203	32,322,611	6.63	159,225	8.533	71.19	510	84.48	40.93
520 - 539	233	35,825,860	7.35	153,759	8.569	71.09	530	82.81	40.73
540 - 559	330	50,001,119	10.25	151,519	7.949	75.66	551	81.62	39.79
560 - 579	366	57,998,361	11.89	158,465	7.551	77.01	570	70.09	37.84
580 - 599	438	66,137,889	13.56	151,000	7.352	77.62	589	74.16	39.68
600 - 619	395	64,844,159	13.30	164,162	7.034	78.81	609	70.03	39.43
620 - 639	536	95,505,493	19.58	178,182	6.721	76.63	629	43.40	39.11
640 - 659	216	37,108,115	7.61	171,797	6.887	81.36	647	53.55	39.39
660 - 679	114	21,603,917	4.43	189,508	7.032	80.03	670	37.91	39.37
680 - 699	54	10,282,332	2.11	190,414	6.946	79.95	688	51.61	40.80
700 - 719	35	6,084,235	1.25	173,835	6.756	82.31	710	34.61	37.94
720 - 739	19	3,446,367	0.71	181,388	6.343	77.69	729	38.33	36.96
740 - 759	8	1,385,120	0.28	173,140	5.671	84.01	752	40.89	36.43
760 - 779	13	3,102,671	0.64	238,667	6.554	77.42	768	26.60	37.40
780 - 799	5	902,470	0.19	180,494	6.016	76.91	786	80.83	34.05
800 - 819	1	298,297	0.06	298,297	6.875	90.00	811	100.00	36.38
Total	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

Distribution by Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	2,972	$ 487,672,348	100.00%	$ 164,089	7.353%	76.93%	598	64.42%	39.42%
Total	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

Distribution by Original LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
25.00% or below	18	$ 1,585,539	0.33%	$ 88,085	7.417%	20.43%	592	33.59%	31.44%
25.01% - 30.00%	11	855,904	0.18	77,809	7.565	28.26	573	76.07	34.00
30.01% - 35.00%	15	1,634,453	0.34	108,964	7.257	33.05	609	43.28	34.20
35.01% - 40.00%	30	3,957,249	0.81	131,908	7.076	38.15	605	53.08	35.28
40.01% - 45.00%	45	6,121,277	1.26	136,028	7.637	42.45	595	53.75	35.65
45.01% - 50.00%	55	8,549,301	1.75	155,442	7.433	47.54	590	43.12	36.43
50.01% - 55.00%	79	13,133,135	2.69	166,242	7.605	52.87	590	52.17	39.10
55.01% - 60.00%	98	15,102,268	3.10	154,105	7.531	57.89	577	54.00	36.76
60.01% - 65.00%	190	30,447,035	6.24	160,248	7.932	63.36	574	66.49	40.47
65.01% - 70.00%	246	42,318,353	8.68	172,026	7.735	68.46	580	66.36	38.37
70.01% - 75.00%	331	57,691,284	11.83	174,294	7.125	73.69	589	59.12	40.00
75.01% - 80.00%	889	149,988,191	30.76	168,716	6.946	79.41	610	66.03	40.26
80.01% - 85.00%	284	45,946,820	9.42	161,785	7.445	84.04	583	69.21	39.21
85.01% - 90.00%	385	64,324,628	13.19	167,077	7.472	89.46	604	67.58	39.55
90.01% - 95.00%	220	33,502,962	6.87	152,286	7.645	94.69	609	79.60	38.91
95.01% - 100.00%	76	12,513,950	2.57	164,657	8.268	99.51	661	38.17	39.95
Total	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	2,024	$ 314,166,143	64.42%	$ 155,220	7.359%	77.72%	588	100.00%	39.61%
Stated Documentation	744	137,318,227	28.16	184,568	7.465	76.06	617	0.00	38.92
No Documentation	91	15,542,862	3.19	170,801	6.796	70.09	636	0.00	0.00
Limited Documentation	61	10,915,865	2.24	178,949	7.423	77.77	598	0.00	40.28
No Ratio	22	4,172,258	0.86	189,648	6.587	75.95	638	0.00	0.00
No Income No Asset	20	3,870,306	0.79	193,515	6.753	70.83	630	0.00	0.00
Alternate Documentation	10	1,686,688	0.35	168,669	5.023	74.89	609	0.00	38.39
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	2,063	$ 343,425,297	70.42%	$ 166,469	7.374%	74.78%	589	66.51%	39.41%
Purchase	721	115,077,510	23.60	159,608	7.311	83.87	625	58.23	39.75
Refinance – Rate/Term	188	29,169,542	5.98	155,157	7.271	74.91	606	64.26	38.18
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	2,770	$ 462,222,117	94.78%	$ 166,867	7.339%	77.02%	596	65.56%	39.60%
Non-Owner Occupied	171	21,368,489	4.38	124,962	7.610	75.18	643	45.79	35.15
Second Home	31	4,081,742	0.84	131,669	7.571	76.37	623	33.29	40.90
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	2,232	$ 353,968,564	72.58%	$ 158,588	7.368%	76.72%	594	65.98%	39.19%
PUD	317	58,012,496	11.90	183,005	7.200	80.04	606	68.28	40.51
Condominium	168	27,240,971	5.59	162,149	7.307	77.43	610	60.92	39.38
2 Family	104	20,750,578	4.26	199,525	7.365	71.88	607	47.14	40.61
Townhouse	80	11,682,620	2.40	146,033	7.614	80.23	598	64.02	36.10
3 Family	30	7,198,952	1.48	239,965	7.238	74.71	623	51.50	43.45
4 Family	27	6,479,287	1.33	239,974	7.546	71.88	631	43.60	42.31
Condo - High Rise >8 floors	10	1,946,984	0.40	194,698	7.805	79.51	655	16.93	37.43
Co-Op	3	294,074	0.06	98,025	8.289	52.10	601	100.00	30.39
Condo - Low Rise <5 floors	1	97,822	0.02	97,822	6.500	55.78	631	0.00	33.50
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

Distribution by State

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California	477	$ 98,716,646	20.24%	$ 206,953	6.904%	72.45%	607	55.62%	39.70%
Florida	257	37,277,569	7.64	145,049	7.475	79.27	606	62.34	38.59
New York	234	51,240,620	10.51	218,977	7.204	71.40	602	50.40	41.10
New Jersey	198	39,635,222	8.13	200,178	7.717	76.59	587	60.68	41.17
Maryland	138	24,529,888	5.03	177,753	7.473	76.34	581	69.02	42.10
Georgia	116	15,965,727	3.27	137,636	7.671	84.91	616	64.00	40.49
Virginia	113	17,875,469	3.67	158,190	7.454	78.06	587	73.12	38.36
Texas	112	13,104,345	2.69	117,003	7.980	84.47	598	70.01	37.68
Massachusetts	110	22,097,078	4.53	200,883	7.087	72.83	594	71.53	38.16
Michigan	104	12,742,840	2.61	122,527	7.428	81.85	591	69.93	38.15
Illinois	87	13,541,448	2.78	155,649	7.496	79.62	604	61.46	39.48
Pennsylvania	84	9,884,835	2.03	117,677	7.961	79.85	577	77.94	38.88
Connecticut	78	13,598,226	2.79	174,336	7.233	76.85	588	79.76	38.92
Ohio	72	8,014,346	1.64	111,310	7.503	77.91	593	77.11	36.63
Nevada	63	12,114,112	2.48	192,287	7.292	78.73	608	62.69	40.02
Other	729	97,333,978	19.96	133,517	7.488	80.59	597	73.34	38.22
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

Distribution by Zip Code

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
92392	7	$ 1,315,502	0.27%	$ 187,929	6.558%	78.59%	605	36.62%	40.41%
22193	7	1,276,513	0.26	182,359	7.659	78.48	565	100.00	37.82
92345	7	1,155,930	0.24	165,133	7.407	79.24	583	92.65	44.45
90650	6	1,506,065	0.31	251,011	7.078	70.63	579	50.72	42.13
92509	6	1,304,429	0.27	217,405	6.355	71.03	624	47.05	36.91
11717	6	1,240,468	0.25	206,745	7.777	71.74	584	42.78	39.08
11434	6	1,202,762	0.25	200,460	6.949	70.28	620	77.39	43.68
20002	6	1,189,652	0.24	198,275	7.689	76.97	590	71.85	41.25
94533	5	1,155,348	0.24	231,070	6.912	79.05	592	56.13	45.65
11741	5	1,119,628	0.23	223,926	7.713	58.71	569	53.15	35.54
Other	2,911	475,206,050	97.44	163,245	7.357	77.02	599	64.33	39.39
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

Distribution by Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
180 or less	82	$ 9,266,683	1.90%	$ 113,008	7.074%	66.71%	613	43.11%	37.03%
181 - 240	8	1,075,041	0.22	134,380	7.583	80.83	619	46.96	43.69
301 - 360	2,882	477,330,624	97.88	165,625	7.358	77.12	598	64.78	39.45
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15 YR Balloon	5	$ 411,431	0.08%	$ 82,286	8.318%	79.56%	583	100.00%	33.41%
15 YR Fixed	77	8,855,252	1.82	115,003	7.016	66.11	615	45.70	37.27
20 YR Fixed	8	1,075,041	0.22	134,380	7.583	80.83	619	46.96	43.69
30 YR Fixed	645	100,549,401	20.62	155,891	7.260	74.10	617	61.43	39.28
30 YR Fixed - 60M IO	11	2,450,787	0.50	222,799	5.922	61.56	745	13.55	30.55
1 YR CMT	2	349,449	0.07	174,724	6.386	86.84	636	0.00	28.72
2/6 MONTH LIBOR	1,729	282,347,771	57.90	163,301	7.654	77.93	583	69.75	39.61
2/6 MONTH LIBOR - 24M IO	88	18,381,320	3.77	208,879	6.726	84.54	658	50.97	41.05
3/1 YR CMT	108	19,082,206	3.91	176,687	7.165	78.28	595	65.35	39.60
3/1 YR CMT - 36M IO	45	8,964,952	1.84	199,221	6.023	79.54	634	41.64	38.89
3/1 YR LIBOR	12	2,519,636	0.52	209,970	4.549	76.40	599	70.51	39.55
3/6 MONTH LIBOR	123	18,633,393	3.82	151,491	7.101	75.12	594	70.03	37.36
3/6 MONTH LIBOR - 36M IO	21	3,857,840	0.79	183,707	6.257	77.95	644	28.89	40.14
5/1 YR CMT	24	4,934,744	1.01	205,614	6.012	73.80	632	25.02	38.47
5/1 YR CMT - 60M IO	39	8,253,990	1.69	211,641	6.084	76.01	631	54.81	39.30
5/1 YR LIBOR	14	2,819,119	0.58	201,366	5.371	73.58	616	45.01	36.12
5/6 MONTH LIBOR	3	594,449	0.12	198,150	6.827	75.53	631	0.00	49.98
5/6 MONTH LIBOR - 60M IO	15	2,848,280	0.58	189,885	6.251	78.98	635	38.85	40.07
6 MONTH LIBOR	2	470,836	0.10	235,418	8.110	80.00	560	55.88	44.38
7/1 YR LIBOR	1	272,451	0.06	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	989	$ 169,622,274	34.78%	$ 171,509	7.185%	76.41%	612	53.66%	39.42%
12	120	22,371,444	4.59	186,429	7.525	76.39	600	72.49	38.98
24	1,238	202,310,369	41.48	163,417	7.511	78.35	584	70.52	39.55
36	625	93,368,261	19.15	149,389	7.273	74.95	604	68.83	39.25
TOTAL	**2,972**	**$ 487,672,348**	**100.00%**	**$ 164,089**	**7.353%**	**76.93%**	**598**	**64.42%**	**39.42%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	2	$ 372,739	0.10%	$ 186,369	7.706%	77.76%	539	100.00%	40.74%
1.500%	19	3,532,442	0.94	185,918	7.102	76.98	581	74.57	39.60
2.000%	17	3,364,814	0.90	197,930	4.746	77.62	607	67.53	36.32
3.000%	2,086	346,220,306	92.49	165,973	7.503	78.20	590	67.10	39.61
5.000%	96	19,723,034	5.27	205,448	6.001	75.36	630	42.62	38.76
6.000%	6	1,117,101	0.30	186,184	7.041	79.26	577	100.00	31.28
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	1,933	$ 319,749,404	85.42%	$ 165,416	7.542%	78.08%	588	68.31%	39.58%
1.500%	48	7,384,485	1.97	153,843	7.484	81.41	610	45.97	39.86
2.000%	245	47,196,547	12.61	192,639	6.375	77.26	615	53.56	39.04
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.000% or below	1	$ 166,427	0.04%	$ 166,427	7.125%	77.67%	553	0.00%	41.34%
2.001% - 2.500%	31	6,160,866	1.65	198,738	5.100	75.50	610	62.78	37.62
2.501% - 3.000%	185	36,479,609	9.75	197,187	6.063	77.30	636	38.41	39.25
3.001% - 3.500%	6	1,147,789	0.31	191,298	5.825	79.86	695	4.33	37.85
3.501% - 4.000%	4	861,902	0.23	215,476	6.970	85.80	655	15.38	43.21
4.001% - 4.500%	431	86,891,301	23.21	201,604	7.128	82.42	591	76.12	40.76
4.501% - 5.000%	536	80,238,316	21.44	149,698	7.458	82.19	592	69.89	40.29
5.001% - 5.500%	345	56,022,135	14.97	162,383	7.604	77.43	586	58.03	38.69
5.501% - 6.000%	204	31,380,957	8.38	153,828	7.647	74.55	585	55.07	39.23
6.001% - 6.500%	122	17,762,054	4.75	145,591	8.248	72.01	569	66.57	38.12
6.501% - 7.000%	194	32,542,848	8.69	167,747	8.497	68.69	576	78.69	38.47
7.001% - 7.500%	113	15,608,405	4.17	138,127	8.088	69.79	571	83.99	37.55
7.501% - 8.000%	54	9,067,827	2.42	167,923	7.527	78.45	585	71.63	38.85
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY MAXIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
9.501% - 10.000%	6	$ 1,001,590	0.27%	$ 166,932	4.722%	81.93%	615	62.83%	37.48%
10.001% - 10.500%	19	3,825,397	1.02	201,337	4.789	76.61	623	71.60	35.19
10.501% - 11.000%	29	5,668,148	1.51	195,453	5.197	72.57	641	60.39	37.29
11.001% - 11.500%	35	6,737,577	1.80	192,502	5.350	79.23	646	68.22	40.37
11.501% - 12.000%	164	32,929,802	8.80	200,791	5.847	75.55	623	71.28	39.41
12.001% - 12.500%	243	47,873,243	12.79	197,009	6.361	75.24	614	64.83	40.52
12.501% - 13.000%	361	65,645,814	17.54	181,844	6.815	77.59	599	69.58	39.86
13.001% - 13.500%	338	57,482,828	15.36	170,068	7.305	80.42	588	66.71	39.07
13.501% - 14.000%	351	57,257,180	15.30	163,126	7.799	82.17	579	66.39	39.54
14.001% - 14.500%	223	33,305,320	8.90	149,351	8.276	80.37	574	62.09	39.04
14.501% - 15.000%	200	27,900,756	7.45	139,504	8.729	80.67	575	52.78	38.71
15.001% - 15.500%	78	10,542,807	2.82	135,164	9.230	78.59	570	61.56	40.60
15.501% - 16.000%	70	8,613,147	2.30	123,045	9.649	70.77	564	62.45	39.46
16.001% - 16.500%	39	5,915,604	1.58	151,682	10.314	66.17	550	80.95	40.08
16.501% - 17.000%	32	4,411,858	1.18	137,871	10.815	67.40	532	73.14	39.77
17.001% - 17.500%	26	3,715,549	0.99	142,906	11.288	62.47	530	74.33	41.94
17.501% - 18.000%	8	894,403	0.24	111,800	11.802	61.85	522	75.13	36.37
18.001% - 18.500%	4	609,412	0.16	152,353	12.257	64.45	522	73.75	46.50
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

DISTRIBUTION BY MINIMUM MORTGAGE RATE OF THE ADJUSTABLE-RATE LOANS

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	30	$ 5,983,106	1.60%	$ 199,437	5.014%	75.39%	612	61.67%	37.79%
2.501% - 3.000%	185	36,479,609	9.75	197,187	6.063	77.30	636	38.41	39.25
3.001% - 3.500%	6	1,147,789	0.31	191,298	5.825	79.86	695	4.33	37.85
3.501% - 4.000%	3	684,225	0.18	228,075	7.091	84.97	646	19.37	45.22
4.001% - 4.500%	417	84,388,709	22.54	202,371	7.095	82.40	592	76.32	40.92
4.501% - 5.000%	522	78,852,645	21.06	151,059	7.463	82.06	591	70.32	40.13
5.001% - 5.500%	332	53,059,422	14.17	159,818	7.665	77.49	583	58.89	38.74
5.501% - 6.000%	206	31,636,112	8.45	153,573	7.665	74.82	584	57.97	38.99
6.001% - 6.500%	130	18,701,436	5.00	143,857	8.037	71.74	577	63.26	37.86
6.501% - 7.000%	189	32,419,958	8.66	171,534	8.409	69.17	580	76.12	38.80
7.001% - 7.500%	124	17,966,120	4.80	144,888	8.000	71.43	578	77.63	37.89
7.501% - 8.000%	61	10,752,986	2.87	176,278	7.622	77.00	574	77.07	38.59
8.001% - 8.500%	6	679,732	0.18	113,289	9.645	78.53	589	46.58	42.68
8.501% - 9.000%	11	1,097,625	0.29	99,784	8.958	90.27	595	28.19	40.19
9.001% - 9.500%	1	71,851	0.02	71,851	9.300	90.00	703	0.00	35.38
12.501% - 13.000%	2	309,256	0.08	154,628	6.825	85.49	587	100.00	36.10
13.501% - 14.000%	1	99,855	0.03	99,855	7.625	70.42	581	100.00	46.47
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group I Mortgage Loans (Conforming Loans)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
October 2004	1	$ 263,102	0.07%	$ 263,102	8.000%	80.00%	533	100.00%	42.43%
January 2005	1	207,734	0.06	207,734	8.250	80.00	595	0.00	46.86
June 2005	1	185,049	0.05	185,049	7.625	90.00	524	100.00	34.10
August 2005	1	159,449	0.04	159,449	6.250	95.00	631	0.00	28.72
September 2005	1	190,000	0.05	190,000	6.500	80.00	640	0.00	0.00
October 2005	1	110,200	0.03	110,200	4.625	95.00	648	100.00	33.40
December 2005	1	248,201	0.07	248,201	6.625	69.25	536	100.00	45.00
January 2006	6	825,632	0.22	137,605	7.396	78.71	584	100.00	37.81
February 2006	11	2,097,320	0.56	190,665	6.676	79.98	602	86.46	40.09
March 2006	13	1,720,536	0.46	132,349	6.868	78.95	647	53.78	34.61
April 2006	45	7,157,193	1.91	159,049	7.102	78.33	596	64.99	37.50
May 2006	52	9,282,263	2.48	178,505	6.689	79.58	606	73.05	39.66
June 2006	196	32,704,639	8.74	166,860	7.048	77.50	587	76.48	38.07
July 2006	426	69,293,592	18.51	162,661	7.464	78.11	584	71.88	40.09
August 2006	442	71,461,944	19.09	161,679	7.772	78.10	583	70.58	40.43
September 2006	596	100,892,974	26.95	169,284	7.861	78.83	589	61.71	39.81
October 2006	27	4,749,550	1.27	175,909	8.431	76.86	565	67.91	37.23
February 2007	2	192,596	0.05	96,298	5.914	75.00	607	100.00	42.90
March 2007	10	1,707,066	0.46	170,707	4.921	78.44	592	79.62	35.79
April 2007	10	1,857,995	0.50	185,800	5.624	77.62	634	37.31	36.34
May 2007	31	5,058,787	1.35	163,187	6.853	72.92	602	87.89	35.71
June 2007	22	3,607,796	0.96	163,991	6.949	80.62	595	96.96	36.71
July 2007	47	8,526,248	2.28	181,410	7.014	77.27	594	67.33	38.59
August 2007	87	13,166,211	3.52	151,336	6.982	77.94	607	51.36	39.47
September 2007	91	17,174,572	4.59	188,732	6.773	77.40	609	49.08	40.65
October 2007	9	1,766,756	0.47	196,306	6.133	75.40	617	57.92	34.83
February 2009	2	343,275	0.09	171,637	5.858	87.84	608	100.00	38.25
March 2009	3	569,566	0.15	189,855	5.021	77.53	602	41.81	31.31
April 2009	3	498,962	0.13	166,321	5.351	86.65	619	38.08	40.61
May 2009	2	404,787	0.11	202,393	4.821	77.20	593	43.38	38.78
June 2009	2	202,738	0.05	101,369	5.594	88.01	718	0.00	43.48
July 2009	7	1,334,551	0.36	190,650	6.030	73.43	628	40.99	38.94
August 2009	34	7,273,730	1.94	213,933	6.096	74.03	631	45.92	38.91
September 2009	35	7,331,675	1.96	209,476	6.129	74.92	631	32.75	39.60
October 2009	7	1,491,300	0.40	213,043	5.995	78.11	633	60.24	36.57
April 2011	1	272,451	0.07	272,451	5.375	64.02	608	100.00	38.22
TOTAL	**2,226**	**$ 374,330,436**	**100.00%**	**$ 168,163**	**7.394%**	**78.04%**	**592**	**66.01%**	**39.52%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

COLLATERAL SUMMARY

Statistics listed below and in the tables following are for the Group II Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

Scheduled Principal Balance:	$	220,449,112
Number of Mortgage Loans:		558
Average Scheduled Principal Balance:	$	395,070
Weighted Average Gross Coupon:		6.888%
Weighted Average Net Coupon:		6.378%
Weighted Average Original FICO Score:		625
Weighted Average Original LTV Ratio:		76.48%
Weighted Average Stated Remaining Term (months):		359
Weighted Average Seasoning (months):		1
Weighted Average Months to Next Adjustment Date[(1)]:		26
Weighted Average Gross Margin[(1)]:		4.961%
Weighted Average Initial Rate Cap[(1)]:		3.110%
Weighted Average Periodic Rate Cap[(1)]:		1.107%
Weighted Average Gross Maximum Lifetime Rate[(1)]:		13.038%
Weighted Average Gross Minimum Lifetime Rate[(1)]:		5.054%
Interest-Only Hybrid ARMs:		28.90%

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
100,000 or below	8	$ 682,561	0.31%	$ 85,320	7.598%	76.15%	579	87.11%	36.34%
100,001 - 150,000	35	4,326,232	1.96	123,607	7.581	79.14	587	82.97	38.83
150,001 - 200,000	32	5,725,870	2.60	178,933	7.299	79.90	588	93.44	40.53
200,001 - 250,000	27	6,069,350	2.75	224,791	7.026	81.85	588	96.37	43.97
250,001 - 300,000	20	5,436,478	2.47	271,824	7.266	80.16	594	70.14	39.60
300,001 - 350,000	70	23,791,875	10.79	339,884	7.123	77.43	610	48.60	42.46
350,001 - 400,000	126	47,398,296	21.50	376,177	7.023	78.92	605	53.65	40.53
400,001 - 450,000	76	32,432,919	14.71	426,749	6.849	77.29	631	54.12	40.66
450,001 - 500,000	65	31,278,815	14.19	481,213	6.797	76.94	638	67.50	38.96
500,001 - 550,000	26	13,685,504	6.21	526,366	6.451	75.94	638	38.48	39.63
550,001 - 600,000	25	14,500,184	6.58	580,007	6.603	75.61	627	43.94	37.33
600,001 - 650,000	19	12,101,212	5.49	636,906	6.631	73.16	668	52.99	39.52
650,001 - 700,000	6	4,120,128	1.87	686,688	6.588	76.91	614	100.00	43.11
700,001 - 750,000	7	5,161,606	2.34	737,372	6.659	70.64	692	57.06	39.37
750,001 - 800,000	7	5,421,612	2.46	774,516	6.748	70.80	647	85.63	40.62
800,001 - 850,000	3	2,461,300	1.12	820,433	7.513	59.62	657	33.67	46.08
850,001 - 900,000	1	876,775	0.40	876,775	7.625	69.02	571	100.00	41.75
900,001 - 950,000	1	933,506	0.42	933,506	8.875	54.91	632	100.00	31.19
950,001 -1,000,000	3	2,994,889	1.36	998,296	5.500	56.93	724	66.61	25.58
1,000,001 or above	1	1,050,000	0.48	1,050,000	6.750	60.00	626	100.00	11.95
Total	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
3.999% or below	1	$ 503,000	0.23%	$ 503,000	3.375%	75.64%	638	0.00%	34.97%
4.000% - 4.499%	1	600,000	0.27	600,000	4.250	80.00	650	100.00	19.93
4.500% - 4.999%	3	1,383,212	0.63	461,071	4.844	75.84	718	75.42	36.67
5.000% - 5.499%	10	4,937,376	2.24	493,738	5.250	67.11	709	50.10	34.62
5.500% - 5.999%	62	29,541,037	13.40	476,468	5.718	72.64	656	60.32	39.63
6.000% - 6.499%	95	40,397,010	18.32	425,232	6.205	74.47	663	63.41	39.25
6.500% - 6.999%	126	50,990,768	23.13	404,689	6.695	76.70	625	56.67	39.44
7.000% - 7.499%	90	32,160,490	14.59	357,339	7.194	79.29	605	66.07	42.62
7.500% - 7.999%	95	32,710,159	14.84	344,317	7.685	80.12	589	56.95	41.22
8.000% - 8.499%	29	10,101,769	4.58	348,337	8.156	80.02	593	54.50	41.58
8.500% - 8.999%	26	10,174,041	4.62	391,309	8.688	75.56	588	53.24	36.67
9.000% - 9.499%	10	3,235,134	1.47	323,513	9.090	77.49	553	49.70	40.58
9.500% - 9.999%	5	1,730,017	0.78	346,003	9.764	78.02	541	10.40	41.72
10.000% - 10.499%	3	1,259,181	0.57	419,727	10.181	70.80	533	100.00	44.96
10.500% - 10.999%	1	349,920	0.16	349,920	10.500	54.92	518	0.00	46.69
11.000% or above	1	376,000	0.17	376,000	11.250	80.00	521	0.00	39.15
Total	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
N/A	2	$ 255,520	0.12%	$ 127,760	7.080%	80.00%	n/a	100.00%	26.69%
500 - 519	19	6,230,333	2.83	327,912	8.327	72.31	510	77.44	43.42
520 - 539	31	11,696,124	5.31	377,294	7.823	76.28	529	70.80	42.80
540 - 559	31	10,720,381	4.86	345,819	7.755	73.52	549	78.65	41.72
560 - 579	51	18,830,408	8.54	369,224	7.220	78.21	571	65.64	42.50
580 - 599	93	30,731,105	13.94	330,442	7.272	79.61	590	74.84	43.09
600 - 619	125	43,776,341	19.86	350,211	6.899	79.25	609	69.23	39.88
620 - 639	63	29,564,184	13.41	469,273	6.539	75.89	630	35.44	38.42
640 - 659	47	21,275,533	9.65	452,671	6.451	78.72	648	40.35	40.39
660 - 679	18	8,552,550	3.88	475,142	6.438	78.57	670	43.66	39.81
680 - 699	18	8,675,523	3.94	481,973	6.587	75.40	689	55.28	38.45
700 - 719	9	3,580,466	1.62	397,830	6.391	77.00	707	11.92	39.79
720 - 739	13	6,976,688	3.16	536,668	6.333	70.91	728	43.54	32.52
740 - 759	12	6,021,371	2.73	501,781	6.150	68.43	748	30.37	36.56
760 - 779	11	5,916,173	2.68	537,834	5.982	62.92	770	94.35	28.04
780 - 799	14	7,200,921	3.27	514,352	6.105	69.29	789	54.49	38.45
800 or above	1	445,491	0.20	445,491	5.375	47.66	806	100.00	38.16
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY LIEN STATUS

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
First Lien	558	$ 220,449,112	100.00%	$ 395,070	6.888%	76.48%	625	59.10%	40.03%
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
30.01% - 35.00%	2	$ 856,001	0.39%	$ 428,000	6.571%	34.14%	665	0.00%	43.04%
35.01% - 40.00%	2	1,822,453	0.83	911,227	6.970	38.82	684	54.78	22.16
40.01% - 45.00%	5	1,879,099	0.85	375,820	6.305	42.21	673	34.53	38.80
45.01% - 50.00%	4	1,762,115	0.80	440,529	6.373	48.33	724	71.91	39.81
50.01% - 55.00%	15	6,704,657	3.04	446,977	7.147	53.78	650	49.53	31.91
55.01% - 60.00%	18	7,697,230	3.49	427,624	6.687	58.09	640	64.95	32.84
60.01% - 65.00%	31	15,413,389	6.99	497,206	6.986	63.58	635	49.55	40.97
65.01% - 70.00%	49	20,285,528	9.20	413,990	6.714	68.73	626	53.56	39.16
70.01% - 75.00%	63	27,277,687	12.37	432,979	6.656	73.43	636	48.34	40.62
75.01% - 80.00%	208	78,997,171	35.83	379,794	6.723	79.41	623	64.17	40.54
80.01% - 85.00%	50	19,702,879	8.94	394,058	7.319	84.00	585	63.31	42.90
85.01% - 90.00%	72	25,889,335	11.74	359,574	7.126	89.62	614	63.71	41.32
90.01% - 95.00%	33	9,962,568	4.52	301,896	7.359	94.45	622	70.77	40.65
95.01% - 100.00%	6	2,199,000	1.00	366,500	8.661	100.00	673	30.20	37.79
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Full Documentation	345	$ 130,296,199	59.10%	$ 377,670	6.850%	77.36%	616	100.00%	40.68%
Stated Documentation	178	73,914,610	33.53	415,251	6.993	75.10	638	0.00	38.74
Alternate Documentation	3	902,874	0.41	300,958	7.014	72.57	555	0.00	38.36
No Ratio	5	2,438,514	1.11	487,703	6.464	70.55	693	0.00	0.00
Limited Documentation	18	8,118,915	3.68	451,051	7.253	79.32	606	0.00	41.71
No Income No Asset	5	2,383,000	1.08	476,600	5.605	75.88	640	0.00	34.97
No Documentation	4	2,395,000	1.09	598,750	6.074	69.16	684	0.00	0.00
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Refinance – Cashout	315	$ 122,254,683	55.46%	$ 388,110	7.063%	75.92%	599	57.25%	41.33%
Purchase	190	71,760,522	32.55	377,687	6.816	80.01	644	64.98	39.07
Refinance – Rate/Term	53	26,433,907	11.99	498,753	6.272	69.44	691	51.72	36.37
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	543	$ 213,419,222	96.81%	$ 393,037	6.883%	76.54%	623	59.51%	40.16%
Second Home	6	2,851,849	1.29	475,308	7.446	80.35	664	16.51	37.23
Non-Owner Occupied	9	4,178,041	1.90	464,227	6.740	70.44	680	67.31	35.48
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Single Family Residence	427	$ 168,580,101	76.47%	$ 394,801	6.868%	75.46%	625	58.14%	39.98%
Townhouse	6	2,017,410	0.92	336,235	7.122	78.85	600	70.23	41.11
Condominium	26	9,243,030	4.19	355,501	7.058	80.90	636	56.48	41.54
Condo - High Rise >8 floors	5	1,829,500	0.83	365,900	7.536	86.25	629	7.35	29.63
2 Family	13	5,899,195	2.68	453,784	6.973	80.43	630	71.06	43.45
3 Family	2	949,804	0.43	474,902	7.013	60.74	685	31.56	34.17
4 Family	3	2,141,886	0.97	713,962	6.218	69.24	707	69.65	31.73
PUD	76	29,788,187	13.51	391,950	6.917	80.36	613	65.58	40.52
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
California	220	$ 97,562,022	44.26%	$ 443,464	6.736%	74.86%	635	62.31%	39.68%
New York	54	23,692,411	10.75	438,748	6.625	77.03	633	48.85	41.98
Massachusetts	38	13,680,812	6.21	360,021	7.038	74.95	591	83.80	39.88
Florida	36	11,030,900	5.00	306,414	6.924	76.42	618	49.24	38.65
New Jersey	33	14,464,014	6.56	438,303	7.067	75.00	627	50.47	40.85
Maryland	22	8,302,565	3.77	377,389	7.393	80.42	605	61.46	42.57
Virginia	19	7,460,042	3.38	392,634	6.634	79.47	601	63.15	41.45
Colorado	14	3,546,110	1.61	253,294	7.021	82.55	614	47.14	38.67
Georgia	14	3,096,485	1.40	221,177	7.778	83.30	599	49.10	40.62
Connecticut	12	4,303,504	1.95	358,625	6.748	73.32	604	67.24	39.38
Michigan	11	3,316,503	1.50	301,500	7.315	80.48	622	39.14	38.96
Illinois	10	4,028,521	1.83	402,852	8.082	83.69	601	60.93	41.49
Washington	9	3,612,548	1.64	401,394	6.021	79.78	663	50.87	43.08
Texas	7	2,869,848	1.30	409,978	7.456	85.17	646	58.14	32.09
Arizona	6	2,964,263	1.34	494,044	6.927	58.19	628	14.59	35.54
Other	53	16,518,565	7.49	311,671	7.260	81.20	608	61.43	39.46
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY ZIP CODE

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
07726	4	$ 1,727,978	0.78%	$ 431,995	7.212%	79.69%	578	53.64%	37.84%
94531	4	1,662,872	0.75	415,718	6.477	79.55	670	43.59	43.02
92886	3	1,448,213	0.66	482,738	6.012	67.03	622	65.47	34.03
94518	3	1,260,072	0.57	420,024	7.044	81.26	592	31.66	40.67
91342	3	1,156,690	0.52	385,563	6.430	75.48	636	100.00	48.11
11968	2	1,383,157	0.63	691,579	5.229	59.86	708	0.00	48.24
92104	2	1,184,000	0.54	592,000	6.705	79.73	640	100.00	47.91
94611	2	1,178,285	0.53	589,142	5.764	64.66	634	100.00	48.25
92612	2	1,144,861	0.52	572,430	7.588	75.81	600	100.00	43.06
91016	2	1,093,137	0.50	546,569	5.096	84.51	664	100.00	26.09
Other	531	207,209,847	93.99	390,226	6.920	76.59	624	58.66	39.96
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
301 - 360	558	$ 220,449,112	100.00%	$ 395,070	6.888%	76.48%	625	59.10%	40.03%
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
30 YR Fixed	83	$ 39,023,183	17.70%	$ 470,159	6.503%	70.46%	692	51.91%	37.59%
30 YR Fixed - 60M IO	19	8,819,871	4.00	464,204	6.051	67.78	750	64.61	32.85
1 YR CMT	1	519,431	0.24	519,431	5.500	80.00	620	100.00	49.90
2/6 MONTH LIBOR	232	95,175,810	43.17	410,241	7.268	77.68	588	62.64	40.80
2/6 MONTH LIBOR - 24M IO	142	45,174,702	20.49	318,132	7.058	80.21	622	67.35	42.20
3/1 YR CMT	7	2,957,589	1.34	422,513	6.415	78.16	638	36.25	40.02
3/1 YR CMT - 36M IO	10	4,739,500	2.15	473,950	5.734	77.32	637	21.78	30.39
3/6 MONTH LIBOR	23	6,763,560	3.07	294,068	7.027	76.89	588	66.18	41.36
3/6 MONTH LIBOR - 36M IO	14	5,109,140	2.32	364,939	6.274	77.85	617	49.57	41.34
5/1 YR CMT	6	3,076,170	1.40	512,695	6.006	76.55	631	38.33	37.08
5/1 YR CMT - 60M IO	13	5,295,609	2.40	407,355	5.974	79.21	639	46.43	37.61
5/6 MONTH LIBOR - 60M IO	6	2,888,430	1.31	481,405	5.923	73.41	641	21.58	45.36
6 MONTH LIBOR	1	403,117	0.18	403,117	7.625	80.00	544	100.00	45.90
6 MONTH LIBOR - 60M IO	1	503,000	0.23	503,000	3.375	75.64	638	0.00	34.97
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	199	$ 87,987,976	39.91%	$ 442,151	6.730%	73.77%	658	53.84%	38.24%
12	37	12,344,818	5.60	333,644	7.234	80.80	597	70.61	41.81
24	255	95,151,341	43.16	373,143	7.055	78.76	597	62.47	41.39
36	62	24,061,425	10.91	388,087	6.624	75.37	629	60.26	39.59
60	5	903,553	0.41	180,711	6.893	70.09	669	29.56	45.17
TOTAL	**558**	**$ 220,449,112**	**100.00%**	**$ 395,070**	**6.888%**	**76.48%**	**625**	**59.10%**	**40.03%**

DISTRIBUTION BY INITIAL PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Initial Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	3	$ 1,048,730	0.61%	$ 349,577	5.638%	77.77%	591	52.04%	40.01%
1.500%	3	1,112,656	0.64	370,885	7.881	77.64	536	30.18	27.59
2.000%	1	519,431	0.30	519,431	5.500	80.00	620	100.00	49.90
3.000%	423	158,439,200	91.79	374,561	7.099	78.37	601	62.14	41.13
5.000%	25	11,260,209	6.52	450,408	5.970	77.00	637	37.84	39.32
6.000%	1	225,832	0.13	225,832	7.500	80.71	516	100.00	24.81
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY SUBSEQUENT PERIODIC RATE CAP OF THE ADJUSTABLE-RATE LOANS

Subsequent Periodic Rate Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.000%	409	$ 152,856,770	88.56%	$ 373,733	7.141%	78.34%	600	63.02%	41.42%
1.500%	8	2,432,156	1.41	304,020	7.046	76.86	580	62.99	37.36
2.000%	39	17,317,132	10.03	444,029	5.920	77.98	635	37.46	36.60
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

DISTRIBUTION BY GROSS MARGIN OF THE ADJUSTABLE-RATE LOANS

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	3	$ 1,483,000	0.86%	$ 494,333	5.479%	80.95%	653	0.00%	38.05%
2.501% - 3.000%	48	22,596,047	13.09	470,751	5.833	75.51	643	32.57	39.01
3.501% - 4.000%	3	1,243,812	0.72	414,604	5.714	71.67	645	41.86	40.92
4.001% - 4.500%	85	33,446,187	19.38	393,485	6.887	81.23	596	75.79	42.60
4.501% - 5.000%	136	44,641,888	25.86	328,249	7.034	82.44	599	72.86	41.48
5.001% - 5.500%	71	32,748,243	18.97	461,243	7.320	75.04	605	45.06	41.16
5.501% - 6.000%	27	12,629,533	7.32	467,760	7.795	75.82	608	48.17	36.14
6.001% - 6.500%	23	8,269,492	4.79	359,543	7.159	76.07	591	62.44	43.26
6.501% - 7.000%	12	4,569,887	2.65	380,824	8.204	69.24	569	72.75	40.75
7.001% - 7.500%	3	1,591,744	0.92	530,581	7.051	75.87	580	62.48	33.40
7.501% - 8.000%	3	1,221,996	0.71	407,332	7.880	82.98	550	100.00	45.66
8.001% - 8.500%	25	4,929,076	2.86	197,163	7.545	74.90	555	87.08	39.91
8.501% - 9.000%	6	1,405,844	0.81	234,307	8.578	79.79	559	65.40	43.81
9.001% - 9.500%	10	1,772,494	1.03	177,249	8.096	73.80	558	100.00	40.95
10.501% - 11.000%	1	56,816	0.03	56,816	9.000	75.00	519	100.00	24.93
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

Distribution by Maximum Mortgage Rate of the Adjustable-Rate Loans

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
10.500% or below	1	$ 600,000	0.35%	$ 600,000	4.250%	80.00%	650	100.00%	19.93%
10.501% - 11.000%	2	883,213	0.51	441,606	4.827	80.00	682	61.50	29.25
11.001% - 11.500%	19	9,279,047	5.38	488,371	5.529	74.84	645	45.19	42.35
11.501% - 12.000%	49	21,717,921	12.58	443,223	5.859	76.21	619	66.58	42.37
12.001% - 12.500%	68	26,465,679	15.33	389,201	6.283	79.00	615	61.61	40.33
12.501% - 13.000%	92	35,365,431	20.49	384,407	6.804	77.42	608	64.19	41.16
13.001% - 13.500%	85	28,613,872	16.58	336,634	7.300	80.18	593	69.40	41.24
13.501% - 14.000%	75	26,372,354	15.28	351,631	7.760	81.65	593	53.44	41.20
14.001% - 14.500%	28	8,972,358	5.20	320,441	8.275	78.92	580	48.65	41.63
14.501% - 15.000%	23	9,186,454	5.32	399,411	8.759	73.97	585	52.56	35.90
15.001% - 15.500%	3	986,868	0.57	328,956	9.295	71.03	524	51.36	41.08
15.501% - 16.000%	6	2,127,979	1.23	354,663	9.592	77.33	537	45.94	47.62
16.001% - 16.500%	3	1,259,256	0.73	419,752	10.319	70.69	534	72.21	42.53
16.501% - 17.000%	1	399,625	0.23	399,625	9.750	64.00	501	0.00	25.53
17.001% - 17.500%	1	376,000	0.22	376,000	11.250	80.00	521	0.00	39.15
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

Distribution by Minimum Mortgage Rate of the Adjustable-Rate Loans

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
2.001% - 2.500%	2	$ 863,000	0.50%	$ 431,500	4.835%	81.63%	635	0.00%	37.55%
2.501% - 3.000%	47	21,968,614	12.73	467,417	5.814	75.69	643	33.50	39.01
3.001% - 3.500%	1	620,000	0.36	620,000	6.375	80.00	678	0.00	38.74
3.501% - 4.000%	2	860,654	0.50	430,327	5.809	80.00	656	60.50	37.66
4.001% - 4.500%	81	31,960,264	18.52	394,571	6.907	81.77	596	76.98	42.39
4.501% - 5.000%	132	43,360,480	25.12	328,488	7.052	82.65	599	74.78	41.51
5.001% - 5.500%	69	31,616,119	18.32	458,205	7.305	74.76	604	46.68	41.27
5.501% - 6.000%	29	13,198,074	7.65	455,106	7.745	75.47	609	46.37	37.09
6.001% - 6.500%	23	9,262,067	5.37	402,699	7.005	73.29	598	46.11	43.09
6.501% - 7.000%	16	5,643,133	3.27	352,696	7.895	72.50	576	71.67	39.05
7.001% - 7.500%	6	2,526,834	1.46	421,139	7.173	81.12	590	64.17	35.72
7.501% - 8.000%	6	2,251,393	1.30	375,232	7.658	82.94	564	59.51	44.80
8.001% - 8.500%	25	5,056,033	2.93	202,241	7.446	72.97	553	93.49	40.80
8.501% - 9.000%	7	1,242,108	0.72	177,444	8.335	78.50	548	85.82	41.88
9.001% - 9.500%	8	1,486,892	0.86	185,861	7.988	74.83	565	100.00	42.12
9.501% - 10.000%	1	310,392	0.18	310,392	9.750	80.00	584	0.00	46.11
13.501% - 14.000%	1	380,000	0.22	380,000	7.750	54.83	534	0.00	44.58
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The Group II Mortgage Loans (Non-Conforming Loans)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE OF THE ADJUSTABLE-RATE LOANS

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
December 2004	1	$ 403,117	0.23%	$ 403,117	7.625%	80.00%	544	100.00%	45.90%
March 2005	1	503,000	0.29	503,000	3.375	75.64	638	0.00	34.97
August 2005	1	519,431	0.30	519,431	5.500	80.00	620	100.00	49.90
December 2005	1	382,333	0.22	382,333	7.250	89.54	614	100.00	40.00
January 2006	1	345,201	0.20	345,201	5.500	90.00	639	100.00	45.14
February 2006	1	338,155	0.20	338,155	7.375	85.00	575	0.00	47.39
March 2006	3	732,224	0.42	244,075	7.623	80.01	570	75.95	47.59
April 2006	12	3,267,321	1.89	272,277	7.371	75.60	585	71.06	42.76
May 2006	13	5,543,782	3.21	426,445	6.200	78.52	641	48.31	41.75
June 2006	33	12,275,409	7.11	371,982	6.651	75.03	582	75.46	42.47
July 2006	67	27,630,245	16.01	412,392	7.205	76.86	598	61.16	40.46
August 2006	103	36,291,413	21.03	352,344	7.333	77.75	595	70.29	42.10
September 2006	129	49,589,103	28.73	384,412	7.353	80.55	602	58.04	40.53
October 2006	11	3,955,325	2.29	359,575	7.066	81.30	605	83.73	40.41
March 2007	1	89,584	0.05	89,584	8.750	89.90	599	100.00	48.07
April 2007	3	1,464,617	0.85	488,206	6.180	74.28	622	18.49	39.16
May 2007	8	1,651,297	0.96	206,412	7.456	78.59	582	87.93	44.13
June 2007	4	1,422,824	0.82	355,706	6.891	82.47	598	40.45	34.98
July 2007	3	1,027,268	0.60	342,423	6.734	81.63	614	100.00	34.65
August 2007	11	4,571,309	2.65	415,574	6.079	78.27	623	46.58	38.58
September 2007	20	8,163,970	4.73	408,199	6.309	75.63	618	42.69	39.95
October 2007	4	1,178,920	0.68	294,730	6.415	78.29	624	7.12	38.00
November 2007	1	401,563	0.23	401,563	6.625	63.57	627	0.00	29.77
April 2009	1	588,952	0.34	588,952	5.875	80.00	627	0.00	40.11
May 2009	1	543,213	0.31	543,213	4.875	80.00	650	100.00	21.34
June 2009	1	623,200	0.36	623,200	5.500	80.00	648	100.00	49.45
July 2009	5	2,080,454	1.21	416,091	6.301	70.85	628	33.27	40.60
August 2009	3	1,086,400	0.63	362,133	5.960	83.31	634	66.86	36.92
September 2009	10	4,580,426	2.65	458,043	5.977	77.43	641	22.21	40.65
October 2009	3	1,356,000	0.79	452,000	5.946	80.00	638	48.55	40.44
TOTAL	**456**	**$ 172,606,058**	**100.00%**	**$ 378,522**	**7.017%**	**78.28%**	**603**	**60.45%**	**40.92%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

FOR ADDITIONAL INFORMATION PLEASE CALL:

DEUTSCHE BANK SECURITIES

ABS Banking

Nita Cherry	(212) 250-7773
Paul Vambutas	(212) 250-3163
Elton Wells	(212) 250-5225
Brian Haklisch	(212) 250-8745
Daniel Murray	(212) 250-0864

ABS Structuring

Marina Tukhin (Bonds)	(212) 250-2250
Bill Yeung (Bonds)	(212) 250-6893
Timur Otunchiev (Collateral)	(212) 250-7869
Erica Pak (Collateral)	(212) 250-2247

ABS Syndicate & Trading

Brian Wiele	(212) 250-7730
Greg Lippmann	(212) 250-7730
Rocky Kurita	(212) 250-7730

RATING AGENCIES

Moody's Investors Service

Joseph Grohotolski Tel: (212) 553-4619
Email: joseph.grohotolski@moodys.com

Standard & Poors

Venkat Veerubhotla Tel: (212) 438-6612
Email: venkat_veerubhotla@standardpoors.com

Fitch Ratings

Kei Ishidoya Tel: (212) 908-0238
Email: kei.ishidoya@fitchratings.com

For structural runs and/or .cdi file requests, please contact Marina Tukhin at:

marina.tukhin@db.com

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Fannie Mae have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.